

13001532



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

# FORM 10-K

[Mark One]

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to_________

Commission file number 0-17071

# FIRST MERCHANTS CORPORATION

(Exact name of registrant as specified in its charter)

| **Indiana** | **35-1544218** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **200 East Jackson Muncie, Indiana** | **47305-2814** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: (765)747-1500

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Name of each exchange on which registered |
|---|---|
| Common Stock, $0.125 stated value per share | The NASDAQ Stock Market |

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant(1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every interactive data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Large accelerated filer [ ] Accelerated filer[X] Non-accelerated filer [ ] Small Reporting Company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No[X]

The aggregate market value (not necessarily a reliable indication of the price at which more than a limited number of shares would trade) of the voting stock held by non-affiliates of the registrant was $356,895,000 as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2012).

As of February 28, 2013 there were 28,695,887 outstanding common shares, without par value, of the registrant.

DOCUMENTS INCORPORATED BY REFERENCE

| Documents | Part of Form 10-K into which incorporated |
|---|---|
| Portions of the Registrant's Definitive Proxy Statement for Annual Meeting of Shareholders to be held May 9, 2013 | Part III (Items 10 through 14) |

# *TABLE OF CONTENTS*

## FIRST MERCHANTS CORPORATION

Table of Contents

# FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

| (Dollars in Thousands, Except Share Data) | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| **Operations** (1) (2) | | | | | |
| Net Interest Income Fully Taxable Equivalent (FTE) Basis | $ 158,081 | $ 149,114 | $ 149,434 | $ 159,068 | $ 133,083 |
| Less Tax Equivalent Adjustment | 5,745 | 5,759 | 5,865 | 5,722 | 3,699 |
| Net Interest Income | 152,336 | 143,355 | 143,569 | 153,346 | 129,384 |
| Provision for Loan Losses | 18,534 | 22,630 | 46,483 | 122,176 | 28,238 |
| Net Interest Income After Provision for Loan Losses | 133,802 | 120,725 | 97,086 | 31,170 | 101,146 |
| Total Other Income | 64,302 | 49,120 | 48,544 | 51,201 | 36,367 |
| Total Other Expenses | 137,115 | 135,938 | 142,311 | 151,558 | 108,792 |
| Income (Loss) Before Income Tax Expense (Benefit) | 60,989 | 33,907 | 3,319 | (69,187) | 28,721 |
| Income Tax Expense (Benefit) | 15,867 | 8,655 | (3,590) | (28,424) | 8,083 |
| Net Income (Loss) | 45,122 | 25,252 | 6,909 | (40,763) | 20,638 |
| Gain on Exchange of Preferred Stock to Trust Preferred Debt | | | 11,353 | | |
| Loss on CPP Unamortized Discount | | (1,401) | (1,301) | | |
| Loss on Extinguishment of Trust Preferred Securities | | (10,857) | | | |
| Preferred Stock Dividends and Discount Accretion | (4,539) | (3,981) | (5,239) | (4,979) | |
| Net Income (Loss) Available to Common Stockholders | $ 40,583 | $ 9,013 | $ 11,722 | $ (45,742) | $ 20,638 |
| **Per Share Data** | | | | | |
| Basic Net Income (Loss) Available to Common Stockholders | $ 1.42 | $ 0.34 | $ 0.48 | $ (2.17) | $ 1.14 |
| Diluted Net Income (Loss) Available to Common Stockholders | 1.41 | 0.34 | 0.48 | (2.17) | 1.14 |
| Cash Dividends Paid - Common | 0.10 | 0.04 | 0.04 | 0.47 | 0.92 |
| December 31 Book Value - Common | 16.08 | 14.83 | 15.11 | 16.55 | 18.69 |
| December 31 Tangible Book Value - Common | 10.95 | 9.64 | 9.21 | 9.25 | 10.93 |
| December 31 Market Value (Bid Price) - Common | 14.84 | 8.47 | 8.86 | 5.94 | 22.21 |
| **Average Balances** (1) (2) | | | | | |
| Total Assets | $ 4,245,996 | $ 4,143,850 | $ 4,271,715 | $ 4,674,590 | $ 3,811,166 |
| Total Loans (3) | 2,819,816 | 2,748,684 | 3,050,850 | 3,546,316 | 3,002,628 |
| Total Deposits | 3,263,020 | 3,175,762 | 3,337,747 | 3,603,509 | 2,902,902 |
| Securities Sold Under Repurchase Agreements (long-term portion) | 10,000 | 12,773 | 24,250 | 24,250 | 34,250 |
| Total Federal Home Loan Bank Advances | 113,730 | 110,729 | 107,753 | 243,105 | 237,791 |
| Total Subordinated Debentures, Revolving Credit Lines and Term Loans | 109,339 | 133,673 | 126,650 | 110,826 | 107,752 |
| Total Stockholders' Equity | 535,497 | 478,440 | 470,379 | 477,148 | 349,594 |
| **Year-End Balances** (1) (2) | | | | | |
| Total Assets | $ 4,304,821 | $ 4,173,076 | $ 4,170,848 | $ 4,480,952 | $ 4,784,155 |
| Total Loans (3) | 2,924,509 | 2,731,279 | 2,857,152 | 3,277,824 | 3,726,247 |
| Total Deposits | 3,346,383 | 3,134,655 | 3,268,880 | 3,536,536 | 3,718,811 |
| Securities Sold Under Repurchase Agreements (long-term portion) | 10,000 | 10,000 | 24,250 | 24,250 | 34,250 |
| Total Federal Home Loan Bank Advances | 94,238 | 138,095 | 82,684 | 129,749 | 360,217 |
| Total Subordinated Debentures, Revolving Credit Lines and Term Loans | 112,161 | 194,974 | 226,440 | 194,790 | 135,826 |
| Total Stockholders' Equity | 552,236 | 514,467 | 454,408 | 463,785 | 395,903 |
| **Financial Ratios** (1) (2) | | | | | |
| Return on Average Assets | 0.96% | 0.22% | 0.27% | (0.98)% | 0.54% |
| Return on Average Stockholders' Equity | 7.58 | 1.88 | 2.49 | (9.59) | 5.90 |
| Average Earning Assets to Total Assets | 90.28 | 90.35 | 90.42 | 94.74 | 72.39 |
| Allowance for Loan Losses as % of Total Loans | 2.37 | 2.60 | 2.90 | 2.81 | 1.33 |
| Dividend Payout Ratio | 7.09 | 11.76 | 8.33 | n/m (4) | 80.70 |
| Average Stockholders' Equity to Average Assets | 12.61 | 11.55 | 11.01 | 10.21 | 9.17 |
| Tax Equivalent Yield on Earning Assets | 4.74 | 4.99 | 5.32 | 5.56 | 6.44 |
| Cost of Supporting Liabilities | 0.62 | 1.01 | 1.45 | 1.82 | 2.60 |
| Net Interest Margin on Earning Assets | 4.12 | 3.98 | 3.87 | 3.74 | 3.84 |

(1) On December 31, 2008, the Corporation acquired 100 percent of the outstanding stock of Lincoln Bancorp, the holding company of Lincoln Bank, which was headquartered in Plainfield, Indiana. Lincoln Bank was a state chartered bank with branches in central Indiana. Lincoln Bancorp was merged into the Corporation and in 2009, Lincoln Bank was ultimately merged into First Merchants Bank, National Association, a subsidiary of the Corporation. The Corporation issued approximately 3,040,415 shares of its common stock at a cost of $19.78 per share and approximately $16.8 million in cash to complete the transaction. As a result of the acquisition, the Corporation increased its customer base and market share. The purchase had a recorded acquisition price of $77,290,000, including investments of $122,093,000; loans of $628,277,000, premises and equipment of $15,624,000; other assets of $86,091,000; deposits of $655,370,000; other liabilities of $136,280,000 and goodwill of $19,813,000. Additionally, core deposit intangibles totaling $12,461,000 were recognized and are amortizing over ten years. The combination was accounted for under the purchase method of accounting. All assets and liabilities were recorded at their fair values as of December 31, 2008. The purchase accounting adjustments are being amortized over the life of the respective asset or liability.

(2) Effective February 10, 2012, the Bank assumed substantially all of the deposits and certain other liabilities and acquired certain assets of SCB Bank, a federal savings bank headquartered in Shelbyville, Indiana, from the Federal Deposit Insurance Corporation ("FDIC"), as receiver for SCB Bank (the "Acquisition"), pursuant to the terms of the Purchase and Assumption Agreement - Modified Whole Bank; All Deposits (the "Agreement"), entered into by the Bank, the FDIC as receiver of SCB Bank and the FDIC. Under the terms of the Agreement, the Bank acquired $147,700,000 in assets, including approximately $11,900,000 of cash and cash equivalents, $18,900,000 of marketable securities, $1,800,000 in Federal Home Loan Bank stock, $113,000,000 in loans and $2,100,000 of premises and other assets. The asset balances are book balances and do not reflect the fair value discount of $29,000,000 from book value. The Bank assumed approximately $135,700,000 of liabilities, including approximately $125,900,000 in customer deposits, $9,600,000 of other borrowed money and $402,000 in other liabilities. The bid accepted by the FDIC included no deposit premium.

(3) Includes loans held for sale.

(4) Not meaningful.

# *FORWARD-LOOKING STATEMENTS*

First Merchants Corporation (the "Corporation") from time to time includes forward-looking statements in its oral and written communication. The Corporation may include forward-looking statements in filings with The Securities and Exchange Commission ("SEC"), such as Form 10-K and Form 10-Q, in other written materials and oral statements made by senior management to analysts, investors, representatives of the media and others. The Corporation intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and the Corporation is including this statement for purposes of these safe harbor provisions. Forward-looking statements can often be identified by the use of words like "believe", "continue", "pattern", "estimate", "project", "intend", "anticipate", "expect" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "might", "can", "may" or similar expressions. These forward-looking statements include:

- statements of the Corporation's goals, intentions and expectations;
- statements regarding the Corporation's business plan and growth strategies;
- statements regarding the asset quality of the Corporation's loan and investment portfolios; and
- estimates of the Corporation's risks and future costs and benefits.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, those discussed in Item 1A, "RISK FACTORS".

Because of these and other uncertainties, the Corporation's actual future results may be materially different from the results indicated by these forward-looking statements. In addition, the Corporation's past results of operations do not necessarily indicate its future results.

# *PART I: ITEM 1. BUSINESS*

## *PART I*

**ITEM 1. BUSINESS**

**GENERAL**

First Merchants Corporation (the "Corporation") is a financial holding company headquartered in Muncie, Indiana and was organized in September 1982. The Corporation's Common Stock is traded on NASDAQ's Global Select Market System under the symbol FRME. The Corporation has one full-service bank charter, First Merchants Bank, National Association (the "Bank"), which opened for business in Muncie, Indiana, in March 1893. The Bank also operates Lafayette Bank and Trust, Commerce National Bank and First Merchants Trust Company as divisions of First Merchants Bank, N.A. The Bank includes seventy-six banking locations in twenty-four Indiana and two Ohio counties. In addition to its branch network, the Corporation's delivery channels include ATMs, check cards, remote deposit capture, interactive voice response systems and internet technology. The Corporation's business activities are currently limited to one significant business segment, which is community banking.

Through the Bank, the Corporation offers a broad range of financial services, including accepting time deposits, savings and demand deposits; making consumer, commercial, agri-business and real estate mortgage loans; renting safe deposit facilities; providing personal and corporate trust services; providing full-service brokerage; and providing other corporate services, letters of credit and repurchase agreements.

The Corporation also operates First Merchants Insurance Services, Inc., operating as First Merchants Insurance Group, a full-service property, casualty, personal lines, and employee benefit insurance agency headquartered in Muncie, Indiana.

The Corporation had operated First Merchants Reinsurance Co. Ltd. ("FMRC"), a small life reinsurance company whose primary business included short-duration credit life, accident/health insurance and debt cancellation contracts. This company was dissolved in December of 2011. There is no remaining exposure for the Corporation.

All inter-company transactions are eliminated during the preparation of consolidated financial statements.

As of December 31, 2012, the Corporation had consolidated assets of $4.3 billion, consolidated deposits of $3.3 billion and stockholders' equity of $552 million. As of December 31, 2012, the Corporation and its subsidiaries had 1,149 full-time equivalent employees.

**AVAILABLE INFORMATION**

The Corporation makes its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, available on its website at www.firstmerchants.com without charge, as soon as reasonably practicable, after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission. These documents can also be read and copied at the Securities and Exchange Commission's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. SEC filings are also available to the public at the Securities and Exchange Commission's website at www.sec.gov. **Additionally, the Corporation will also provide without charge, a copy of its Annual Report on Form 10-K to any shareholder by mail. Requests should be sent to Cynthia Holaday, Shareholder Relations, First Merchants Corporation, P.O. Box 792, Muncie, IN 47308-0792.**

**ACQUISITION POLICY**

The Corporation anticipates that it will continue its policy of geographic expansion of its banking business through the acquisition of banks whose operations are consistent with its banking philosophy. Management routinely explores opportunities to acquire financial institutions and other financial services-related businesses and to enter into strategic alliances to expand the scope of its services and its customer base.

Effective February 10, 2012, the Bank assumed substantially all of the deposits and certain other liabilities and acquired certain assets of SCB Bank, a federal savings bank headquartered in Shelbyville, Indiana, from the Federal Deposit Insurance Corporation ("FDIC"), as receiver for SCB Bank (the "Acquisition"), pursuant to the terms of the Purchase and Assumption Agreement - Modified Whole Bank; All Deposits (the "Agreement"), entered into by the Bank, the FDIC as receiver of SCB Bank and the FDIC. Under the terms of the Agreement, the Bank acquired $147,700,000 in assets, including approximately $11,900,000 of cash and cash equivalents, $18,900,000 of marketable securities, $1,800,000 in Federal Home Loan Bank stock, $113,000,000 in loans and $2,100,000 of premises and other assets. The asset balances are book balances and do not reflect the fair value discount of $29,000,000 from book value. The Bank assumed approximately $135,700,000 of liabilities, including approximately $125,900,000 in customer deposits, $9,600,000 of other borrowed money and $402,000 in other liabilities. The bid accepted by the FDIC included no deposit premium.

**COMPETITION**

The Bank is located in Indiana and Ohio counties where other financial services companies provide similar banking services. In addition to the competition provided by the lending and deposit gathering subsidiaries of national manufacturers, retailers, insurance companies and investment brokers, the Bank competes vigorously with other banks, thrift institutions, credit unions and finance companies located within their service areas.

# PART I: ITEM 1. BUSINESS

**REGULATION AND SUPERVISION OF FIRST MERCHANTS CORPORATION AND SUBSIDIARIES**

**Bank Holding Company Regulation**

The Corporation is registered as a bank holding company and has elected to be a financial holding company. It is subject to the supervision of, and regulation by the Board of Governors of the Federal Reserve System ("Federal Reserve") under the Bank Holding Company Act of 1956 (the "BHC Act"), as amended. Bank holding companies are required to file periodic reports with and are subject to periodic examination by the Federal Reserve. The Federal Reserve has issued regulations under the BHC Act requiring a bank holding company to serve as a source of financial and managerial strength to the Bank. Thus, it is the policy of the Federal Reserve that a bank holding company should stand ready to use its resources to provide adequate capital funds to the Bank during periods of financial stress or adversity. Additionally, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a bank holding company is required to guarantee the compliance of any subsidiary bank that may become "undercapitalized" (as defined in the FDICIA section of this Form 10-K) with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency. Under the BHC Act, the Federal Reserve has the authority to require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the determination that such activity constitutes a serious risk to the financial stability of any bank subsidiary.

The BHC Act requires the Corporation to obtain the prior approval of the Federal Reserve before:

- acquiring direct or indirect control or ownership of any voting shares of any bank or bank holding company if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5 percent of the voting shares of the bank or bank holding company;
- merging or consolidating with another bank holding company; or
- acquiring substantially all of the assets of any bank.

The BHC Act generally prohibits bank holding companies that have not become financial holding companies from (i) engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries, and (ii) acquiring or retaining direct or indirect control of any company engaged in the activities other than those activities determined by the Federal Reserve to be closely related to banking or managing or controlling banks.

**Capital Adequacy Guidelines for Bank Holding Companies**

The BHC Act does not place territorial restrictions on such non-banking related activities. The Corporation is required to comply with the Federal Reserve's risk-based capital guidelines. These guidelines require a minimum ratio of capital to risk-weighted assets of 8 percent (including certain off-balance sheet activities such as standby letters of credit). At least half of the total required capital must be "Tier 1 capital," consisting principally of stockholders' equity, noncumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock and minority interest in the equity accounts of consolidated subsidiaries, less certain goodwill items. The remainder may consist of a limited amount of subordinate debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, cumulative perpetual preferred stock, and a limited amount of the general loan loss allowance.

In addition to the risk-based capital guidelines, the Federal Reserve has adopted a Tier 1 (leverage) capital ratio under which the Corporation must maintain a minimum level of Tier 1 capital to average total consolidated assets. The ratio is 3 percent in the case of bank holding companies, which have the highest regulatory examination ratings and are not contemplating significant growth or expansion.

The following are the Corporation's regulatory capital ratios as of December 31, 2012:

| | Corporation | Regulatory Minimum Requirement |
|---|---|---|
| Tier 1 risk-based capital ratio | 14.15% | 4.00% |
| Total risk-based capital ratio | 16.34% | 8.00% |

**Bank Regulation**

The Bank is supervised, regulated and examined by the Office of the Comptroller of the Currency (the "OCC"). The OCC has the authority to issue cease-and-desist orders if it determines that activities of the Bank regularly represent an unsafe and unsound banking practice or a violation of law. Federal law extensively regulates various aspects of the banking business such as reserve requirements, truth-in-lending and truth-in-savings disclosures, equal credit opportunity, fair credit reporting, trading in securities and other aspects of banking operations. Current federal law also requires banks, among other things, to make deposited funds available within specified time periods.

# *PART I: ITEM 1. BUSINESS*

**Bank Capital Requirements**

The OCC has adopted risk-based capital ratio guidelines to which national banks are subject. The guidelines establish a framework that makes regulatory capital requirements more sensitive to differences in risk profiles. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk.

Like the capital guidelines established by the Federal Reserve, these guidelines divide a bank's capital into tiers. Banks are required to maintain a total risk-based capital ratio of 8 percent. The OCC may, however, set higher capital requirements when a bank's particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

In addition, the OCC established guidelines prescribing a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier 1 leverage ratio of 3 percent for banks that meet specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier 1 leverage ratio of 3 percent plus an additional 1 to 2 percent.

The Bank exceeded the minimum risk-based capital guidelines of the OCC as of December 31, 2012.

**FDIC Improvement Act of 1991**

The FDICIA requires, among other things, federal bank regulatory authorities to take "prompt corrective action" with respect to banks, which do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. The Federal Deposit Insurance Corporation ("FDIC") has adopted regulations to implement the prompt corrective action provisions of FDICIA.

"Undercapitalized" banks are subject to growth limitations and are required to submit a capital restoration plan. A bank's compliance with such plan is required to be guaranteed by the bank's parent holding company. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. "Significantly undercapitalized" banks are subject to one or more restrictions, including an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cease receipt of deposits from correspondent banks, and restrictions on compensation of executive officers. "Critically undercapitalized" institutions may not, beginning 60 days after becoming "critically undercapitalized," make any payment of principal or interest on certain subordinated debt or extend credit for a highly leveraged transaction or enter into any transaction outside the ordinary course of business. In addition, "critically undercapitalized" institutions are subject to appointment of a receiver or conservator.

As of December 31, 2012, the Bank was "well capitalized" based on the "prompt corrective action" ratios described above. It should be noted that a bank's capital category is determined solely for the purpose of applying the OCC's "prompt corrective action" regulations and that the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects.

**LEGISLATIVE AND REGULATORY INITIATIVES TO ADDRESS FINANCIAL AND ECONOMIC CRISES**

**Troubled Asset Relief Program; Capital Purchase Program**

Congress, The United States Department of the Treasury (the "Treasury") and the federal banking regulators, including the FDIC, have taken broad action since early September 2008 to address volatility in the U.S. banking system and financial markets.

In October 2008, the Emergency Economic Stabilization Act of 2008 ("EESA") was enacted. The EESA authorized the Treasury to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a Troubled Asset Relief Program ("TARP"). The purpose of TARP was to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The Treasury allocated $250 billion towards the TARP Capital Purchase Program. Under the TARP Capital Purchase Program, the Treasury purchased debt or equity securities from participating institutions. TARP also included direct purchases or guarantees of troubled assets of financial institutions. Participants in the TARP Capital Purchase Program are subject to executive compensation limits and are encouraged to expand their lending and mortgage loan modifications.

On February 20, 2009, the Corporation entered into a Letter Agreement (Purchase Agreement) with the Treasury, pursuant to which the Corporation sold (a) 116,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock") and (b) a warrant to purchase 991,453 shares of the Corporation's common stock for an aggregate purchase price of $116 million in cash ("Warrant").

The Preferred Stock qualified as Tier I capital and was to pay cumulative dividends at a rate of 5 percent per annum for the first five years and 9 percent per annum thereafter. The Series A Preferred Stock was non-voting except with respect to certain matters affecting the rights of the holders thereof, and was redeemable by the Corporation after three years. The Warrant had a ten year term and was immediately exercisable with an exercise price of $17.55 per share of common stock. Pursuant to the Purchase Agreement, the Treasury had agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the Warrant.

# *PART I: ITEM 1. BUSINESS*

On June 30, 2010, the Corporation entered into an Exchange Agreement with the Treasury whereby the Treasury exchanged 46,400 shares of the Series A Preferred Stock for 46,400 shares of trust preferred securities, having a liquidation amount of $1,000 per share (the "Capital Securities") issued by the Corporation's wholly-owned subsidiary trust, First Merchants Capital Trust III, a Delaware Statutory Trust (the "Trust"). The Trust simultaneously issued 1,435 shares of the Trust's common securities (the "Common Securities") to the Corporation for the purchase price of $1.4 million which constituted all of the issued and outstanding common securities of the Trust. The Trust used the tendered Series A Preferred Stock and the proceeds from the sale of the Common Securities to purchase $47.8 million in aggregate principal amount of Fixed Rate Perpetual Junior Subordinated Debentures, Series A issued by the Corporation (the "Debentures"). The Capital Securities and the Debentures bore interest, payable quarterly, at a rate of 5 percent until February 20, 2014 when the rate would increase to 9 percent. The Capital Securities and Debentures were redeemable by the Corporation upon proper notice and regulatory approval (a) at any time, so long as the Capital Securities were held by the Treasury and (b) at any time after June 30, 2015, if the Capital Securities were held by a person or entity other than the Treasury. The 46,400 shares of Series A Preferred Stock, purchased from the Treasury were cancelled. Following the exchange, the Treasury continued to hold 69,600 shares of Series A Preferred Stock along with the Warrant to initially purchase up to 991,453 shares of the Corporation's common stock. This particular exchange resulted in a gain on retirement of Preferred Stock and favorably impacted retained earnings by $10.1 million (net of deferred taxes), which was also considered as part of earnings available to common stockholders in the earnings per common share ("EPS") computations.

On September 22, 2011, the Corporation entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Treasury, pursuant to which the Corporation issued 90,782.94 shares of the Corporation's Senior Non-Cumulative Perpetual Preferred Stock, Series B (the "Series B Preferred Stock"), having a liquidation amount per share equal to $1,000, for a total purchase price of $90,782,940. The Purchase Agreement was entered into, and the Series B Preferred Stock was issued, pursuant to the Small Business Lending Fund ("SBLF") program, a $30 billion fund established under the Small Business Jobs Act of 2010, that encourages lending to small businesses by providing capital to qualified community banks with assets of less than $10 billion.

The Series B Preferred Stock is entitled to receive non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1, beginning October 1, 2011. The Purchase Agreement defines the dividend rate as a percentage of the liquidation amount, and can fluctuate on a quarterly basis during the first ten quarters during which the Series B Preferred Stock is outstanding, based upon changes in the level of Qualified Small Business Lending ("QSBL") by the Bank. Based upon the Bank's level of QSBL over the baseline level calculated under the terms of the Purchase Agreement (the "Baseline"), the dividend rate for the initial dividend period has been set at 5 percent. For the second through tenth dividend periods, the dividend rate may be adjusted to between 1 percent and 5 percent per annum, to reflect the amount of change in the Bank's level of QSBL. In addition to the dividend, in the event the Bank's level of QSBL has not increased relative to the Baseline, at the beginning of the tenth calendar quarter, the Corporation will be subject to an additional lending incentive fee equal to 2 percent per annum. For the eleventh dividend period through the eighteenth dividend period, inclusive, and that portion of the nineteenth dividend period before, but not including, the four and one half year anniversary of the date of issuance, the dividend rate will be fixed at between 1 percent and 7 percent per annum based upon the increase in QSBL as compared to the baseline. After four and one half years from issuance, the dividend rate will increase to 9 percent.

The Series B Preferred Stock is non-voting, except in limited circumstances. In the event that the Corporation misses five dividend payments, whether or not consecutive, the holder of the Series B Preferred Stock will have the right, but not the obligation, to appoint a representative as an observer on the Corporation's Board of Directors. In the event that the Corporation misses six dividend payments, whether or not consecutive, and if the then outstanding aggregate liquidation amount of the Series B Preferred Stock is at least $25,000,000, then the holder of the Series B Preferred Stock will have the right to designate two directors to the Board of Directors of the Corporation.

The Series B Preferred Stock may be redeemed at any time at the Corporation's option, at a redemption price of 100 percent of the liquidation amount plus accrued but unpaid dividends to the date of redemption for the current period, subject to the approval of its federal banking regulator.

The Series B Preferred Stock was issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. The Corporation has agreed to register the Series B Preferred Stock under certain circumstances set forth in Annex E to the Purchase Agreement. The Series B Preferred Stock is not subject to any contractual restrictions on transfer.

Also on September 22, 2011, the Corporation entered into and consummated two letter agreements (each, a "Repurchase Letter") with the Treasury, pursuant to which the Corporation redeemed, out of the proceeds of the issuance of the Series B Preferred Stock in the amount of $90,782,940 and cash of $25,813,171 (of which $21,165,000 was raised through a private placement of the Corporation's common stock on September 9, 2011) for an aggregate redemption price of $116,596,111, including accrued but unpaid dividends to the date of redemption: (i) the remaining 69,600 shares of the Corporation's Series A Preferred Stock, and (ii) all 46,400 Capital Securities held by the Treasury .

The foregoing summary of the terms of the Repurchase Letters is subject to, and qualified in its entirety by, the full text of the Repurchase Letters.

On November 23, 2011, the Corporation also repurchased the Warrant to purchase 991,453 shares of the Corporation's common stock at an exercise price of $17.55 per share with an expiration date of February 20, 2019 held by the Treasury. The Corporation was the successful bidder in a private auction for the Warrant conducted by the Treasury with a winning bid of $367,500.

# *PART I: ITEM 1. BUSINESS*

**Dodd-Frank Wall Street Reform and Consumer Protection Act**

On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") into law. The Dodd-Frank Act is likely to have a broad impact on the financial services industry, including significant regulatory and compliance changes. Many of the requirements called for in the Dodd-Frank Act will be implemented over time and most will be subject to various federal agencies implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies through regulatory guidance, the full extent of the impact such requirements will have on the financial services industry, and on operations specifically, is currently unclear. The changes resulting from the Dodd-Frank Act may materially impact the profitability of the Corporation's business activities, require changes to certain business practices, impose more stringent capital, liquidity and leverage requirements or otherwise adversely affect the business. At a minimum, the Dodd-Frank Act is likely to:

- increase the cost of operations due to greater regulatory oversight, supervision and examination of banks and bank holding companies, including higher deposit insurance premiums;
- limit the Corporation's ability to raise additional capital through the use of trust preferred securities as new issuances of these securities may no longer be included as Tier 1 capital;
- reduce the flexibility to generate or originate certain revenue-producing assets based on increased regulatory capital standards; and
- limit the ability to expand consumer product and service offerings due to anticipated stricter consumer protection laws and regulations.

The timing and extent of these increases and limitations will remain unclear until the underlying implementing regulations are promulgated by the applicable federal agencies. In the interim, the Corporation's management is currently taking steps to best prepare for the implementation and to minimize the adverse impact on the business, financial condition and results of operation.

On February 7, 2011, the FDIC adopted final rules implementing a portion of the Dodd-Frank Act relating to deposit insurance assessments. The rules modify the base amount for a financial institution's insurance assessments from an institution's insured deposits to the difference between an institution's daily average consolidated assets and its daily average tangible equity. The rules also eliminated the requirement that the FDIC provide rebates to institutions on their deposit premiums once the reserve ratio exceeded 1.5 percent. These new rules became effective on April 1, 2011.

**Deposit Insurance**

The Bank is insured up to regulatory limits by the FDIC; and, accordingly, is subject to deposit insurance assessments to maintain the Deposit Insurance Fund administered by the FDIC. The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of four risk categories based on (i) the bank's capital evaluation, and (ii) supervisory evaluations provided to the FDIC by the bank's primary federal regulator. Each insured bank's annual assessment rate is then determined by the risk category in which it is classified by the FDIC.

When Dodd-Frank became effective, it permanently raised the previous Standard Maximum Deposit Insurance Amount ("SMDIA") to $250,000. The FDIC insurance coverage limit applies per depositor, per insured depository institution for each account ownership category. This provision became effective for depositors December 31, 2010.

On November 9, 2010, the FDIC implemented section 343 of the Dodd-Frank Act providing unlimited insurance coverage on noninterest-bearing transaction accounts. Beginning December 31, 2010, through December 31, 2012, all noninterest-bearing transaction accounts were fully insured, regardless of the balance of the account, at all FDIC-insured institutions. As of January 1, 2013, noninterest-bearing transaction deposit accounts are no longer insured separately from other accounts at the same FDIC-insured institution. Instead, noninterest-bearing transaction accounts will be added to other accounts, and the aggregate balance insured up to at least the Standard Maximum Deposit Insurance Amount of $250,000, at each institution.

**Temporary Liquidity Guarantee Program**

Following a systemic risk determination, on October 14, 2008, the FDIC established the Temporary Liquidity Guarantee Program ("TLGP"). The TLGP included the Transaction Account Guarantee Program ("TAGP"), which provided unlimited deposit insurance coverage for noninterest-bearing transaction accounts (typically business checking accounts) and certain funds swept into noninterest-bearing savings accounts. Prior to December 31, 2009, institutions participating in the TAGP paid a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place. After December 31, 2009, those institutions that have not opted out of the TAGP extension will be charged an assessment rate ranging from 15 to 25 basis points, depending on the institution's risk category. This program was extended to December 31, 2010 and the Bank continued its participation until the program expired on December 31, 2010, when the Dodd-Frank Wall Street Reform and Consumer Protection Act became effective which, in part, permanently raised the previous SMDIA to $250,000.

The TLGP also included the Debt Guarantee Program ("DGP"), under which the FDIC guaranteed certain senior unsecured debt of FDIC-insured institutions and their holding companies. The guarantee was effective through the earlier of the maturity date or June 30, 2012. Depending on the term of the debt maturity, the nonrefundable DGP fee ranged from 50 to 100 basis points (annualized) for covered debt outstanding until the earlier of maturity or June 30, 2012. The TAGP and the DGP were in effect for all eligible entities, unless the entity opted out on or before December 5, 2008. On March 17, 2009, the FDIC extended the DGP to June 30, 2009 from the original expiration date of April 30, 2009. In addition, beginning in the second quarter of 2009, the FDIC determined to impose a surcharge on debt issued under the DGP with a maturity of one-year or more.

# *PART I: ITEM 1. BUSINESS*

On March 31, 2009, the Bank completed the issuance and sale of an aggregate of $79,000,000 of 2.625 percent Senior Notes (the "Notes") due March 30, 2012 through a pooled offering under the DGP. Including the FDIC fee, underwriting, legal and accounting expenses the effective rate was 3.812 percent. The Notes were issued by the Bank and were not obligations of, or guaranteed by, the Corporation. In connection with the terms of the TLGP, the Bank entered into a Master Agreement with the FDIC on January 16, 2009. The Master Agreement contained, among other things, certain terms and conditions that must be included in the governing documents for any senior debt securities issued by the Bank that are guaranteed pursuant to the FDIC's TLGP. On March 30, 2012, the Bank completed repayment of these Notes.

**DIVIDEND LIMITATIONS**

National banking laws restrict the amount of dividends that an affiliate bank may declare in a year without obtaining prior regulatory approval. National banks are limited to the bank's retained net income (as defined) for the current year plus those for the previous two years. At December 31, 2012, the Corporation's affiliates (including the Bank and other affiliates) had a total of $70,704,000 retained net profits available for 2013 dividends to the Corporation without prior regulatory approval.

**BROKERED DEPOSITS**

Under FDIC regulations, no FDIC-insured depository institution can accept brokered deposits unless it (i) is well capitalized, or (ii) is adequately capitalized and received a waiver from the FDIC. In addition, these regulations prohibit any depository institution that is not well capitalized from (a) paying an interest rate on deposits in excess of 76 basis points over certain prevailing market rates or (b) offering "pass through" deposit insurance on certain employee benefit plan accounts unless it provides certain notice to affected depositors.

**INTERSTATE BANKING AND BRANCHING**

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal"), subject to certain concentration limits, required regulatory approvals and other requirements, (i) financial holding companies such as the Corporation are permitted to acquire banks and bank holding companies located in any state; (ii) any bank that is a subsidiary of a bank holding company is permitted to receive deposits, renew time deposits, close loans, service loans and receive loan payments as an agent for any other bank subsidiary of that holding company; and (iii) banks are permitted to acquire branch offices outside their home states by merging with out-of-state banks, purchasing branches in other states, and establishing de novo branch offices in other states.

**FINANCIAL SERVICES MODERNIZATION ACT**

The Gramm-Leach-Bliley Act of 1999 (the "Financial Services Modernization Act") establishes a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the existing BHC Act. Under this legislation, bank holding companies would be permitted to conduct essentially unlimited securities and insurance activities as well as other activities determined by the Federal Reserve Board to be financial in nature or related to financial services. As a result, the Corporation is able to provide securities and insurance services. Furthermore, under this legislation, the Corporation is able to acquire, or be acquired, by brokerage and securities firms and insurance underwriters. In addition, the Financial Services Modernization Act broadens the activities that may be conducted by national banks through the formation of financial subsidiaries. Finally, the Financial Services Modernization Act modifies the laws governing the implementation of the Community Reinvestment Act and addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, is well managed and has at least a satisfactory rating under the Community Reinvestment Act, by filing a declaration that the bank holding company wishes to become a financial holding company. Also effective March 11, 2000, no regulatory approval is required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board. The Federal Reserve Bank of Chicago approved the Corporation's application to become a Financial Holding Company effective September 13, 2000.

**USA PATRIOT ACT**

As part of the USA Patriot Act, signed into law on October 26, 2001, Congress adopted the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (the "Act"). The Act authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to financial institutions such as banks, bank holding companies, broker-dealers and insurance companies. Among its other provisions, the Act requires each financial institution: (i) to establish an anti-money laundering program; (ii) to establish due diligence policies, procedures and controls that are reasonably designed to detect and report instances of money laundering in United States private banking accounts and correspondent accounts maintained for non-United States persons or their representatives; and (iii) to avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign shell bank that does not have a physical presence in any country. In addition, the Act expands the circumstances under which funds in a bank account may be forfeited and requires covered financial institutions to respond under certain circumstances to requests for information from federal banking agencies within 120 hours.

Treasury regulations implementing the due diligence requirements were issued in 2002. These regulations required minimum standards to verify customer identity, encouraged cooperation among financial institutions, federal banking agencies, and law enforcement authorities regarding possible money laundering or terrorist activities, prohibited the anonymous use of "concentration accounts," and required all covered financial institutions to have in place an anti-money laundering compliance program.

The Act also amended the Bank Holding Company Act and the Bank Merger Act to require the federal banking agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application under these acts.

# *PART I: ITEM 1. BUSINESS*

**THE SARBANES-OXLEY ACT**

The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"), which became law on July 30, 2002, added new legal requirements for public companies affecting corporate governance, accounting and corporate reporting. The Sarbanes-Oxley Act provides for, among other things:

- a prohibition on personal loans made or arranged by the issuer to its directors and executive officers (except for loans made by a bank subject to Regulation O);
- independence requirements for audit committee members;
- independence requirements for company auditors;
- certification of financial statements on Forms 10-K and 10-Q reports by the chief executive officer and the chief financial officer;
- the forfeiture by the chief executive officer and chief financial officer of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by such officers in the twelve-month period following initial publication of any financial statements that later require restatement due to corporate misconduct;
- disclosure of off-balance sheet transactions;
- two-business day filing requirements for insiders filing Form 4s;
- disclosure of a code of ethics for financial officers and filing a Form 8-K for a change in or waiver of such code;
- the reporting of securities violations "up the ladder" by both in-house and outside attorneys;
- restrictions on the use of non-GAAP financial measures in press releases and SEC filings;
- the formation of a public accounting oversight board; and
- various increased criminal penalties for violations of securities laws.

The Sarbanes-Oxley Act contains provisions, which became effective upon enactment on July 30, 2002, including provisions, which became effective from within 30 days to one year from enactment. The SEC has been delegated the task of enacting rules to implement various provisions. In addition, each of the national stock exchanges developed new corporate governance rules, including rules strengthening director independence requirements for boards, the adoption of corporate governance codes and charters for the nominating, corporate governance and audit committees.

**ADDITIONAL MATTERS**

The Corporation and the Bank are subject to the Federal Reserve Act, which restricts financial transactions between banks and affiliated companies. The statute limits credit transactions between banks, affiliated companies and its executive officers and its affiliates. The statute prescribes terms and conditions for bank affiliate transactions deemed to be consistent with safe and sound banking practices. It also restricts the types of collateral security permitted in connection with the bank's extension of credit to an affiliate. Additionally, all transactions with an affiliate must be on terms substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated parties.

In addition to the matters discussed above, the Bank is subject to additional regulation of its activities, including a variety of consumer protection regulations affecting its lending, deposit and collection activities and regulations affecting secondary mortgage market activities.

The earnings of financial institutions are also affected by general economic conditions and prevailing interest rates, both domestic and foreign, and by the monetary and fiscal policies of the United States Government and its various agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of credit in order to influence general economic conditions, primarily through open market operations in United States Government obligations, varying the discount rate on financial institution borrowings, varying reserve requirements against financial institution deposits, and restricting certain borrowings by financial institutions and their subsidiaries. The monetary policies of the Federal Reserve have had a significant effect on the operating results of the Bank in the past and are expected to continue to do so in the future.

Additional legislation and administrative actions affecting the banking industry may be considered by the United States Congress, state legislatures and various regulatory agencies, including those referred to above. It cannot be predicted with certainty whether such legislation or administrative action will be enacted or the extent to which the banking industry, the Corporation or the Bank would be affected.

# PART I: ITEM 1. BUSINESS

## STATISTICAL DATA

The following tables set forth statistical data on the Corporation and its subsidiaries.

## DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

The daily average balance sheet amounts, the related interest income or interest expense, and average rates earned or paid are presented in the following table:

| | Average Balance | Interest Income / Expense | Average Rate | Average Balance | Interest Income / Expense | Average Rate | Average Balance | Interest Income / Expense | Average Rate |
|---|---|---|---|---|---|---|---|---|---|
| **(Dollars in Thousands)** | | **2012** | | | **2011** | | | **2010** | |
| **Assets:** | | | | | | | | | |
| Federal Funds Sold | | | | $ 3,270 | $ 3 | 0.1% | $ 21,524 | $ 26 | 0.1% |
| Interest-bearing Deposits | $ 57,842 | $ 100 | 0.2% | 69,030 | 282 | 0.4 | 106,820 | 381 | 0.4 |
| Federal Reserve and Federal Home Loan Bank Stock | 32,819 | 1,408 | 4.3 | 32,396 | 1,319 | 4.1 | 36,338 | 1,252 | 3.4 |
| Securities: [1] | | | | | | | | | |
| Taxable | 670,973 | 17,027 | 2.5 | 648,167 | 19,230 | 3.0 | 399,721 | 12,957 | 3.2 |
| Tax-Exempt [2] | 251,724 | 15,675 | 6.2 | 242,480 | 15,642 | 6.5 | 247,240 | 15,965 | 6.5 |
| Total Securities | 922,697 | 32,702 | 3.5 | 890,647 | 34,872 | 3.9 | 646,961 | 28,922 | 4.5 |
| Mortgage Loans Held for Sale | 20,648 | 1,024 | 5.0 | 9,322 | 554 | 5.9 | 11,878 | 684 | 5.8 |
| Loans: [3] | | | | | | | | | |
| Commercial | 2,166,238 | 114,078 | 5.3 | 2,102,933 | 114,079 | 5.4 | 2,288,883 | 130,276 | 5.7 |
| Real Estate Mortgage | 293,384 | 13,848 | 4.7 | 306,567 | 15,810 | 5.2 | 350,646 | 19,473 | 5.6 |
| Installment | 324,553 | 17,795 | 5.5 | 320,570 | 19,273 | 6.0 | 380,293 | 23,637 | 6.2 |
| Tax-Exempt [2] | 14,993 | 739 | 4.9 | 9,292 | 812 | 8.7 | 19,150 | 792 | 4.1 |
| Total Loans | 2,819,816 | 147,484 | 5.2 | 2,748,684 | 150,528 | 5.5 | 3,050,850 | 174,862 | 5.7 |
| Total Earning Assets | 3,833,174 | 181,694 | 4.7% | 3,744,027 | 187,004 | 5.0% | 3,862,493 | 205,443 | 5.3% |
| Net Unrealized Gain on Securities Available for Sale | 16,116 | | | 9,225 | | | 14,245 | | |
| Allowance for Loan Losses | (71,038) | | | (78,500) | | | (87,058) | | |
| Cash and Due from Banks | 66,109 | | | 62,659 | | | 56,635 | | |
| Premises and Equipment | 51,692 | | | 51,895 | | | 53,870 | | |
| Other Assets | 349,943 | | | 354,544 | | | 371,530 | | |
| Total Assets | $ 4,245,996 | | | $ 4,143,850 | | | $ 4,271,715 | | |
| **Liabilities:** | | | | | | | | | |
| Interest-bearing Deposits: | | | | | | | | | |
| NOW Accounts | $ 814,831 | $ 1,007 | 0.1% | $ 774,593 | $ 1,453 | 0.2% | $ 755,793 | $ 3,300 | 0.4% |
| Money Market Deposit Accounts | 501,537 | 1,370 | 0.3 | 469,621 | 1,557 | 0.3 | 467,313 | 2,520 | 0.5 |
| Savings Deposits | 327,644 | 528 | 0.2 | 297,073 | 668 | 0.2 | 285,760 | 812 | 0.3 |
| Certificates and Other Time Deposits | 935,713 | 11,895 | 1.3 | 1,032,781 | 18,603 | 1.8 | 1,295,367 | 33,244 | 2.6 |
| Total Interest-bearing Deposits | 2,579,725 | 14,800 | 0.6 | 2,574,068 | 22,281 | 0.9 | 2,804,233 | 39,876 | 1.4 |
| Borrowings | 411,915 | 8,813 | 2.1 | 455,135 | 15,609 | 3.4 | 427,242 | 16,133 | 3.8 |
| Total Interest-bearing Liabilities | 2,991,640 | 23,613 | 0.8 | 3,029,203 | 37,890 | 1.3 | 3,231,475 | 56,009 | 1.7 |
| Noninterest-bearing Deposits | 683,295 | | | 601,694 | | | 533,514 | | |
| Other Liabilities | 35,564 | | | 34,513 | | | 36,347 | | |
| Total Liabilities | 3,710,499 | | | 3,665,410 | | | 3,801,336 | | |
| Stockholders' Equity | 535,497 | | | 478,440 | | | 470,379 | | |
| **Total Liabilities and Stockholders' Equity** | $ 4,245,996 | 23,613 | 0.6 | $ 4,143,850 | 37,890 | 1.0 | $ 4,271,715 | 56,009 | 1.5 |
| **Net Interest Income** | | $ 158,081 | | | $ 149,114 | | | $ 149,434 | |
| **Net Interest Margin** | | | 4.1% | | | 4.0% | | | 3.9% |

---

(1) Average balance of securities is computed based on the average of the historical amortized cost balances without the effects of the fair value adjustment.

(2) Tax-exempt securities and loans are presented on a fully taxable equivalent basis, using a marginal tax rate of 35 percent for 2012, 2011 and 2010. These totals equal $5,745, $5,759 and $5,865, respectively.

(3) Non-accruing loans have been included in the average balances.

# *PART I: ITEM 1. BUSINESS*

## ANALYSIS OF CHANGES IN NET INTEREST INCOME

The following table presents net interest income components on a tax-equivalent basis and reflects changes between periods attributable to movement in either the average balance or average interest rate for both earning assets and interest-bearing liabilities. The volume differences were computed as the difference in volume between the current and prior year times the interest rate of the prior year, while the interest rate changes were computed as the difference in rate between the current and prior year times the volume of the prior year. Volume/rate variances have been allocated on the basis of the absolute relationship between volume variances and rate variances.

| | 2012 Compared to 2011 Increase (Decrease) Due To | | | 2011 Compared to 2010 Increase (Decrease) Due To | | | 2010 Compared to 2009 Increase (Decrease) Due To | | |
|---|---|---|---|---|---|---|---|---|---|
| (Dollars in Thousands, Fully Taxable Equivalent Basis) | Volume | Rate | Total | Volume | Rate | Total | Volume | Rate | Total |
| Interest Income: | | | | | | | | | |
| Federal Funds Sold | $ (3) | | $ (3) | $ (18) | $ (5) | $ (23) | $ (73) | $ (19) | $ (92) |
| Interest-bearing Deposits | (40) | (142) | (182) | (149) | 50 | (99) | 119 | (104) | 15 |
| Federal Reserve and Federal Home Loan Bank Stock | 17 | 72 | 89 | (145) | 212 | 67 | 32 | (159) | (127) |
| Securities | 1,222 | (3,392) | (2,170) | 9,877 | (3,927) | 5,950 | 6,686 | (4,849) | 1,837 |
| Mortgage Loans Held for Sale | 575 | (105) | 470 | (151) | 21 | (130) | (136) | (34) | (170) |
| Loans | 3,226 | (6,740) | (3,514) | (16,643) | (7,561) | (24,204) | (28,329) | (3,852) | (32,181) |
| Totals | 4,997 | (10,307) | (5,310) | (7,229) | (11,210) | (18,439) | (21,701) | (9,017) | (30,718) |
| Interest Expense: | | | | | | | | | |
| NOW Accounts | 72 | (518) | (446) | 80 | (1,927) | (1,847) | 274 | (580) | (306) |
| Money Market Deposit Accounts | 101 | (288) | (187) | 12 | (975) | (963) | 275 | (1,305) | (1,030) |
| Savings Deposits | 64 | (204) | (140) | 31 | (175) | (144) | (60) | (347) | (407) |
| Certificates and Other Time Deposits | (1,624) | (5,084) | (6,708) | (5,926) | (8,715) | (14,641) | (10,619) | (6,153) | (16,772) |
| Borrowings | (1,370) | (5,426) | (6,796) | 1,013 | (1,537) | (524) | (5,050) | 2,481 | (2,569) |
| Totals | (2,757) | (11,520) | (14,277) | (4,790) | (13,329) | (18,119) | (15,180) | (5,904) | (21,084) |
| Change in Net Interest Income (Fully Taxable Equivalent Basis) | $ 7,754 | $ 1,213 | 8,967 | $ (2,439) | $ 2,119 | (320) | $ (6,521) | $ (3,113) | (9,634) |
| Tax Equivalent Adjustment Using Marginal Rate of 35% for 2012, 2011, and 2010 | | | 14 | | | 106 | | | (143) |
| Change in Net Interest Income | | | $ 8,981 | | | $ (214) | | | $ (9,777) |

## INVESTMENT SECURITIES

Management evaluates securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. The investment securities portfolio is evaluated for OTTI by segregating the portfolio into two general segments and applying the appropriate OTTI model. Investment securities are generally evaluated for OTTI under Accounting Standards Codification ("ASC") 320, *Investments – Debt and Equity Securities.* However, certain purchased beneficial interest, including certain non-agency government-sponsored mortgage-backed securities, asset-backed securities and collateralized debt obligations are evaluated using the model outlined in ASC 325-10, *Investments - Other.*

In determining OTTI under ASC 320, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Corporation has the intent to sell the debt security or more likely than not, will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI occurs, the amount of OTTI recognized in the income statement depends on whether the Corporation intends to sell the security or it is more likely than not that the Corporation will be required to sell the security before recovery of its amortized cost basis, less any recognized credit loss. If the intent is to sell or it is more likely than not that the Corporation will be required to sell the security before recovery of its amortized cost basis, less any recognized credit loss, the OTTI shall be recognized in earnings equal to the entire difference between the investment's amortized cost basis, less any recognized credit loss, and its fair value at the balance sheet date. If the intent is not to sell the security and it is not more likely than not that the Corporation will be required to sell the security before the recovery of its amortized cost basis less any recognized credit loss, the OTTI has been separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors has been recognized in other comprehensive income, net of applicable income taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment. The Corporation's management has evaluated all securities with unrealized losses for other-than-temporary impairment as of December 31, 2012.

The current unrealized losses are primarily concentrated within trust preferred securities held by the Corporation. Such investments have an amortized cost of $6.1 million and a fair value of $194,000, which is less than 1 percent of the Corporation's entire investment portfolio. On all but one small pool investment, the Corporation utilized Moody's to determine their fair value.

# *PART I: ITEM 1. BUSINESS*

During 2012, management reviewed the trust preferred pool securities for OTTI related to credit losses using a cash flow analysis of the present value of cash flows expected to be collected. These cash flow analyses included forecasted loss rates applied at an individual security level based upon the characteristics of that individual security. Of the six partially impaired securities, remaining book values represent between 33 percent and 83 percent of par value. Discount rates used in the cash flow analyses on these variable rate securities were those margins in effect at the inception of the security added to the appropriate three-month LIBOR spot rate obtained from the forward LIBOR curve used to project future principal and interest payments. These spreads ranged from .85 percent to 1.57 percent spread over three-month LIBOR.

In determining the fair value of the trust preferred securities, the Corporation utilizes a third party for portfolio accounting services, including market value input. The Corporation has obtained an understanding of what inputs were used by the vendor in pricing the portfolio and how the vendor classified the securities based upon these inputs. From these discussions, the Corporation's management is comfortable that the classifications are proper. The Corporation has gained trust in the data for two reasons: (a) independent spot testing of the data is conducted by the Corporation through obtaining market quotes from various brokers on a periodic basis and (b) actual gains or loss resulting from the sale of certain securities has proven the data to be accurate over time.

See additional information regarding the analysis of the investment portfolio in Note 4. INVESTMENT SECURITIES, in the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

The amortized cost, gross unrealized gains, gross unrealized losses and approximate market value of the investment securities at the dates indicated were:

| (Dollars In Thousands) | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Available for sale at December 31, 2012 | | | | |
| U.S. Government-sponsored agency securities | $ 4,475 | $ 165 | | $ 4,640 |
| State and municipal | 148,187 | 10,025 | $ 18 | 158,194 |
| U.S. Government-sponsored mortgage-backed securities | 337,631 | 10,994 | 46 | 348,579 |
| Corporate obligations | 6,105 | | 5,881 | 224 |
| Equity securities | 1,706 | | | 1,706 |
| Total available for sale | 498,104 | 21,184 | 5,945 | 513,343 |
| Held to maturity at December 31, 2012 | | | | |
| State and municipal | 117,227 | 5,489 | 1 | 122,715 |
| U.S. Government-sponsored mortgage-backed securities | 243,793 | 11,681 | 15 | 255,459 |
| Total held to maturity | 361,020 | 17,170 | 16 | 378,174 |
| Total Investment Securities | $ 859,124 | $ 38,354 | $ 5,961 | $ 891,517 |

| (Dollars In Thousands) | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Available for sale at December 31, 2011 | | | | |
| U.S. Government-sponsored agency securities | $ 99 | $ 18 | | $ 117 |
| State and municipal | 136,857 | 10,496 | | 147,353 |
| U.S. Government-sponsored mortgage-backed securities | 358,928 | 10,086 | $ 16 | 368,998 |
| Corporate obligations | 5,765 | | 5,572 | 193 |
| Equity securities | 1,830 | | | 1,830 |
| Total available for sale | 503,479 | 20,600 | 5,588 | 518,491 |
| Held to maturity at December 31, 2011 | | | | |
| State and municipal | 120,171 | 3,785 | | 123,956 |
| U.S. Government-sponsored mortgage-backed securities | 307,738 | 10,775 | | 318,513 |
| Total held to maturity | 427,909 | 14,560 | | 442,469 |
| Total Investment Securities | $ 931,388 | $ 35,160 | $ 5,588 | $ 960,960 |

| (Dollars In Thousands) | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Available for sale at December 31, 2010 | | | | |
| U.S. Government-sponsored agency securities | $ 600 | $ 16 | | $ 616 |
| State and municipal | 233,622 | 7,108 | $ 740 | 239,990 |
| U.S. Government-sponsored mortgage-backed securities | 293,311 | 4,293 | 2,287 | 295,317 |
| Corporate obligations | 5,856 | | 5,674 | 182 |
| Equity securities | 3,265 | | | 3,265 |
| Total available for sale | 536,654 | 11,417 | 8,701 | 539,370 |
| Held to maturity at December 31, 2010 | | | | |
| State and municipal | 10,070 | 389 | 5 | 10,454 |
| U.S. Government-sponsored mortgage-backed securities | 277,357 | 2,064 | 3,605 | 275,816 |
| Total held to maturity | 287,427 | 2,453 | 3,610 | 286,270 |
| Total Investment Securities | $ 824,081 | $ 13,870 | $ 12,311 | $ 825,640 |

# *PART I: ITEM 1. BUSINESS*

The cost and yields for Federal Reserve and Federal Home Loan Bank stock are included in the table below.

| (Dollars In Thousands) | 2012 Cost | 2012 Yield | 2011 Cost | 2011 Yield | 2010 Cost | 2010 Yield |
|---|---|---|---|---|---|---|
| Federal Reserve and Federal Home Loan Bank Stock at December 31: | | | | | | |
| Federal Reserve Bank Stock | $ 13,261 | 6.0% | $ 13,238 | 6.0% | $ 13,522 | 6.0% |
| Federal Home Loan Bank Stock | 19,524 | 2.0% | 18,032 | 2.0% | 20,362 | 1.6% |
| Total | $ 32,785 | 3.6% | $ 31,270 | 4.0% | $ 33,884 | 3.3% |

Federal Reserve and Federal Home Loan Bank stock have been reviewed for impairment and the analysis reflected no impairment. The Corporation's Federal Home Loan Bank stock is primarily in the Federal Home Loan Bank of Indianapolis and it continues to produce sufficient financial results to pay dividends.

There were no issuers included in the investment security portfolio at December 31, 2012, 2011 or 2010 where the aggregate carrying value of any one issuer exceeded 10 percent of the Corporation's stockholders' equity at those dates. The term "issuer" excludes the U.S. Government and its sponsored agencies and corporations.

The maturity distribution and average yields for the securities portfolio at December 31, 2012 were:

| (Dollars In Thousands) | Within 1 Year Amount | Within 1 Year Yield [1] | 1-5 Years Amount | 1-5 Years Yield [1] | 5-10 Years Amount | 5-10 Years Yield [1] |
|---|---|---|---|---|---|---|
| Securities available for sale December 31, 2012 | | | | | | |
| U.S. Government-sponsored agency securities | | | $ 116 | 4.9% | | |
| State and municipal | $ 4,415 | 7.8% | 15,322 | 5.7% | $ 57,442 | 5.5% |
| Equity securities | | | | | | |
| Corporate obligations | | | 30 | 0.0% | | |
| U.S. Government-sponsored mortgage-backed securities | | | | | | |
| | $ 4,415 | 7.8% | $ 15,468 | 5.6% | $ 57,442 | 5.5% |

| | Due After Ten Years Amount | Due After Ten Years Yield [1] | Equity and U.S. Government-Sponsored Mortgage - Backed Securities Amount | Equity and U.S. Government-Sponsored Mortgage - Backed Securities Yield [1] | Total Amount | Total Yield [1] |
|---|---|---|---|---|---|---|
| U.S. Government-sponsored agency securities | $ 4,524 | 3.5% | | | $ 4,640 | 3.5% |
| State and municipal | 81,015 | 6.0% | | | 158,194 | 5.8% |
| Equity securities | 194 | 3.7% | | | 224 | 3.7% |
| Corporate obligations | | | $ 1,706 | 6.5% | 1,706 | 6.5% |
| U.S. Government-sponsored mortgage-backed securities | | | 348,579 | 2.7% | 348,579 | 2.7% |
| | $ 85,733 | 5.6% | $ 350,285 | 2.7% | $ 513,343 | 3.7% |

| (Dollars In Thousands) | Within 1 Year Amount | Within 1 Year Yield [1] | 1-5 Years Amount | 1-5 Years Yield [1] | 5-10 Years Amount | 5-10 Years Yield [1] |
|---|---|---|---|---|---|---|
| Securities held to maturity at December 31, 2012 | | | | | | |
| State and municipal | $ 2,590 | 2.2% | $ 2,554 | 3.3% | $ 57,811 | 6.2% |
| U.S. Government-sponsored mortgage-backed securities | | | | | | |
| | $ 2,590 | 2.2% | $ 2,554 | 3.3% | $ 57,811 | 6.2% |

| | Due After Ten Years Amount | Due After Ten Years Yield [1] | Equity and U.S. Government-Sponsored Mortgage - Backed Securities Amount | Equity and U.S. Government-Sponsored Mortgage - Backed Securities Yield [1] | Total Amount | Total Yield [1] |
|---|---|---|---|---|---|---|
| State and municipal | $ 54,272 | 6.4% | | | $ 117,227 | 6.1% |
| U.S. Government-sponsored mortgage-backed securities | | | $ 243,793 | 3.1% | 243,793 | 3.1% |
| | $ 54,272 | 6.4% | $ 243,793 | 3.1% | $ 361,020 | 4.1% |

(1) Interest yields are presented on a fully taxable equivalent basis using a 35 percent tax rate.

# *PART I: ITEM 1. BUSINESS*

The following tables show the Corporation's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2012 and 2011:

| (Dollars In Thousands) | Less than 12 Months | | 12 Months or Longer | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| Temporarily Impaired Investment Securities at December 31, 2012: | | | | | | |
| State and municipal | $ 4,524 | $ (19) | | | $ 4,524 | $ (19) |
| U.S. Government-sponsored mortgage-backed securities | 11,685 | (49) | $ 635 | $ (12) | 12,320 | (61) |
| Corporate obligations | | | 194 | (5,881) | 194 | (5,881) |
| Total Temporarily Impaired Investment Securities | $ 16,209 | $ (68) | $ 829 | $ (5,893) | $ 17,038 | $ (5,961) |

| (Dollars In Thousands) | Less than 12 Months | | 12 Months or Longer | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| Temporarily Impaired Investment Securities at December 31, 2011: | | | | | | |
| U.S. Government-sponsored mortgage-backed securities | $ 6,176 | $ (16) | | | $ 6,176 | $ (16) |
| Corporate obligations | | | $ 163 | $ (5,572) | 163 | (5,572) |
| Total Temporarily Impaired Investment Securities | $ 6,176 | $ (16) | $ 163 | $ (5,572) | $ 6,339 | $ (5,588) |

**LOAN PORTFOLIO**

The following table shows the composition of the Corporation's loan portfolio for the years indicated:

| (Dollars In Thousands) | 2012 Amount | 2012 % | 2011 Amount | 2011 % | 2010 Amount | 2010 % | 2009 Amount | 2009 % | 2008 Amount | 2008 % |
|---|---|---|---|---|---|---|---|---|---|---|
| Loans at December 31: | | | | | | | | | | |
| Commercial and Industrial Loans | $ 622,579 | 21.5% | $ 532,523 | 19.6% | $ 530,322 | 18.7% | $ 675,860 | 20.7% | $ 904,646 | 24.3% |
| Agricultural Production Financing and Other Loans to Farmers | 112,527 | 3.9 | 104,526 | 3.9 | 95,516 | 3.4 | 121,031 | 3.7 | 135,099 | 3.6 |
| Real Estate Loans: | | | | | | | | | | |
| Construction | 98,639 | 3.4 | 81,780 | 3.0 | 106,615 | 3.8 | 158,725 | 4.9 | 252,487 | 6.8 |
| Commercial and Farm Land | 1,266,682 | 43.6 | 1,194,230 | 44.0 | 1,229,037 | 43.3 | 1,276,164 | 39.0 | 1,230,442 | 33.1 |
| Residential | 473,537 | 16.3 | 481,493 | 17.7 | 522,051 | 18.4 | 621,442 | 19.0 | 806,765 | 21.7 |
| Home Equity | 203,406 | 7.0 | 191,631 | 7.1 | 201,969 | 7.1 | 220,142 | 6.7 | 149,480 | 4.0 |
| Individuals' Loans for Household and Other Personal Expenditures | 75,748 | 2.6 | 84,172 | 3.1 | 115,295 | 4.1 | 154,132 | 4.7 | 201,632 | 5.4 |
| Lease Financing Receivables, Net of Unearned Income | 2,590 | 0.1 | 3,555 | 0.1 | 5,157 | 0.2 | 7,135 | 0.2 | 8,996 | 0.2 |
| Other Loans | 46,501 | 1.6 | 39,505 | 1.5 | 29,721 | 1.0 | 35,157 | 1.1 | 32,405 | 0.9 |
| Loans | 2,902,209 | 100.0% | 2,713,415 | 100.0% | 2,835,683 | 100.0% | 3,269,788 | 100.0% | 3,721,952 | 100.0% |
| Allowance for Loan Losses | (69,366) | | (70,898) | | (82,977) | | (92,131) | | (49,543) | |
| Net Loans | $ 2,832,843 | | $ 2,642,517 | | $ 2,752,706 | | $ 3,177,657 | | $ 3,672,409 | |

Residential Real Estate Loans Held for Sale at December 31, 2012, 2011, 2010, 2009 and 2008 were $22,300,000, $17,864,000, $21,469,000, $8,036,000 and $4,295,000, respectively.

The majority of the Corporation's loan portfolio is comprised of commercial and industrial, commercial real estate and residential real estate loans. Commercial and industrial loans made up 21.5 percent and 19.6 percent of total loans at December 31, 2012, and 2011. Commercial real estate loans made up 43.6 percent and 44 percent of total loans and residential real estate loans, including home equity, made up 23.3 percent and 24.8 percent of total loans at December 31, 2012, and 2011, respectively. The Bank generates loans from customers primarily in central Indiana, and Butler and Franklin counties in Ohio. The Bank's loans are generally secured by specific items of collateral, including real property, consumer assets, and business assets.

# PART I: ITEM 1. BUSINESS

## LOAN MATURITIES

Presented in the table below are the maturities of loans (excluding residential real estate, home equity, individuals' loans for household and other personal expenditures and lease financing) outstanding as of December 31, 2012. Also presented are the amounts due after one year classified according to the sensitivity to changes in interest rates.

| (Dollars in Thousands) | Maturing Within 1 Year | Maturing 1-5 Years | Maturing Over 5 Years | Total |
|---|---|---|---|---|
| Commercial and Industrial Loans | $ 403,463 | $ 143,323 | $ 75,793 | $ 622,579 |
| Agricultural Production Financing and Other Loans to Farmers | 98,833 | 11,703 | 1,991 | 112,527 |
| Real Estate - Construction | 52,768 | 43,086 | 2,785 | 98,639 |
| Real Estate - Commercial and Farm Land | 512,532 | 536,197 | 217,953 | 1,266,682 |
| Other Loans | 27,343 | 16,263 | 2,895 | 46,501 |
| Total | $ 1,094,939 | $ 750,572 | $ 301,417 | $ 2,146,928 |

| (Dollars in Thousands) | Maturing 1-5 Years | Maturing Over 5 Years |
|---|---|---|
| Loans Maturing After One Year with: | | |
| Fixed Rate | $ 504,583 | $ 285,584 |
| Variable Rate | 245,989 | 15,833 |
| Total | $ 750,572 | $ 301,417 |

## NON-PERFORMING ASSETS

The table below summarizes non-performing assets and impaired loans for the years indicated:

| (Dollars in Thousands) | December 31, 2012 | December 31, 2011 | December 31, 2010 | December 31, 2009 | December 31, 2008 |
|---|---|---|---|---|---|
| Non-Performing Assets: | | | | | |
| Non-accrual loans | $ 53,399 | $ 69,592 | $ 90,591 | $ 118,409 | $ 87,546 |
| Renegotiated loans | 12,681 | 14,308 | 7,139 | 8,833 | 130 |
| Non-performing loans (NPL) | 66,080 | 83,900 | 97,730 | 127,242 | 87,676 |
| Other real estate owned | 13,263 | 16,289 | 20,927 | 14,879 | 18,458 |
| Non-performing assets (NPA) | 79,343 | 100,189 | 118,657 | 142,121 | 106,134 |
| 90+ days delinquent and still accruing | 2,037 | 580 | 1,330 | 3,967 | 5,982 |
| NPAs & 90+ days delinquent | $ 81,380 | $ 100,769 | $ 119,987 | $ 146,088 | $ 112,116 |
| Impaired Loans | $ 79,179 | $ 79,775 | $ 116,204 | $ 178,754 | $ 206,126 |

Loans are reclassified to a non-accruing status when, in management's judgment, the collateral value and financial condition of the borrower do not justify accruing interest. Interest previously recorded, but not deemed collectible, is reversed and charged against current income. Interest income on these loans is then recognized when collected.

Renegotiated loans are loans for which concessions are granted to the borrower due to deterioration in the financial condition of the borrower resulting in the inability of the borrower to meet the original contractual terms of the loans. These concessions may include interest rate reductions, principal forgiveness, extensions of maturity date or other actions intended to minimize losses. Certain loans restructured may be excluded from restructured loan disclosures in years subsequent to the restructuring if the loans are in compliance with their modified terms. A non-accrual loan that is restructured may remain non-accrual for a period of approximately six months until the borrower can demonstrate their ability to meet the restructured terms. A borrower's performance prior to the restructuring, as well as after, will be considered in assessing whether the borrower can meet the new terms resulting in the loan being returned to accruing status in a shorter or longer period of time than the standard six months. If the borrower's performance under the modified terms is not reasonably assured, the loan will remain non-accrual.

Interest income of $2,369,000 for the year ended December 31, 2012, was recognized on the non-accruing and renegotiated loans listed in the table above, whereas interest income of $8,365,000 would have been recognized under their original loan terms.

# *PART I: ITEM 1. BUSINESS*

In years prior to 2009, the Corporation globally included all classified loans, including substandard, doubtful and loss credits in impaired loans. At December 31, 2009, management refined the definition of impaired loans to be more specific and include all non-accrual loans and renegotiated loans as well as substandard, doubtful and loss grade loans that were still accruing but deemed impaired according to guidance set forth in ASC 310. Also included in impaired loans are accruing loans that are contractually past due 90 days or more. Furthermore, at December 31, 2012, the Corporation included loans accounted for under SOP 03-3 in the impaired loan total. A loan is deemed impaired under ASC310 when, based on current information or events, it is probable that all amounts due of principal and interest according to the contractual terms of the loan agreement will not be collected. At December 31, 2012, commercial impaired loans totaled $79,179,000. A specific allowance for losses was not deemed necessary for a subset of the impaired loans totaling $67,333,000, but a specific allowance of $4,243,000 was recorded for the remaining balance of $11,846,000 and is included in the Corporation's allowance for loan losses at December 31, 2012. The average balance of the total aforementioned impaired loans for 2012 was $88,614,000.

Allowable methods for determining the amount of impairment include estimating fair value using the fair value of the collateral for collateral dependent loans. If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining a current independent appraisal of the collateral and applying a discount factor to the value. The fair value of real estate is generally based on appraisals by qualified licensed appraisers. The appraisers typically determine the value of the real estate by utilizing an income or market valuation approach. If an appraisal is not available, the fair value may be determined by using a cash flow analysis. Fair value on other collateral such as business assets is typically ascertained by assessing, either singularly or some combination of, asset appraisals, accounts receivable aging reports, inventory listings and or customer financial statements. Both appraised values and values based on borrower's financial information are discounted as considered appropriate based on age and quality of the information and current market conditions.

In addition to the impaired loans discussed above, management has also identified loans totaling $143,991,000 as of December 31, 2012 that are deemed to be criticized, but not impaired. These loans are not included in the table above, or the impaired loan table in the footnotes to the consolidated financial statements. A criticized loan is a loan in which there are concerns as to the borrower's ability to comply with present repayment terms, whether or not those concerns rise to the level of serious doubt.

See additional information regarding loan credit quality in Note 5. LOANS AND ALLOWANCE, in the Notes to Consolidated Financial Statements included as Item 8 of this Annual Report on Form 10-K.

# *PART I: ITEM 1. BUSINESS*

**SUMMARY OF LOAN LOSS EXPERIENCE**

The following table summarizes the loan loss experience for the years indicated:

| (Dollars In Thousands) | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| Allowance for Loans Losses: | | | | | |
| Balance at January 1 | $ 70,898 | $ 82,977 | $ 92,131 | $ 49,543 | $ 28,228 |
| Charge Offs: | | | | | |
| Commercial (1) | 8,311 | 9,818 | 22,832 | 42,147 | 7,475 |
| Commercial Real Estate (2) | 12,322 | 29,807 | 32,823 | 34,775 | 6,580 |
| Consumer | 1,130 | 1,441 | 2,426 | 3,770 | 3,018 |
| Residential | 5,475 | 7,407 | 9,437 | 8,491 | 5,536 |
| Finance Leases | 34 | | 54 | 411 | 17 |
| Total Charge Offs | 27,272 | 48,473 | 67,572 | 89,594 | 22,626 |
| Recoveries: | | | | | |
| Commercial (3) | 1,744 | 8,828 | 6,750 | 5,248 | 1,354 |
| Commercial Real Estate (4) | 3,652 | 2,811 | 1,420 | 993 | 3,435 |
| Consumer | 695 | 942 | 938 | 1,015 | 1,002 |
| Residential | 1,113 | 1,176 | 2,827 | 701 | 1,233 |
| Finance Leases | 2 | 7 | | 9 | |
| Total Recoveries | 7,206 | 13,764 | 11,935 | 7,966 | 7,024 |
| Net Charge Offs | 20,066 | 34,709 | 55,637 | 81,628 | 15,602 |
| Provisions for Loan Losses | 18,534 | 22,630 | 46,483 | 122,176 | 28,238 |
| Adjustment Related to Acquisition | | | | 2,040 | |
| Allowance Acquired in Acquisition | | | | | 8,679 |
| Balance at December 31 | $ 69,366 | $ 70,898 | $ 82,977 | $ 92,131 | $ 49,543 |
| Ratio of Net Charge Offs During the Period to Average Loans Outstanding During the Period | 0.71% | 1.26% | 1.82% | 2.30% | 0.52% |

The $2,040,000 adjustment related to acquisition in 2009 in the table above was an adjustment to the carrying amount of Goodwill resulting from the continued evaluation of the credit quality of Lincoln Bank's acquired loan portfolio in accordance with ASC 805, *Business Combinations.* In the first quarter 2009, immediately following the acquisition of Lincoln, further analysis of the loan portfolio identified certain loans that were determined to have a lower fair value than was originally identified.

See the information regarding the analysis of loan loss experience in the "PROVISION/ALLOWANCE FOR LOAN LOSSES" section of Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K.

(1) Category includes the charge offs for commercial and industrial, agricultural production financing and other loans to farmers and other non-consumer loans.

(2) Category includes the charge offs for construction, commercial and farm land.

(3) Category includes the recoveries for commercial and industrial, agricultural production financing and other loans to farmers and other non-consumer loans.

(4) Category includes the recoveries for construction, commercial and farm land.

# *PART I: ITEM 1. BUSINESS*

## ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

Presented below is an analysis of the composition of the allowance for loan losses and percent of loans in each category to total loans as of December 31, 2012, 2011, 2010, 2009 and 2008.

| | 2012 | | 2011 | | 2010 | | 2009 | | 2008 | |
|---|---|---|---|---|---|---|---|---|---|---|
| (Dollars In Thousands) | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent |
| Balance at December 31: | | | | | | | | | | |
| Commercial | $ 25,913 | 26.9% | $ 17,731 | 24.9% | $ 32,508 | 23.1% | $ 48,771 | 25.5% | $ 16,368 | 28.8% |
| Commercial Real Estate | 26,703 | 47.1 | 37,919 | 47.1 | 36,341 | 47.1 | 30,188 | 43.9 | 14,408 | 39.8 |
| Consumer | 2,593 | 2.6 | 2,902 | 3.1 | 3,622 | 4.1 | 2,242 | 4.7 | 6,608 | 5.5 |
| Residential | 14,157 | 23.3 | 12,343 | 24.8 | 10,408 | 25.5 | 10,751 | 25.7 | 12,122 | 25.7 |
| Finance Leases | | 0.1 | 3 | 0.1 | 98 | 0.2 | 179 | 0.2 | 37 | 0.2 |
| Totals | $ 69,366 | 100.0% | $ 70,898 | 100.0% | $ 82,977 | 100.0% | $ 92,131 | 100.0% | $ 49,543 | 100.0% |

Loan concentrations are considered to exist when there are amounts loaned to multiple borrowers engaged in similar activities, which would cause them to be similarly impacted by economic or other conditions. As of December 31, 2012, the only concentrations of commercial loans within a single industry (as segregated by North American Industry Classification System ("NAICS code")), in excess of 10 percent of total loans were Lessors of Nonresidential Buildings at 14.0 percent and Lessors of Residential Buildings and Dwellings at 12.1 percent.

## LOAN LOSS CHARGE OFF PROCEDURES

The Corporation maintains an allowance for loan losses to cover probable credit losses identified during its loan review process. The allowance is increased by the provision for loan losses and decreased by charge offs less recoveries. All charge offs are approved by the Bank's senior loan officers or loan committees, depending on the amount of the charge off, and are reported to the Bank's Board of Directors. The Bank charges off loans when a determination is made that all or a portion of a loan is uncollectible.

## PROVISION FOR LOAN LOSSES

In banking, loan losses are a cost of doing business. Although Bank management emphasizes the early detection and charge off of loan losses, it is inevitable that certain losses, which have not been specifically identified, exist in the portfolio. Accordingly, the provision for loan losses is charged to earnings on an anticipatory basis, and recognized loan losses are deducted from the established allowance. Over time, all net loan losses are charged to earnings. During the year, an estimate of the expected losses for the year serves as a starting point in determining the appropriate level of the provision for loan losses. Based on management's judgment as to the appropriate level of the allowance for loan losses the amount actually provided in any period may be greater or less than net loan losses for the same period. The determination of the provision for loan losses in any period is based on management's continuing review and evaluation of the loan portfolio, and its judgment as to the impact of current economic conditions on the portfolio. The evaluation by management includes consideration of past loan loss experience, changes in the composition of the loan portfolio, and the current condition and amount of loans outstanding. See additional information in the "PROVISION/ ALLOWANCE FOR LOAN LOSSES" section of Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K.

## DEPOSITS

The average balances, interest expense and average rates on deposits for the years ended December 2012, 2011 and 2010 are presented within the "DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY, INTEREST RATES AND INTEREST DIFFERENTIAL" table on page 12 of this Annual Report on Form 10-K.

As of December 31, 2012, certificates of deposit and other time deposits of $100,000 or more mature as follows:

| (Dollars in Thousands) | Maturing 3 Months or Less | Maturing 3-6 Months | Maturing 6-12 Months | Maturing Over 12 Months | Total |
|---|---|---|---|---|---|
| Certificates of Deposit and Other Time Deposits | $ 52,045 | $ 41,854 | $ 61,858 | $ 80,713 | $ 236,470 |
| Percent | 22% | 18% | 26% | 34% | 100% |

## RETURN ON EQUITY AND ASSETS

See the information regarding return on equity and assets presented within the "FIVE – YEAR SUMMARY OF SELECTED FINANCIAL DATA" on page 3 of this Annual Report on Form 10-K.

# *PART I: ITEM 1. BUSINESS*

## SHORT-TERM BORROWINGS

Borrowings maturing in one year or less are included in the following table:

| (Dollars In Thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Balance at December 31: | | | |
| Federal Funds Purchased | $ 18,862 | | |
| Securities Sold Under Repurchase Agreements (Short-term Portion) | 131,828 | $ 146,305 | $ 85,621 |
| Federal Home Loan Bank Advances (Short-term Portion) | 1,434 | 49,785 | 18,930 |
| Subordinated Debentures and Term Loans | 459 | 78,996 | |
| Total Short-term Borrowings | $ 152,583 | $ 275,086 | $ 104,551 |

Securities sold under repurchase agreements are categorized as borrowings maturing within one year and are secured by U.S. Treasury and U.S. Government-Sponsored Enterprise obligations, certain municipal securities and mortgage loans.

Pertinent information with respect to short-term borrowings is summarized below:

| (Dollars In Thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Weighted Average Interest Rate on Outstanding Balance at December 31: | | | |
| Federal Funds Purchased | 0.2% | | |
| Securities Sold Under Repurchase Agreements (Short-term Portion) | 0.2 | 0.7% | 0.5% |
| Federal Home Loan Bank Advances (Short-term Portion) | 2.0 | 4.8 | 4.9 |
| Subordinated Debentures and Term Loans | | 2.7 | |
| Total Short-term Borrowings | 0.2% | 2.0% | 1.3% |
| Weighted Average Interest Rate During the Year: | | | |
| Federal Funds Purchased | 0.3% | 0.4% | 0.5% |
| Securities Sold Under Repurchase Agreements (Short-term Portion) | 0.3 | 0.9 | 0.7 |
| Federal Home Loan Bank Advances (Short-term Portion) | 3.4 | 4.4 | 5.4 |
| Subordinated Debentures and Term Loans | 2.9 | 2.8 | |
| Total Short-term Borrowings | 0.9% | 2.3% | 2.0% |
| Highest Amount Outstanding at Any Month End During the Year: | | | |
| Federal Funds Purchased | $ 87,571 | $ 27,945 | $ 7,746 |
| Securities Sold Under Repurchase Agreements (Short-term Portion) | 150,126 | 152,315 | 93,321 |
| Federal Home Loan Bank Advances (Short-term Portion) | 52,504 | 104,029 | 47,854 |
| Subordinated Debentures and Term Loans | 79,467 | 78,996 | |
| Total Short-term Borrowings | $ 369,668 | $ 363,285 | $ 148,921 |
| Average Amount Outstanding During the Year: | | | |
| Federal Funds Purchased | $ 20,072 | $ 6,180 | $ 1,125 |
| Securities Sold Under Repurchase Agreements (Short-term Portion) | 134,555 | 107,641 | 83,323 |
| Federal Home Loan Bank Advances (Short-term Portion) | 20,869 | 55,678 | 33,154 |
| Subordinated Debentures and Term Loans | 19,337 | 78,988 | |
| Total Short-term Borrowings | $ 194,833 | $ 248,487 | $ 117,602 |

# *PART I: ITEM 1A. AND ITEM 1B.*

## ITEM 1A. RISK FACTORS

### RISK FACTORS

There are a number of factors, including those specified below, that may adversely affect the Corporation's business, financial results or stock price. Additional risks that the Corporation currently does not know about or currently views as immaterial may also impair the Corporation's business or adversely impact its financial results or stock price.

### INDUSTRY AND CORPORATE RISK FACTORS

- *The recent banking crisis, including the Enactment of EESA and American Recovery and Reinvestment Act of 2009 ("ARRA") may significantly affect the financial condition, results of operations, liquidity or stock price of the Corporation.*

The capital and credit markets have been experiencing volatility and disruption for the last couple of years, reaching unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers seemingly without regard to those issuers' underlying financial strength.

EESA, which established TARP, was signed into law in October 2008. As part of TARP, the Treasury established the Capital Purchase Program ("CPP") to provide up to $700 billion of funding to eligible financial institutions through the purchase of capital stock and other financial instruments for the purpose of stabilizing and providing liquidity to the U.S. financial markets. Then, on February 17, 2009, President Obama signed ARRA, as a sweeping economic recovery package intended to stimulate the economy and provide for broad infrastructure, energy, health, and education needs. There can be no assurance as to the actual impact that EESA or its programs, including the CPP, and ARRA or its programs, will have on the national economy or financial markets. The failure of these significant legislative measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect the Corporation's business, financial condition, results of operations, access to credit or the trading price of common shares.

There have been numerous actions undertaken in connection with or following EESA and ARRA by the Federal Reserve Board, Congress, the Treasury, the FDIC, the SEC and others in efforts to address the current liquidity and credit crisis in the financial industry that followed the sub-prime mortgage market meltdown which began in 2007. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. The purpose of these legislative and regulatory actions is to help stabilize the U.S. banking system. EESA, ARRA and the other regulatory initiatives described above may not have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, the business, financial condition and results of operations could be materially and adversely affected.

- *The Corporation's business and financial results are significantly affected by general business and economic conditions.*

The Corporation's business activities and earnings are affected by general business conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, monetary supply, fluctuations in both debt and equity capital markets, and the strength of the United States economy and the state and local economies in which the Corporation operates. For example, a prolonged economic downturn, continued increase in unemployment, or other events that affect household and/or corporate incomes could result in further deterioration of credit quality, an increase in the allowance for loan losses, or reduced demand for loan or fee-based products and services. Changes in the financial performance and condition of the Corporation's borrowers could negatively affect repayment of those borrowers' loans. In addition, changes in securities market conditions and monetary fluctuations could adversely affect the availability and terms of funding necessary to meet the Corporation's liquidity needs.

- *Changes in the domestic interest rate environment could reduce the Corporation's net interest income.*

The operations of financial institutions, such as the Corporation, are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. An institution's net interest income is significantly affected by market rates of interest, which in turn are affected by prevailing economic conditions, by the fiscal and monetary policies of the federal government and by the policies of various regulatory agencies. Like all financial institutions, the Corporation's balance sheet is affected by fluctuations in interest rates. Volatility in interest rates can also result in the flow of funds away from financial institutions into direct investments. Direct investments, such as U.S. Government and corporate securities and other investment vehicles, including mutual funds, generally pay higher rates of return than financial institutions, because of the absence of federal insurance premiums and reserve requirements.

- *Changes in the laws, regulations and policies governing banks and financial services companies could alter the Corporation's business environment and adversely affect operations.*

The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the United States. Its fiscal and monetary policies determine in a large part the Corporation's cost of funds for lending and investing and the return that can be earned on those loans and investments, both of which affect the Corporation's net interest margin. Federal Reserve Board policies can also materially affect the value of financial instruments that the Corporation holds, such as debt securities. The Corporation and the Bank are heavily regulated at the federal and state levels. This regulation is to protect depositors, federal deposit insurance funds and the banking system as a whole. Congress and state legislatures and federal and state agencies continually review banking laws, regulations and policies for possible changes. Changes in statutes, regulations or policies could affect the Corporation in substantial and unpredictable ways, including limiting the types of financial services and products that the Corporation offers and/or increasing the ability of non-banks to offer competing financial services and products.

# PART I: ITEM 1A. AND ITEM 1B.

The Corporation cannot predict whether any of this potential legislation will be enacted, and if enacted, the effect that it or any regulations would have on the Corporation's financial condition or results of operations. See a description of recent legislation in the "Legislature and Regulatory Initiatives to Address Financial and Economic Crises" section of Item 1: Business of this Annual Report on Form 10-K.

- *The banking and financial services industry is highly competitive, and competitive pressures could intensify and adversely affect the Corporation's financial results.*

The Corporation operates in a highly competitive industry that could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. The Corporation competes with other banks, savings and loan associations, mutual savings banks, finance companies, mortgage banking companies, credit unions and investment companies. In addition, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks. Many of the Corporation's competitors have fewer regulatory constraints and some have lower cost structures. Also, the potential need to adapt to industry changes in information technology systems, on which the Corporation and financial services industry are highly dependent, could present operational issues and require capital spending.

- *Acts or threats of terrorism and political or military actions taken by the United States or other governments could adversely affect general economic or industry conditions.*

Geopolitical conditions may also affect the Corporation's earnings. Acts or threats of terrorism and political or military actions taken by the United States or other governments in response to terrorism, or similar activity, could adversely affect general economic or industry conditions.

- *The Corporation's allowance for loan losses may not be adequate to cover actual losses.*

The Corporation maintains an allowance for loan losses to provide for loan defaults and non-performance. The allowance for loan losses represents management's estimate of probable losses inherent in the Corporation's loan portfolio. The Corporation's allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates, and probable losses resulting from economic, environmental, qualitative or other deterioration above and beyond what is reflected in the first two components of the allowance. The process for determining the adequacy of the allowance for loan losses is critical to the Corporation's financial results. It requires management to make difficult, subjective and complex judgments, as a result of the need to make estimates about the effect of matters that are uncertain. Therefore, the allowance for loan losses, considering current factors at the time, including economic conditions and ongoing internal and external examination processes, will increase or decrease as deemed necessary to ensure the allowance for loan losses remains adequate. In addition, the allowance as a percentage of charge offs and nonperforming loans will change at different points in time based on credit performance, loan mix and collateral values.

In connection with recent economic developments, many financial institutions, including the Corporation, have experienced unusual and significant declines in the performance of their loan portfolios, and the values of real estate collateral supporting many loans have declined. If current trends in the housing and real estate markets continue, it is likely that loan delinquencies and credit losses may increase. Although the Corporation believes its underwriting and loan review procedures are appropriate for the various kinds of loans it makes, the Corporation's results of operations and financial condition will be adversely affected in the event the quality of its loan portfolio deteriorates.

- *The Corporation may suffer losses in its loan portfolio despite its underwriting practices.*

The Corporation seeks to mitigate the risks inherent in its loan portfolio by adhering to specific underwriting practices. The Corporation's strategy for credit risk management includes conservative credit policies and underwriting criteria for all loans, as well as an overall credit limit for each customer significantly below legal lending limits. The strategy also emphasizes diversification on a regional geographic, industry and customer level, regular credit quality reviews and management reviews of large credit exposures and loans experiencing deterioration of credit quality. There is a continuous review of the loan portfolio, including an internally administered loan "watch" list and an independent loan review. The evaluation takes into consideration identified credit problems, as well as the possibility of losses inherent in the loan portfolio that are not specifically identified. Although the Corporation believes that its underwriting criteria are appropriate for the various kinds of loans it makes, the Corporation may incur losses on loans due to the factors previously discussed.

- *The Corporation faces operational risks because the nature of the financial services business involves a high volume of transactions.*

The Corporation operates in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from the Corporation's operations, including, but not limited to, the risk of fraud by employees or persons outside of the Corporation, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements and business continuation and disaster recovery. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. In the event of a breakdown in the internal control system, improper operation of systems or improper employee actions, the Corporation could suffer financial loss, face regulatory action and suffer damage to its reputation.

- *A natural disaster could harm the Corporation's business.*

Natural disasters could harm the Corporation's operations directly through interference with communications, as well as through the destruction of facilities and operational, financial and management information systems. These events could prevent the Corporation from gathering deposits, originating loans and processing and controlling its flow of business.

# PART I: ITEM 1A. AND ITEM 1B.

- *The Corporation faces systems failure risks as well as security risks, including "hacking" and "identity theft".*

The computer systems and network infrastructure the Corporation uses could be vulnerable to unforeseen problems. The Corporation's operations are dependent upon the ability to protect computer equipment against damage from fire, power loss or telecommunication failure. Any damage or failure that causes an interruption in operations could adversely affect the business and financial results. In addition, computer systems and network infrastructure present security risks, and could be susceptible to hacking or identity theft.

- *The Corporation relies on dividends from its subsidiaries for its liquidity needs.*

The Corporation is a separate and distinct legal entity from its bank and non-bank subsidiaries. The Corporation receives substantially all of its cash from dividends paid by its subsidiaries. These dividends are the principal source of funds to pay dividends on the Corporation's stock and interest and principal on its debt. Various federal and state laws and regulations limit the amount of dividends that the bank subsidiaries may pay to the Corporation.

- *The Corporation's reported financial results depend on management's selection of accounting methods and certain assumptions and estimates.*

The Corporation's accounting policies and methods are fundamental to how it records and reports its financial condition and results of operations. The Corporation's management must exercise judgment in selecting and applying many of these accounting policies and methods, so they comply with Generally Accepted Accounting Principles and reflect management's judgment of the most appropriate manner to report the Corporation's financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances yet might result in the Corporation's reporting materially different results than would have been reported under a different alternative. Certain accounting policies are critical to presenting the Corporation's financial condition and results, and require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include: the allowance for loan losses; the valuation of investment securities; the valuation of goodwill and intangible assets; and pension accounting. Because of the uncertainty of estimates involved in these matters, the Corporation may be required to do one or more of the following: significantly increase the allowance for loan losses and/or sustain loan losses that are significantly higher than the reserve provided; recognize significant provision for impairment of its investment securities; recognize significant impairment on its goodwill and intangible assets; or significantly increase its pension liability. As part of its function of assisting the Corporation's Board of Directors in discharging its responsibility of ensuring all types of risk to the organization are properly being managed, mitigated and monitored by management, the Audit Committee of the Board of Directors oversees management's accounting policies and methods. For more information, refer to "CRITICAL ACCOUNTING POLICIES" under Item 7 Part II of Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report on Form 10-K.

- *A write-down of all or part of the Corporation's goodwill could materially reduce its net income and net worth.*

At December 31, 2012, the Corporation had goodwill of $141,375,000 recorded on its consolidated balance sheet. Under ASC 340-20, *Other Assets and Deferred Costs*, the Corporation is required to evaluate goodwill for impairment on an annual basis, as well as on an interim basis, if events or changes indicate that the asset may be impaired. An impairment loss must be recognized for any excess of carrying value over the fair value of goodwill. The fair value is determined based on internal valuations using management's assumptions of future growth rates, future attrition, discount rates, multiples of earnings or other relevant factors. The resulting estimated fair value could result in material write-downs of goodwill and recording of impairment losses. Such a write-down could materially reduce the Corporation's net income and overall net worth. The Corporation also cannot predict the occurrence of certain future events that might adversely affect the fair value of goodwill. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the effect of the economic environment on the Corporation's customer base, or a material negative change in its relationship with significant customers.

- *Changes in accounting standards could materially impact the Corporation's financial statements.*

From time to time, the Financial Accounting Standards Board changes the financial accounting and reporting standards that govern the preparation of the Corporation's financial statements. These changes can be hard to predict and can materially impact how the Corporation records and reports its financial condition and results of operations. In some cases, the Corporation could be required to apply a new or revised standard retroactively; resulting in the restating of prior period financial statements.

- *Significant legal actions could subject the Corporation to substantial uninsured liabilities.*

The Corporation is from time to time subject to claims related to its operations. These claims and legal actions, including supervisory actions by the Corporation's regulators, could involve large monetary claims and significant defense costs. To protect itself from the cost of these claims, the Corporation maintains insurance coverage in amounts and with deductibles that it believes are appropriate for its operations. However, the Corporation's insurance coverage may not cover all claims against the Corporation or continue to be available to the Corporation at a reasonable cost. As a result, the Corporation may be exposed to substantial uninsured liabilities, which could adversely affect the Corporation's results of operations and financial condition

- *Negative publicity could damage the Corporation's reputation and adversely impact its business and financial results.*

Reputation risk, or the risk to the Corporation's earnings and capital from negative publicity, is inherent in the Corporation's business. Negative publicity can result from the Corporation's actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and actions taken by government regulators and community organizations in response to those activities. Negative publicity can adversely affect the Corporation's ability to keep and attract customers and can expose the Corporation to litigation and regulatory action. Although the Corporation takes steps to minimize reputation risk in dealing with customers and other constituencies, the Corporation is inherently exposed to this risk.

# PART I: ITEM 1A. AND ITEM 1B.

- *Acquisitions may not produce revenue enhancements or cost savings at levels or within timeframes originally anticipated and may result in unforeseen integration difficulties.*

The Corporation regularly explores opportunities to acquire banks, financial institutions, or other financial services businesses or assets. The Corporation cannot predict the number, size or timing of acquisitions. Difficulty in integrating an acquired business or company may cause the Corporation not to realize expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from the acquisition. The integration could result in higher than expected deposit attrition (run-off), loss of key employees, disruption of the Corporation's business or the business of the acquired company, or otherwise adversely affect the Corporation's ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected.

- *The Corporation may not be able to pay dividends in the future in accordance with past practice.*

The Corporation has traditionally paid a quarterly dividend to common stockholders. The payment of dividends is subject to legal and regulatory restrictions. Any payment of dividends in the future will depend, in large part, on the Corporation's earnings, capital requirements, financial condition and other factors considered relevant by the Corporation's Board of Directors.

- *The Corporation's stock price can be volatile.*

The Corporation's stock price can fluctuate widely in response to a variety of factors, including: actual or anticipated variations in the Corporation's quarterly operating results; recommendations by securities analysts; significant acquisitions or business combinations; strategic partnerships, joint ventures or capital commitments; operating and stock price performance of other companies that investors deem comparable to the Corporation; new technology used or services offered by the Corporation's competitors; news reports relating to trends, concerns and other issues in the banking and financial services industry, and changes in government regulations. General market fluctuations, industry factors and general economic and political conditions and events, including terrorist attacks, economic slowdowns or recessions, interest rate changes, credit loss trends or currency fluctuations, could also cause the Corporation's stock price to decrease, regardless of the Corporation's operating results.

## ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

Table of Contents

# *PART I: ITEM 2., ITEM 3. AND ITEM 4.*

**ITEM 2. PROPERTIES.**

The headquarters of the Corporation and the Bank is located at 200 East Jackson Street, Muncie, Indiana. The building is owned by the Bank.

The Bank conducts business through numerous facilities owned and leased. Of the seventy-six banking offices operated by the Bank, fifty-four are owned and twenty-two are leased from non-affiliated third parties.

None of the properties owned by the Corporation are subject to any major encumbrances. The net investment of the Corporation and subsidiaries in real estate and equipment at December 31, 2012 was $52,749,000.

**ITEM 3. LEGAL PROCEEDINGS.**

There is no pending legal proceeding, other than ordinary routine litigation incidental to the business of the Corporation or its subsidiaries, of a material nature to which the Corporation or its subsidiaries is a party or of which any of their properties are subject. Further, there is no material legal proceeding in which any director, officer, principal shareholder, or affiliate of the Corporation, or any associate of any such director, officer or principal shareholder, is a party, or has a material interest, adverse to the Corporation or any of its subsidiaries.

None of the routine legal proceedings, individually or in the aggregate, in which the Corporation or its affiliates are involved are expected to have a material adverse impact on the financial position or the results of operations of the Corporation.

**ITEM 4. MINE SAFETY DISCLOSURES.**

Not applicable.

# SUPPLEMENTAL INFORMATION

**SUPPLEMENTAL INFORMATION - EXECUTIVE OFFICERS OF THE REGISTRANT**

The names, ages, and positions with the Corporation and the Bank of all executive officers of the Corporation and all persons chosen to become executive officers are listed below. The officers are elected by the Board of Directors of the Corporation for a term of one year or until the election of their successors. There are no arrangements between any officer and any other person pursuant to which he or she was selected as an officer.

***Michael C. Rechin***, *54, President and Chief Executive Officer, Corporation*
Chief Executive Officer of the Corporation since April 2007; Chief Operating Officer of the Corporation from November 2005 to April 2007; Executive Vice President, Corporate Banking National City Bank from 1995 to November 2005.

***Mark K. Hardwick***, *42, Executive Vice President and Chief Financial Officer, Corporation*
Executive Vice President and Chief Financial Officer of the Corporation since December 2005; Senior Vice President and Chief Financial Officer of the Corporation from April 2002 to December 2005; Corporate Controller of the Corporation from November 1997 to April 2002.

***Michael J. Stewart***, *47, Executive Vice President and Chief Banking Officer, Corporation*
Executive Vice President and Chief Banking Officer of the Corporation since February 2008; Executive Vice President from December 2006 to February 2008 for National City Corp; Executive Vice President and Chief Credit Officer for National City Bank of Indiana from December 2002 to December 2006.

***Robert R. Connors***, *63, Senior Vice President, Chief Information Officer, Corporation*
Senior Vice President and Chief Information Officer of the Corporation since January 2006; Senior Vice President of Operations and Technology of the Corporation from August 2002 to January 2006.

***Kimberly J. Ellington***, *53, Senior Vice President and Director of Human Resources, Corporation*
Senior Vice President and Director of Human Resources of the Corporation since 2004; Vice President and Director of Human Resources of the Corporation from 1999 to 2004.

***Jeffrey B. Lorentson***, *49, Senior Vice President and Chief Risk Officer, Corporation*
Senior Vice President and Chief Risk Officer of the Corporation since June 2007; Corporate Controller of First Indiana Bank from June 2006 to June 2007; First Vice President and Corporate Controller of the Corporation from 2003 to 2006; Vice President and Corporate Controller of the Corporation from 2002 to 2003.

***John J. Martin***, *46, Senior Vice President and Chief Credit Officer, Corporation*
Senior Vice President and Chief Credit Officer of the Corporation since June 2009; First Vice President and Deputy Chief Credit Officer of the Corporation from July 2008 to June 2009; First Vice President and Senior Manager of Lending Process of the Corporation from January 2008 to July 2008; Senior Vice President and Regional Senior Credit Officer of National City Bank from May 2000 to December 2007.

# *PART II: ITEM 5. AND ITEM 6.*

## *PART II*

### ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

**PERFORMANCE GRAPH**

The following graph compares the cumulative 5-year total return to shareholders on First Merchants Corporation's common stock relative to the cumulative total returns of the Russell 2000 index and the SNL Bank $1B - $5B index. The graph assumes that the value of the investment in the Corporation's common stock and in each of the indexes (including reinvestment of dividends) was $100 on December 31, 2007 and tracks it through December 31, 2012.


Total Return Performance
Index Value
150
125
100
75
50
25
0
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
First Merchants Corporation
Russell 2000
SNL Bank $1B-$5B

| *Index* | *Period Ending* 12/31/2007 | 12/31/2008 | 12/31/2009 | 12/31/2010 | 12/31/2011 | 12/31/2012 |
|---|---|---|---|---|---|---|
| First Merchants Corporation | 100.00 | 106.04 | 30.07 | 45.08 | 43.31 | 76.47 |
| Russell 2000 | 100.00 | 66.21 | 84.20 | 106.82 | 102.36 | 119.09 |
| SNL Bank $1B-$5B | 100.00 | 82.94 | 59.45 | 67.39 | 61.46 | 75.78 |

*The stock price performance included in this graph is not necessarily indicative of future stock price performance.*

# PART II: ITEM 5. AND ITEM 6.

**STOCK INFORMATION**

| | Price Per Share | | | | | |
|---|---|---|---|---|---|---|
| | HIGH | | LOW | | Dividends Declared [1] | |
| Quarter | 2012 | 2011 | 2012 | 2011 | 2012 | 2011 |
| First Quarter | $ 12.41 | $ 9.45 | $ 8.48 | $ 7.87 | $ 0.01 | $ 0.01 |
| Second Quarter | 12.90 | 9.70 | 10.97 | 7.90 | 0.03 | 0.01 |
| Third Quarter | 15.78 | 9.40 | 12.29 | 6.70 | 0.03 | 0.01 |
| Fourth Quarter | 15.40 | 9.04 | 12.53 | 6.63 | 0.03 | 0.01 |

*Numbers rounded to nearest cent when applicable.*

The table above lists per share prices and dividend payments during 2012 and 2011. Prices are as reported by the National Association of Securities Dealers Automated Quotation – Global Select Market System.

**COMMON STOCK LISTING**

First Merchants Corporation common stock is traded over-the-counter on the NASDAQ Global Select Market System. Quotations are carried in many daily papers. The NASDAQ symbol is FRME (Cusip #320817-10-9). At the close of business on February 28, 2013, the number of shares outstanding was 28,695,887. There were 2,945 stockholders of record on that date.

**PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES**

There were no purchases of the Corporation's common stock by or on behalf of the Corporation during the quarter ended December 31, 2012.

(1) The "DIVIDEND LIMITATIONS" section of "BUSINESS" included as Item 1 of this Annual Report on Form 10-K, the "CAPITAL" and "LIQUIDITY" sections of "Management's Discussion & Analysis of Financial Condition and Results of Operations" included as Item 7 of this Annual Report on Form 10-K and Note 14. STOCKHOLDERS' EQUITY to the Notes to Consolidated Financial Statements included as Item 8 of this Annual Report on Form 10-K include discussions regarding dividend restrictions.

# PART II: ITEM 5. AND ITEM 6.

**EQUITY COMPENSATION PLAN INFORMATION**

The following table provides information about the Corporation's common stock that may be issued under equity compensation plans as of December 31, 2012.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercised price of outstanding options warrants and rights | Number of securities remaining available for future issuance under equity compensations plans (excluding securities reflected in first column) |
|---|---|---|---|
| Equity Compensation Plans Approved by Stockholders | 906,636 | $ 21.58 | 692,189 (1) |
| Equity Compensation Plans Not Approved by Stockholders (2) | | | 398,331 |
| Total | 906,636 | $ 21.58 | 1,090,520 (1) |

**ITEM 6. SELECTED FINANCIAL DATA.**

The selected financial data is presented within the "FIVE – YEAR SUMMARY OF SELECTED FINANCIAL DATA" on page 3 of this Annual Report on Form 10-K.

(1) This number does not include shares remaining available for future issuance under the 2009 Long-term Equity Incentive Plan, which was approved by the Corporation's shareholders at the 2009 annual meeting. The aggregate number of shares that are available for grants under that Plan in any calendar year is equal to the sum of: (a) 1 percent of the number of common shares of the Corporation outstanding as of the last day of the preceding calendar year; plus (b) the number of shares that were available for grants, but not granted, under the Plan in any previous year; but in no event will the number of shares available for grants in any calendar year exceed 1.5 percent of the number of common shares of the Corporation outstanding as of the last day of the preceding calendar year. The 2009 Long-term Equity Incentive Plan will expire in 2019.

(2) The only plan reflected above that was not approved by the Corporation's stockholders relates to certain First Merchants Corporation Stock Option Agreements ("Agreements"). These Agreements provided for non-qualified stock options of the common stock of the Corporation, awarded between 1995 and 2002 to each director of First Merchants Bank, National Association ("First Merchants") who, on the date of the grants: (a) were serving as a director of First Merchants; (b) were not an employee of the Corporation, First Merchants, or any of the Corporation's other affiliated banks or the non-bank subsidiaries; and (c) were not serving as a director of the Corporation. The exercise price of the shares was equal to the fair market value of the shares upon the grant of the option. Options became 100 percent vested when granted and are fully exercisable six months after the date of the grant, for a period of ten years.

# *PART II: ITEM 7. AND ITEM 7A. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

### CRITICAL ACCOUNTING POLICIES

Generally accepted accounting principles require management to apply significant judgment to certain accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply those principles where actual measurement is not possible or practical. For a complete discussion of the Corporation's significant accounting policies, see Note 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES in the Notes to Consolidated Financial Statements included as Item 8 of this Annual Report on Form 10-K for additional detail.

### RESULTS OF OPERATIONS – 2012

Net income available to stockholders was $40.6 million, or $1.41 per fully diluted common share, an increase of $31.6 million compared to $9.0 million, or $0.34 per fully diluted common share in 2011.

On February 10, 2012, the Bank assumed substantially all the deposits and certain other liabilities and acquired certain assets of SCB Bank, from the FDIC as the receiver for SCB Bank. This transaction generated a pre-tax gain of $9.1 million, or $0.21 per common share after tax. Details of this transaction are included in NOTE 2. PURCHASE AND ASSUMPTION, included within the Notes to Consolidated Financial Statements included as Item 8 of this Annual Report on Form 10-K.

In 2011, an after-tax loss of $12.3 million, or $0.47 per share, was recorded due to the accounting treatment for the extinguishment of trust preferred securities. The extinguishment of the trust preferred securities was done in conjunction with the redemption of 69,600 shares of the Corporation's fixed rate cumulative perpetual preferred stock, under the Capital Purchase Program, for $69.6 million, the issuance of 90,783 shares of the Corporation's senior non-cumulative perpetual preferred stock, through the Small Business Lending Fund, for $90.8 million, and the issuance of 2,822,000 shares of the Corporation's common stock in exchange for gross proceeds of $21.2 million. The details are discussed within Note 14. STOCKHOLDERS' EQUITY of the Notes to Consolidated Financial Statements included as Item 8 of this Annual Report on Form 10-K.

As of December 31, 2012, total assets equaled $4.3 billion, an increase of $131.7 million from December 31, 2011. Loans and investments, the Corporation's primary earning assets, totaled $3.8 billion, up slightly from the prior year's total of $3.7 billion. While investments decreased $72.0 million, loans and loans held for sale increased $193.2 million. The Bank acquired $93.8 million in loans as a result of the SCB transaction. Additional details of these changes are included within the "EARNING ASSETS" section of Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K.

The Corporation's allowance for loan losses totaled $69.4 million as of year end 2012. The allowance provides 129.9 percent coverage of all non-accrual loans and 2.37 percent of total loans. Details of the Allowance for Loan and Lease Losses and non-performing loans are discussed within the "LOAN QUALITY" and "PROVISION/ALLOWANCE FOR LOAN LOSSES" sections of Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K.

Taxes, both current and deferred, decreased in 2012 by $5.6 million. This change is primarily driven from decreases in the deferred tax assets associated with the deductibility of the provision for loan losses and pensions and other employee benefits, the utilization of federal tax credit carryforwards, and the increase in the deferred tax liability associated with the gain on the FDIC modified whole bank transaction. Details of the change is discussed within the "INCOME TAX" section of Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K.

Deposits increased $211.7 million from December 31, 2011. As part of the SCB transaction, the Bank assumed deposits of $125.9 million. The Bank also completed repayment of $79.0 million of Senior Notes (the "Notes") that matured on March 30, 2012. The Notes were originally issued by the Bank on March 31, 2009 and were guaranteed by the FDIC under its Temporary Liquidity Guarantee program. Additionally, on August 22, 2012, the Corporation exercised its option to redeem the $4,124,000 subordinated debenture associated with the CNBC Statutory Trust I. The redemption price was 104.59. The debenture had carried a fixed interest rate of 10.2 percent. Additional details of the Corporation's borrowings are discussed in NOTE 10. BORROWINGS of the Notes to Consolidated Financial Statements included as Item 8 of this Annual Report on Form 10-K.

The Corporation was able to maintain all regulatory capital ratios in excess of the regulatory definition of "well-capitalized" as discussed in the "CAPITAL" section of Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K.

**Net Interest Income**

Net interest income is the primary source of the Corporation's earnings. Net interest margin is a function of net interest income and the level of average earning assets. The following table presents the Corporation's interest income, interest expense, and net interest income as a percent of average earning assets for the three-year period ending in 2012.

| (Dollars in Thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Net Interest Income | $ 152,336 | $ 143,355 | $ 143,569 |
| FTE Adjustment | $ 5,745 | $ 5,759 | $ 5,865 |
| Net Interest Income on a Fully Taxable Equivalent Basis | $ 158,081 | $ 149,114 | $ 149,434 |
| Average Earning Assets | $ 3,833,174 | $ 3,744,027 | $ 3,862,493 |
| Interest Income (FTE) as a Percent of Average Earning Assets | 4.74% | 4.99% | 5.32% |
| Interest Expense as a Percent of Average Earning Assets | 0.62% | 1.01% | 1.45% |
| Net Interest Income (FTE) as a Percent of Average Earning Assets | 4.12% | 3.98% | 3.87% |

In 2012, asset yields decreased 25 basis points on a fully taxable equivalent basis (FTE) and interest cost decreased 39 basis points, resulting in an 14 basis point increase in the interest margin compared to 2011. An increase in earning assets, primarily due to a larger loan portfolio as a result of the SCB Bank transaction, as discussed in NOTE 2 Purchase and Assumption, in the Notes to Consolidated Financial Statements included as Item 8 of this Annual Report on form 10-K, resulted in a positive volume variance of $7,754,000 (FTE). In addition, a low interest rate environment produced a positive rate variance of $1,227,000 (FTE), resulting in a net increase of $8,981,000 in net interest income.

In 2011, asset yields decreased 33 basis points on a fully taxable equivalent basis (FTE) and interest cost decreased 44 basis points, resulting in an 11 basis point increase in the net interest margin compared to 2010. A decrease in earning assets, primarily due to a smaller loan portfolio and a decline in interest-bearing liabilities, produced a negative volume variance of $2,439,000 (FTE). Furthermore, a declining interest rate environment produced a positive rate variance of $2,225,000 (FTE), resulting in a net decrease of $214,000 in net interest income.

Average earning assets include the average balance of securities classified as available for sale, computed based on the average of the historical amortized cost balances without the effects of the fair value adjustment. In addition, annualized amounts are computed utilizing a 30/360 day basis.

**Non-Interest Income**

Non-interest income increased $15,182,000 or 30.9 percent in 2012 compared to 2011. The largest item contributing to the increase was a gross purchase gain of $9,124,000 recognized from the purchase of certain assets and assumption of certain liabilities of SCB Bank. Details of this transaction are included within Note 2. PURCHASE AND ASSUMPTION of the Notes to Consolidated Financial Statements included as Item 8 of this Annual Report on Form 10-K.

Additionally, significant increases were realized in gains on the sale of mortgage loans, earnings on cash surrender value of life insurance and interchange from electronic card transactions of $3,210,000, $822,000, and $810,000 respectively.

**Non-Interest Expenses**

Non-interest expenses increased $1,177,000 or 0.9 percent in 2012 compared to 2011. Salaries and employee benefits increased by $4,663,000. Base salaries were down $81,000 while commissions and incentives were up $2,861,000 over prior year. Employees benefits were $1,752,000 higher in 2012 than 2011 primarily as a result of employee retirement plans and employee health insurance increases of $909,000 and 596,000 respectively. Additionally, other expenses were $2,050,000 higher than 2011 due primarily to expenses associated with the integration of the Shelbyville transaction.

The increases in salary and employee benefits and other expenses was offset by year over year declines in other real estate owned and credit-related expenses of $2,436,000, FDIC expenses of $2,022,000, and amortization of core deposit intangibles of $1,621,000.

**Income Tax Expense**

Income tax expense in 2012 was $15,867,000 on pre-tax income of $60,989,000, or 26.0 percent. For the same period in 2011, the income tax expense was $8,655,000 on pre-tax income of $33,907,000. Additional details are discussed within the "INCOME TAXES" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K.

# PART II: ITEM 7. AND ITEM 7A. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## RESULTS OF OPERATIONS – 2011

As of December 31, 2011, total assets equaled $4.2 billion, an increase of $2.2 million from December 31, 2010. Loans and investments, the Corporation's primary earning assets, totaled $3.7 billion, consistent with the prior year's total of $3.7 billion. While loans decreased $126 million, investment securities increased $120 million. Excess liquidity mainly created by the decline in the loan portfolio was used to increase the investment securities portfolio. Details of these changes are included within the "EARNING ASSETS" section of Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K.

The Allowance for Loan and Lease Losses declined by $12.1 million during 2011, as the credit quality of the Corporation's loan portfolio improved throughout the year. Details of the Allowance for Loan and Lease Losses and non-performing loans are discussed within the "LOAN QUALITY" and "PROVISION/ALLOWANCE FOR LOAN LOSSES" sections of Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K.

In 2011, the Cash Surrender Value of Life Insurance increased by $27.6 million. This increase is due to purchases of $25 million in new policies in 2011 plus increases in the value of the existing policies.

Taxes, both current and deferred, decreased in 2011 by $9.2 million. The decrease is primarily due to the receipt of $3 million in refunds and timing differences associated with the deductibility of the provision for loan losses and the utilization of federal net operating loss carryforwards. Additionally, the deferred tax liability associated with the net unrealized gain on securities available for sale increased. Partially offsetting these changes was an increase in the deferred tax asset associated with pensions and other employee benefits. Details of the change is discussed within the "INCOME TAX" section of Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K.

The Corporation was able to maintain all regulatory capital ratios in excess of the regulatory definition of "well-capitalized" as discussed in the "CAPITAL" section of Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K.

Net income available to stockholders was $9 million, or $0.34 per fully diluted common share, a decrease of $2.7 million from 2010. Income before income taxes increased by $30.6 million, primarily due to a decrease in the Provision for Loan Losses of $23.9 million. Additionally, losses and dividends related to preferred stock transactions totaled $16.2 million in 2011 versus gains and dividends of $4.8 million in 2010. The details are discussed within Note 14. STOCKHOLDERS' EQUITY of the Notes to Consolidated Financial Statements included as Item 8 of this Annual Report on Form 10-K.

The Corporation's allowance for loan losses totaled $70.9 million as of year end 2011. The allowance provides 101.9 percent coverage of all non-accrual loans and 2.6 percent of total loans. Provision expense for the year declined from $46.5 million in 2010 to $22.6 million in 2011 as net charge offs also declined during the year from $55.6 million in 2010 to $34.7 million in 2011. Additional details are discussed within the "PROVISION/ALLOWANCE FOR LOAN LOSSES" section of Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K.

### Net Interest Income

Net interest income is the primary source of the Corporation's earnings. Net interest margin is a function of net interest income and the level of average earning assets. The following table presents the Corporation's interest income, interest expense, and net interest income as a percent of average earning assets for the three-year period ending in 2011.

| (Dollars in Thousands) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Net Interest Income | $ 143,355 | $ 143,569 | $ 153,346 |
| FTE Adjustment | $ 5,759 | $ 5,865 | $ 5,722 |
| Net Interest Income on a Fully Taxable Equivalent Basis | $ 149,114 | $ 149,434 | $ 159,068 |
| Average Earning Assets | $ 3,744,027 | $ 3,862,493 | $ 4,245,134 |
| Interest Income (FTE) as a Percent of Average Earning Assets | 4.99% | 5.32% | 5.56% |
| Interest Expense as a Percent of Average Earning Assets | 1.01% | 1.45% | 1.82% |
| Net Interest Income (FTE) as a Percent of Average Earning Assets | 3.98% | 3.87% | 3.74% |

In 2011, asset yields decreased 33 basis points on a fully taxable equivalent basis (FTE) and interest cost decreased 44 basis points, resulting in an 11 basis point increase in the interest margin compared to 2010. A decrease in earning assets, primarily due to a smaller loan portfolio and a decline in interest-bearing liabilities, produced a negative volume variance of $2,439,000 (FTE). Furthermore, a declining interest rate environment produced a positive rate variance of $2,225,000 (FTE), resulting in a net decrease of $214,000 in net interest income.

In 2010, asset yields decreased 24 basis points (FTE) and interest cost decreased 37 basis points, resulting in a 13 basis point increase in the interest margin compared to 2009. A decrease in earning assets, primarily due to a smaller loan portfolio and a decline in interest-bearing liabilities, produced a negative volume variance of $6,519,000 (FTE). In addition, a declining interest rate environment produced a negative rate variance of $3,258,000 (FTE), resulting in a net decrease of $9,777,000 in net interest income.

Average earning assets include the average balance of securities classified as available for sale, computed based on the average of the historical amortized cost balances without the effects of the fair value adjustment. In addition, annualized amounts are computed utilizing a 30/360 day basis.

**Non-Interest Income**

Non-interest income increased $576,000 or 1.2 percent in 2011 compared to 2010. Increases were realized in gains on the sale of mortgage loans, investment commissions, earnings on cash surrender value of life insurance and interchange from electronic card transactions were $612,000, $511,000, $498,000 and $453,000 respectively. Additionally, fee income from origination of loan level hedges increased $523,000 from 2011 to 2010. Offsetting these increases was a decrease of $1,311,000 in service charges on deposit accounts due to a decrease in the volume of customer overdrafts and returned items. Likewise, insurance commissions were $565,000 lower in 2011 than 2010.

**Non-Interest Expenses**

Non-interest expenses decreased $6.4 million or 4.5 percent in 2011 compared to 2010. Salaries and employee benefits increased by $1,482,000 and represented the only material increase. Base salaries were down $741,000 while commissions and incentives were up $2,697,000 over prior year. The net increase in salaries was offset by year over year declines in FDIC expenses of $2,590,000, credit related expenses of $1,822,000 and amortization of core deposit intangibles of $1,173,000.

**Income Tax Expense**

Income tax expense in 2011 was $8,655,000 on pre-tax income of $33,907,000, or 25.5 percent. For the same period in 2010, the income tax benefit was $3,590,000 on pre-tax income of $3,319,000. Additional details are discussed within the "INCOME TAXES" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K.

**CAPITAL**

To be categorized as well capitalized, the Bank must maintain a minimum total capital to risk-weighted assets, Tier I capital to risk-weighted assets and Tier I capital to average assets of 10 percent, 6 percent and 5 percent, respectively. The Corporation's regulatory capital exceeded the regulatory "well capitalized" standard at December 31, 2012. See additional information on the Corporation's and Bank's capital ratios in Note 15. REGULATORY CAPITAL, in the Notes to Consolidated Financial Statements included as Item 8 of this Annual Report on Form 10-K.

Tier I regulatory capital consists primarily of total stockholders' equity and subordinated debentures issued to business trusts categorized as qualifying borrowings, less non-qualifying intangible assets and unrealized net securities gains or losses. The Corporation's Tier I capital to average assets ratio was 11.03 percent and 10.17 percent at December 31, 2012 and 2011, respectively.

At December 31, 2012, the Corporation had a Tier I risk-based capital ratio of 14.15 percent and total risk-based capital ratio of 16.34 percent, compared to 13.92 percent and 16.54 percent, respectively, at December 31, 2011. Regulatory capital guidelines require a Tier I risk-based capital ratio of at least 4 percent and a total risk-based capital ratio of at least 8 percent.

On June 30, 2010, the Corporation completed an exchange of 46,400 shares of the Corporation's Series A Preferred Stock held by the Treasury for $46,400,000 in aggregate principal amount of trust preferred securities issued through the Corporation's wholly owned subsidiary trust, First Merchants Capital Trust III. The trust preferred securities qualified as Tier 1 capital, subject to the 25 percent aggregate limitation on Tier 1 capital for these and similar securities. After the completed exchange, the Treasury continued to hold 69,600 shares of Series A Preferred Stock along with a warrant to purchase up to 991,453 shares of the Corporation's common stock ("the Warrant"), which was also issued pursuant to the Troubled Asset Relief Program ("TARP").

On September 9, 2011, the Corporation entered into securities purchase agreements with two investors, pursuant to which the Corporation sold an aggregate of 2,822,000 shares of its common stock in exchange for gross proceeds of approximately $21.2 million. The purchase price for each share of common stock was $7.50. The common stock was issued in a direct private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder.

On September 22, 2011, the Corporation entered into a Securities Purchase Agreement with the Treasury, pursuant to which the Corporation issued 90,782.94 shares of the Corporation's Senior Non-Cumulative Perpetual Preferred Stock, Series B (the "Series B Preferred Stock"), having a liquidation amount per share equal to $1,000, for a total purchase price of $90,782,940. The Purchase Agreement was entered into, and the Series B Preferred Stock was issued, pursuant to the SBLF program, a $30 billion fund established under the Small Business Jobs Act of 2010, that encourages lending to small businesses by providing capital to qualified community banks with assets of less than $10 billion.

Also on September 22, 2011, the Corporation entered into and consummated two letter agreements with the Treasury, pursuant to which the Corporation redeemed, out of the proceeds of the issuance of the Series B Preferred Stock in the amount of $90,782,940 and cash of $25,813,171 (of which $21,165,000 was raised through the private placement of the Corporation's common stock on September 9, 2011) for an aggregate redemption price of $116,596,111, including accrued but unpaid dividends to the date of redemption: (i) the remaining 69,600 shares of the Corporation's Series A Preferred Stock, and (ii) all 46,400 Capital Securities held by the Treasury.

The Series B Preferred Stock is entitled to receive non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1, beginning October 1, 2011. The Purchase Agreement defines the dividend rate as a percentage of the liquidation amount, and can fluctuate on a quarterly basis during the first ten quarters during which the Series B Preferred Stock is outstanding, based upon changes in the level of Qualified Small Business Lending ("QSBL") by the Bank.

# PART II: ITEM 7. AND ITEM 7A. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Series B Preferred Stock is non-voting, except in limited circumstances. In the event that the Corporation misses five dividend payments, whether or not consecutive, the holder of the Series B Preferred Stock will have the right, but not the obligation, to appoint a representative as an observer on the Corporation's Board of Directors. In the event that the Corporation misses six dividend payments, whether or not consecutive, and if the then outstanding aggregate liquidation amount of the Series B Preferred Stock is at least $25,000,000, then the holder of the Series B Preferred Stock will have the right to designate two directors to the Board of Directors of the Corporation.

The Series B Preferred Stock may be redeemed at any time at the Corporation's option, at a redemption price of 100 percent of the liquidation amount plus accrued but unpaid dividends to the date of redemption for the current period, subject to the approval of its federal banking regulator. On January 3, 2013, the Corporation redeemed 22,695.94 shares of the Series B Preferred Stock. The details are discussed within Note 23. SUBSEQUENT EVENTS, to the Notes to Consolidated Financial Statements included as Item 8 of this Annual Report on Form 10-K.

On November 23, 2011, the Corporation repurchased the Warrant to purchase 991,453 shares of the Corporation's common stock at an exercise price of $17.55 per share with an expiration date of February 20, 2019 held by the Treasury. The Corporation was the successful bidder in a private auction for the Warrant conducted by the Treasury with a winning bid of $367,500. See Note 14. STOCKHOLDERS' EQUITY, to the Notes to Consolidated Financial Statements included as Item 8 of this Annual Report on Form 10-K for additional information.

Management believes that all of the above capital ratios are meaningful measurements for evaluating the safety and soundness of the Corporation. Additionally, management believes the following table is meaningful when considering performance measures of the Corporation. The table below details and reconciles tangible earnings per share, return on tangible capital and tangible assets to traditional GAAP measures.

| (Dollars In Thousands, Except Per Share Amounts) | | December 31, 2012 | | December 31, 2011 |
|---|---|---|---|---|
| Average Goodwill | $ | 141,362 | $ | 141,357 |
| Average Core Deposit Intangible (CDI) | | 8,719 | | 10,655 |
| Average Deferred Tax on CDI | | (2,192) | | (2,458) |
| Intangible Adjustment | $ | 147,889 | $ | 149,554 |
| Average Stockholders' Equity (GAAP capital) | $ | 535,506 | $ | 478,440 |
| Average Cumulative Preferred Stock | | (125) | | (125) |
| Average Preferred Stock Issued under the Capital Purchase Program | | | | (49,216) |
| Average Non-Cumulative Preferred Stock Issued under the Small Business Lending Fund | | (90,783) | | (24,965) |
| Intangible Adjustment | | (147,889) | | (149,554) |
| Average Tangible Capital | $ | 296,709 | $ | 254,580 |
| Average Assets | $ | 4,245,863 | $ | 4,143,850 |
| Intangible Adjustment | | (147,889) | | (149,554) |
| Average Tangible Assets | $ | 4,097,974 | $ | 3,994,296 |
| Net Income available to Common Stockholders | $ | 40,583 | $ | 9,013 |
| CDI amortization, net of tax | | 1,081 | | 2,112 |
| Tangible Net Income (Loss) available to Common Stockholders | $ | 41,664 | $ | 11,125 |
| Diluted Earnings Per Share | $ | 1.41 | $ | 0.34 |
| Diluted Tangible Earnings Per Share | $ | 1.44 | $ | 0.42 |
| Return on Average GAAP Capital | | 7.58% | | 1.88% |
| Return on Average Tangible Capital | | 14.04% | | 4.37% |
| Return on Average Assets | | 0.96% | | 0.22% |
| Return on Average Tangible Assets | | 1.02% | | 0.28% |

# PART II: ITEM 7. AND ITEM 7A. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

**LOAN QUALITY**

The Corporation's primary lending focus is small business and middle market commercial, residential real estate, auto and small consumer lending, which results in portfolio diversification. Commercial loans are individually underwritten and judgmentally risk rated. They are periodically monitored and prompt corrective actions are taken on deteriorating loans. Retail loans are typically underwritten with statistical decision-making tools and are managed throughout their life cycle on a portfolio basis.

At December 31, 2012, non-performing loans totaled $66,080,000, a decrease of $17,820,000 from December 31, 2011. Loans 90 days past due, other than non-accrual and renegotiated loans, increased by $1,457,000 during the same period. The amount of non-accrual loans totaled $53,999,000 at December 31, 2012. The quality and amount of non-performing loans may increase or decrease going forward due to portfolio growth, routine problem loan recognition and resolution through collections, sales or charge offs. The performance of any loan can be affected by external factors, such as economic conditions, or internal factors, such as actions of a borrower's management. The Corporation's coverage ratio of allowance for loan losses to non-accrual loans increased from 101.9 percent at December 31, 2011, to 129.9 percent at December 31, 2012. See additional information in the "PROVISION/ALLOWANCE FOR LOAN LOSSES" section of Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K.

Impaired loans include all commercial non-accrual loans and renegotiated loans as well as substandard, doubtful and loss grade loans that were still accruing but deemed impaired according to guidance set forth in ASC 310. Also included in impaired loans are accruing commercial loans that are contractually past due 90 days or more. Furthermore, at December 31, 2012, the Corporation included loans accounted for under SOP 03-3 in the impaired loan total. A loan is deemed impaired when, based on current information or events, it is probable that all amounts due of principal and interest according to the contractual terms of the loan agreement will not be collected. At December 31, 2012, commercial impaired loans totaled $79,179,000. A specific allowance for losses was not deemed necessary for a subset of impaired loans totaling $67,333,000, but a specific allowance of $4,243,000 was recorded for the remaining balance of $11,846,000 and is included in the Corporation's allowance for loan losses at December 31, 2012. The average balance of the total aforementioned impaired loans for 2012 was $88,614,000.

In connection with economic developments during the past several years, many financial institutions have experienced deterioration in the performance of their loan portfolios. The values of real estate collateral supporting many loans declined, one result of which was increased charge offs. While the Corporation's non-performing and impaired loan totals have shown improvement, further deterioration of housing and real estate values may result in continued elevated levels of loan delinquencies and credit losses. Although the Corporation believes its underwriting and loan review procedures are appropriate for the various kinds of loans it makes, its results of operations and its financial condition could be adversely affected in the event the quality of its loan portfolio deteriorates.

In 2012, total net charge offs were $20,066,000, a decrease of $14,643,000 from 2011 and down $35,571,000 from 2010. The Corporation incurred two commercial loan charge offs over $1 million in 2012 totaling $3,686,000, or 18.4 percent, of total net charge offs for the year. The largest charge off equaling $1,994,000, was incurred on a commercial and industrial loan. Five large recoveries totaling $3,146,000 were recognized during the year. Commercial and farm real estate accounted for $8,399,000, or 41.9 percent of total net charge offs, compared to $20,312,000 and 58.5 percent in 2011. In 2009, new home construction weakened, home values declined, and construction and land development continued to decline, all of which resulted in a deterioration in values and subsequently charge offs of loans to builders and developers. While some stabilization was evident in 2010 and 2011, charge offs continued at a historically elevated level as the overall weak economic conditions continued to impact the loan portfolio.

The table below represents loan loss experience for the years indicated.

| (Dollars In Thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Allowance for Loan Losses: | | | |
| Balance at January 1 | $ 70,898 | $ 82,977 | $ 92,131 |
| Charge Offs | 27,272 | 48,473 | 67,572 |
| Recoveries | 7,206 | 13,764 | 11,935 |
| Net Charge Offs | 20,066 | 34,709 | 55,637 |
| Provision for Loan Losses | 18,534 | 22,630 | 46,483 |
| Balance at December 31 | $ 69,366 | $ 70,898 | $ 82,977 |
| Ratio of Net Charge Offs During the Period to Average Loans Outstanding During the Period | 0.71% | 1.26% | 1.82% |
| Ratio of Allowance to Non-Accrual Loans | 129.90% | 101.88% | 91.60% |

# PART II: ITEM 7. AND ITEM 7A. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The distribution of the net charge offs for the years indicated is provided in the following table.

| (Dollars In Thousands) | December 31, 2012 | December 31, 2011 | December 31, 2010 |
|---|---|---|---|
| Net Charge Offs: | | | |
| Commercial and industrial loans | $ 6,133 | $ 1,043 | $ 15,091 |
| Agricultural production financing and other farm loans | (42) | (45) | 991 |
| Real estate loans | | | |
| Construction | 271 | 6,684 | 4,550 |
| Commercial and farmland | 8,399 | 20,312 | 26,853 |
| Residential | 3,052 | 3,871 | 6,098 |
| Home Equity | 1,310 | 2,360 | 512 |
| Individuals loans for household and other personal expenditures | 435 | 499 | 1,488 |
| Lease financing receivables, net of unearned income | 32 | (7) | 54 |
| Other Loans | 476 | (8) | |
| Total Net Charge Offs | $ 20,066 | $ 34,709 | $ 55,637 |

Commercial construction and land development loans were $98,639,000 at December 31, 2012, a decrease of $16,859,000 from December 31, 2011. Construction and land development loans represent 3.4 percent of loans. Management continues to closely monitor this segment of the portfolio, as well as being selective with additional exposure to this industry.

At December 31, 2012, non-performing assets, which includes non-accrual loans, renegotiated loans, and other real estate owned, plus loans 90-days delinquent, totaled $81,380,000; a decrease of $19,389,000 from December 31, 2011 as noted in the table below. Renegotiated loans decreased $1,627,000 but the focus on commercial and consumer loan workouts continued during 2012. Other real estate owned decreased $3,026,000 from December 31, 2011. Current appraisals are obtained to determine value as management continues to aggressively market these real estate assets.

The following table summarizes the non-accrual loans, renegotiated loans, other real estate owned, loans contractually past due 90 days or more other than non-accruing loans, and impaired loans for the Corporation.

| (Dollars In Thousands) | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Non-Performing Assets: | | |
| Non-accrual loans | $ 53,399 | $ 69,592 |
| Renegotiated loans | 12,681 | 14,308 |
| Non-performing loans (NPL) | 66,080 | 83,900 |
| Other real estate owned | 13,263 | 16,289 |
| Non-performing assets (NPA) | 79,343 | 100,189 |
| 90+ days delinquent and still accruing | 2,037 | 580 |
| NPAs & 90+ days delinquent | $ 81,380 | $ 100,769 |
| Impaired Loans (includes substandard, doubtful and loss) | $ 79,179 | $ 79,775 |

The composition of the non-performing assets and 90-day delinquent loans is detailed n the following table.

| (Dollars In Thousands) | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Non Performing Assets and 90+ Days Delinquent: | | |
| Commercial and industrial loans | $ 13,690 | $ 13,725 |
| Agricultural production financing and other loans to farmers | | |
| Real estate loans | | |
| Construction | 12,378 | 17,784 |
| Commercial and farm land | 34,999 | 46,985 |
| Residential | 16,620 | 18,398 |
| Home Equity | 3,198 | 3,142 |
| Lease Financing | 301 | |
| Individual's loans for household and other personal expenditures | 190 | 162 |
| Other loans | 4 | 573 |
| Non performing assets plus 90+ days delinquent | $ 81,380 | $ 100,769 |

# PART II: ITEM 7. AND ITEM 7A. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

**PROVISION/ALLOWANCE FOR LOAN LOSSES**

The allowance for loan losses is maintained through the provision for loan losses, which is a charge against earnings. The provision for loan losses in 2012, 2011 and 2010 were $18,534,000, $22,630,000 and $46,483,000, respectively, showing a significant decline in each year.

The amount actually provided for loan losses in any period may be greater than or less than net loan losses, based on management's judgment as to the appropriate level of the allowance for loan losses. The determination of the provision in any period is based on management's continuing review and evaluation of the loan portfolio, and its judgment as to the impact of current economic conditions on the portfolio.

The amount provided for loan losses and the determination of the adequacy of the allowance are based on a continuous review of the loan portfolio, including an internally administered loan "watch" list and an independent loan review. The evaluation takes into consideration identified credit problems, as well as the possibility of losses inherent in the loan portfolio that are not specifically identified. See the "CRITICAL ACCOUNTING POLICIES" section of Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K.

Management believes that the allowance for loan losses is adequate to cover probable incurred losses inherent in the loan portfolio at December 31, 2012. The process for determining the adequacy of the allowance for loan losses is critical to the Corporation's financial results. It requires management to make difficult, subjective and complex judgments, as estimates about the effect of uncertain matters are needed. The allowance for loan losses considers current factors, including economic conditions and ongoing internal and external examination processes and will increase or decrease as deemed necessary to ensure the allowance for loan losses remains adequate. In addition, the allowance as a percentage of charge offs and nonperforming loans will change at different points in time based on credit performance, loan mix and collateral values.

At December 31, 2012, the allowance for loan losses was $69,366,000 a decrease of $1,532,000 from year-end 2011. As a percent of loans, the allowance decreased to 2.4 percent at December 31, 2012 from 2.6 percent at December 31, 2011. During 2012, the allowance decreased by $3,695,000 in specific reserves against impaired loans and by $2,163,000 in the ASC 450, *Contingencies*, allocation for loans not deemed impaired.

The allowance as a percent of loans decreased from year end 2011 despite the year over year increase in loans, reflecting the impact of the stabilizing economic environment on the Corporation's loan portfolio, resulting in fewer charge offs and lower specific reserves. Loans are generally secured by specific items of collateral, including real property and business assets. Allowable methods for determining the amount of impairment include estimating fair value using the fair value of the collateral for collateral dependent loans. If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining a current independent appraisal of the collateral and applying a discount factor to the value. The fair value of real estate is generally determined based on appraisals by qualified licensed appraisers. The appraisers typically determine the value of the real estate by utilizing an income or market valuation approach. Updated "as is" or "liquidation value" appraisals are obtained as individual circumstances and or market conditions warrant. Partially charged off loans measured for impairment based on their collateral value are generally not returned to performing status subsequent to receiving updated appraisals or restructure of the loan. If an appraisal is not available, the fair value may be determined by using a cash flow analysis. Fair value on other collateral such as business assets is typically ascertained by assessing, either singularly or some combination of, asset appraisals, accounts receivable aging reports, inventory listings and or customer financial statements. Both appraised values and values based on borrower's financial information are discounted as considered appropriate based on age and quality of the information and current market conditions.

Loans deemed impaired according to guidance set forth in ASC 310 are evaluated during problem loan meetings held within each reporting period by a special assets management team. Loan collateral and customer financial information are reviewed and the level of impairment is assessed to determine appropriate and accurate reserve and or charge off amounts. Loans or portions of loans are charged off when they are considered uncollectible and of such little value that their continuance as an asset is not warranted. It is the Corporation's policy to recognize losses promptly to prevent overstatement of assets, earnings and capital.

The following table summarizes loan loss reserves by loan segment for the periods ended December 31, 2012 and December 31, 2011.

| | December 31, 2012 | | | | | |
|---|---|---|---|---|---|---|
| **(Dollars In Thousands)** | **Commercial** | **Commercial Real Estate** | **Consumer** | **Residential** | **Finance Leases** | **Total** |
| Allowance Balances: | | | | | | |
| Individually evaluated for impairment | $ 1,628 | $ 2,565 | | $ 50 | | $ 4,243 |
| Collectively evaluated for impairment | 24,285 | 24,138 | $ 2,593 | 14,107 | | 65,123 |
| Total Allowance for Loan Losses | $ 25,913 | $ 26,703 | $ 2,593 | $ 14,157 | | $ 69,366 |

| | December 31, 2011 | | | | | |
|---|---|---|---|---|---|---|
| **(Dollars In Thousands)** | **Commercial** | **Commercial Real Estate** | **Consumer** | **Residential** | **Finance Leases** | **Total** |
| Allowance Balances: | | | | | | |
| Individually evaluated for impairment | $ 4,701 | $ 2,504 | | $ 733 | | $ 7,938 |
| Collectively evaluated for impairment | 13,030 | 35,415 | $ 2,902 | 11,610 | $ 3 | 62,960 |
| Total Allowance for Loan Losses | $ 17,731 | $ 37,919 | $ 2,902 | $ 12,343 | $ 3 | $ 70,898 |

The historical loss allocation for loans not deemed impaired according to ASC 310 is the product of the volume of loans within the non-impaired criticized and non-criticized risk grade classifications, each segmented by call code, and the historical loss factor for each respective classification and call code segment. The historical loss factors are based upon actual loss experience within each risk and call code classification. The historical look back period for non-criticized loans is the most recent rolling-four-quarter average and aligns with the look back period for non-impaired criticized loans. Each of the rolling-four-quarter periods used to obtain the average, includes all charge offs for the previous twelve-month period; therefore, the historical look back period goes back seven quarters. The resulting allocation is more reflective of current conditions. Criticized loans are grouped based on the risk grade assigned to the loan. Loans with a special mention grade are assigned a loss factor and loans with a classified grade, but not impaired, are assigned a separate loss factor. The loss factor computation for this allocation includes a segmented historical loss migration analysis of non-impaired loans, by risk grade, to charge off. Given the credit improvement in the loan portfolio during 2012 and the resulting decreases in both non-impaired criticized loans and net charge offs, the historical loss component adjusted downward in 2012.

In addition to the specific reserves and historical loss components of the allowance, consideration is given to various environmental factors to help ensure that losses inherent in the portfolio are reflected in the allowance for loan losses. The environmental component adjusts the historical loss allocations for commercial and consumer loans to reflect relevant current conditions that, in management's opinion, have an impact on loss recognition. Environmental factors that management reviews in the analysis include: National and local economic trends and conditions; trends in growth in the loan portfolio and growth in higher risk areas; levels of, and trends in, delinquencies and non-accruals; experience and depth of lending management and staff; adequacy of, and adherence to, lending policies and procedures including those for underwriting; industry concentrations of credit; and adequacy of risk identification systems and controls through the internal loan review and internal audit processes. Each environmental factor receives an individual qualitative allocation that, in management's opinion, reflects losses inherent in the portfolio that are not reflected in the historical loss components of the allowance. As the economic environment has seen improvement during the period, management believes losses inherent in the portfolio may not be immediately apparent for specific identification thus the environmental allocations increased to ensure the adequacy of the allowance. At December 31, 2012, the allocation related to environmental considerations totaled $42,461,000, an increase of $11,328,000 from December 31, 2011.

The Corporation's primary market areas for lending are central Indiana and Butler and Franklin counties in Ohio. When evaluating the adequacy of the allowance, consideration is given to this regional geographic concentration and the closely associated effect changing economic conditions have on the Corporation's customers. In management's opinion, the allowance for loan losses at December 31, 2012 is reflective of both the banking environment within the Corporation's footprint and the Corporation's recent loan and loss trends.

**GOODWILL**

During the deteriorating economic conditions in the last few years, the financial markets have continued to reflect lower valuations for the stocks of financial institutions, when compared to historic valuation metrics, largely driven by both the constriction in available credit and the losses suffered. Additionally, many bank stocks with geographic exposure in certain markets, including Indiana and Ohio, have been depressed. The Corporation's stock activity, as well as the price, has been adversely impacted by the economic conditions affecting the banking industry since 2009. Management has concluded that the 2012 trading value of the stock price is not indicative or reflective of fair value (per ASC 820, *Fair Value Measurements and Disclosures*) as the Corporation's minimal free float driven by large index fund positions, coupled with meaningful long-term retail holdings, has created unusual volatility in the stock price given modest fundamental changes in demand and appears to be impacting the price as well.

The two-step goodwill impairment test is used to identify potential goodwill impairment and measure the amount of impairment loss to be recognized, if any. The first step compares the fair value of a reporting unit with its carrying value. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed to measure impairment loss, if any. Under the second step, the fair value is allocated to all of the assets and liabilities of the reporting unit to determine an implied goodwill value. This allocation is similar to a purchase price allocation performed in purchase accounting. If the implied goodwill value of a reporting unit is less than the carrying amount of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The Corporation used an independent, outside firm to help determine the fair value of the Corporation, as of October 1, 2012, for purposes of the first step of the impairment test. The Discounted Earnings method (an "Income Approach") as well as the Guideline Publicly Traded Company Method and the Transaction Method (both Market Approaches that apply market multiples to various financial metrics to derive value) were used and weighted to form the conclusion of fair value. The Discounted Earnings method was given primary weight in the fair value analysis.

The Discounted Earnings method was based primarily on: 1) management projections derived from expected balance sheet and income statement assumptions, based on current economic conditions, which show signs of improvements; 2) present value factors based on an implied market cost of equity, and; 3) historic (long-term) price-to-earnings multiples for comparable companies. Determining the Corporation's fair value using the Discounted Earnings method involves a significant amount of judgment. The methodology is largely based on unobservable level three inputs. The test results are dependent upon attaining actual financial results consistent with the forecasts and assumptions used in the valuation model. The Discounted Earnings method relied on a terminal Price/Earnings ("P/E") multiple. The P/E multiple used to determine terminal value was notably lower than the historic P/E multiple observed for the Corporation, the peer group, and the NASDAQ community banking index ("ABAQ"). Based on the results of the step one analysis, the fair value exceeded the Corporation's carrying value; therefore, it was concluded goodwill is not impaired.

Additionally, a sensitivity analysis was performed on the Discounted Earnings methodology by testing a range of the following metrics: 1) implied market cost of equity; and 2) historic (long-term) price-to-earnings multiples for comparable companies. Based on the sensitivity testing, at the low-end of the sensitivity test range (for both metrics), fair value of the Corporation exceeded its carrying value. For reasons that include but are not limited to the aforementioned, management believes the Corporation's recently traded stock price is not indicative of fair value.

# *PART II: ITEM 7. AND ITEM 7A. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

**LIQUIDITY**

Liquidity management is the process by which the Corporation ensures that adequate liquid funds are available for the holding company and its subsidiaries. These funds are necessary in order to meet financial commitments on a timely basis. These commitments include withdrawals by depositors, funding credit obligations to borrowers, paying dividends to stockholders, paying operating expenses, funding capital expenditures, and maintaining deposit reserve requirements. Liquidity is monitored and closely managed by the asset/liability committee.

The Corporation's liquidity is dependent upon the receipt of dividends from the Bank, which are subject to certain regulatory limitations and access to other funding sources. Liquidity of the Bank is derived primarily from core deposit growth, principal payments received on loans, the sale and maturity of investment securities, net cash provided by operating activities, and access to other funding sources.

The most stable source of liability-funded liquidity for both the long-term and short-term is deposit growth and retention in the core deposit base. In addition, Federal Home Loan Bank ("FHLB") advances are utilized as a funding source. At December 31, 2012, total borrowings from the FHLB were $94,238,000. The Bank has pledged certain mortgage loans and investments to the FHLB. The total available remaining borrowing capacity from the FHLB at December 31, 2012 was $217,275,000.

On March 30, 2012, the Bank completed repayment of $79,000,000 of Senior Notes (the "Notes") that had matured. The Notes, which were originally issued by the Bank on March 31, 2009, were guaranteed by the FDIC under its Temporary Liquidity Guarantee Program ("TLGP").

On August 22, 2012, the Corporation exercised its option to redeem the $4,124,000 subordinated debenture associated with the CNBC Statutory Trust I. The redemption price premium was 104.59. The debenture carried a fixed interest rate of 10.2 percent.

For further discussion, see Note 10. BORROWINGS, in the Notes to Consolidated Financial Statements included as Item 8 of this Annual Report on Form 10-K.

The principal source of asset-funded liquidity is investment securities classified as available for sale, the market values of which totaled $513,343,000 at December 31, 2012, a decrease of $5,148,000, or 1.0 percent, from December 31, 2011. Securities classified as held to maturity that are maturing within a short period of time can also be a source of liquidity. Securities classified as held to maturity and that are maturing in one year or less totaled $2,590,000 at December 31, 2012. In addition, other types of assets such as cash and due from banks, federal funds sold and securities purchased under agreements to resell, and loans and interest-bearing deposits with other banks maturing within one year are sources of liquidity.

The Corporation currently has a $55 million credit facility with Bank of America, N.A. comprised of (a) a term loan in the principal amount of $5 million (the "Term Loan") and (b) a subordinated debenture in the principal amount of $50 million (the "Subordinated Debt"). Pursuant to the terms of the underlying Loan Agreement (the "Loan Agreement"), the Term Loan and the Subordinated Debt each mature on February 15, 2015. The Term Loan is secured by a pledge of all of the issued and outstanding shares of the Bank.

The Loan Agreement contains certain customary representations and warranties and financial and negative covenants. A breach of any of these covenants could result in a default under the Loan Agreement. At December 31, 2012, the Corporation was in compliance with these financial covenants.

The Loan Agreement provides that upon an event of default as the result of the Corporation's failure to comply with a financial covenant, Bank of America may (a) declare the $5 million outstanding principal amount of the Term Loan immediately due and payable, (b) exercise all of its rights and remedies at law, in equity and/or pursuant to any or all collateral documents, including foreclosing on the collateral if payment of the Term Loan is not made in full, and (c) add a default rate of 3 percent per annum to the Term Loan. Because the Subordinated Debt is treated as Tier 2 capital for regulatory capital purposes, the Loan Agreement does not provide Bank of America with any right of acceleration or other remedies with regard to the Subordinated Debt upon an event of default caused by the Corporation's breach of a financial covenant. As of December 31, 2011, the Corporation failed to meet the minimum return on average total assets covenant of at least 0.75 percent. Bank of America chose to apply the default rate through March 31, 2012, but not to accelerate the Term Loan based on the Corporation's failure to meet these financial covenants. As of March 31, 2012, the Corporation was no longer in default due to breach of a financial covenant; therefore, the default rate of 3 percent per annum was no longer applied to the Term Loan.

In the normal course of business, the Bank is a party to a number of other off-balance sheet activities that contain credit, market and operational risk that are not reflected in whole or in part in the consolidated financial statements. Such activities include: traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt.

The Bank provides customers with off-balance sheet credit support through loan commitments and standby letters of credit. Summarized credit-related financial instruments at December 31, 2012 are as follows:

| (Dollars in Thousands) | December 31, 2012 |
|---|---|
| Amounts of Commitments: | |
| Loan Commitments to Extend Credit | $ 873,455 |
| Standby Letters of Credit | 21,734 |
| | $ 895,189 |

Since many of the commitments are expected to expire unused or be only partially used, the total amount of unused commitments in the preceding table does not necessarily represent future cash requirements.

In addition to owned banking facilities, the Corporation has entered into a number of long-term leasing arrangements to support ongoing activities. The required payments under such commitments and borrowings at December 31, 2012 are as follows:

| (Dollars in Thousands) | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 and after | Total |
|---|---|---|---|---|---|---|---|
| Operating Leases | $ 2,284 | $ 2,025 | $ 1,852 | $ 1,441 | $ 865 | $ 1,428 | $ 9,895 |
| Federal Funds Purchased | 18,862 | | | | | | 18,862 |
| Securities Sold Under Repurchase Agreements | 131,828 | 10,000 | | | | | 141,828 |
| Federal Home Loan Bank Advances | 1,619 | 26,506 | 30,986 | 28,933 | 2,731 | 3,463 | 94,238 |
| Subordinated Debentures and Term Loans | 459 | | 55,000 | | | 56,702 | 112,161 |
| Total | $ 155,052 | $ 38,531 | $ 87,838 | $ 30,374 | $ 3,596 | $ 61,593 | $ 376,984 |

**INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK**

Asset/Liability Management has been an important factor in the Corporation's ability to record consistent earnings growth through periods of interest rate volatility and product deregulation. Management and the Board of Directors monitor the Corporation's liquidity and interest sensitivity positions at regular meetings to review how changes in interest rates may affect earnings. Decisions regarding investment and the pricing of loan and deposit products are made after analysis of reports designed to measure liquidity, rate sensitivity, the Corporation's exposure to changes in net interest income given various rate scenarios and the economic and competitive environments.

It is the objective of the Corporation to monitor and manage risk exposure to net interest income caused by changes in interest rates. It is the goal of the Corporation's Asset/Liability function to provide optimum and stable net interest income. To accomplish this, management uses two asset liability tools. GAP/Interest Rate Sensitivity Reports and Net Interest Income Simulation Modeling are constructed, presented and monitored quarterly. Management believes that the Corporation's liquidity and interest sensitivity position at December 31, 2012, remained adequate to meet the Corporation's primary goal of achieving optimum interest margins while avoiding undue interest rate risk. The following table presents the Corporation's interest rate sensitivity analysis as of December 31, 2012.

| | December 31, 2012 | | | | |
|---|---|---|---|---|---|
| (Dollars in Thousands) | 1-180 Days | 181-365 Days | 1-5 Years | Beyond 5 Years | Total |
| Rate-Sensitive Assets: | | | | | |
| Interest-bearing Deposits | $ 38,443 | | | | $ 38,443 |
| Investment Securities | 84,259 | $ 67,597 | $ 326,387 | $ 396,120 | 874,363 |
| Loans | 1,737,624 | 326,405 | 679,648 | 111,466 | 2,855,143 |
| Federal Reserve and Federal Home Loan Bank Stock | | | 32,785 | | 32,785 |
| Total Rate-sensitive Assets | $ 1,860,326 | $ 394,002 | $ 1,038,820 | $ 507,586 | $ 3,800,734 |
| Rate-Sensitive Liabilities: | | | | | |
| Interest-bearing Deposits | $ 1,379,731 | $ 295,668 | $ 711,507 | $ 157,880 | $ 2,544,786 |
| Federal Funds Purchased | 18,862 | | | | 18,862 |
| Securities Sold Under Repurchase Agreements | 131,828 | | 10,000 | | 141,828 |
| Federal Home Loan Bank Advances | 2,469 | 1,323 | 88,016 | 2,430 | 94,238 |
| Subordinated Debentures and Term Loans | 111,702 | | | 459 | 112,161 |
| Total Rate-sensitive Liabilities | $ 1,644,592 | $ 296,991 | $ 809,523 | $ 160,769 | $ 2,911,875 |
| Interest Rate Sensitivity Gap by Period | $ 215,734 | $ 97,011 | $ 229,297 | $ 346,817 | |
| Cumulative Rate Sensitivity Gap | $ 215,734 | $ 312,745 | $ 542,042 | $ 888,859 | |
| Cumulative Rate Sensitivity Gap Ratio | | | | | |
| at December 31, 2012 | 113.1% | 116.1% | 119.7% | 130.5% | |
| at December 31, 2011 | 98.2% | 99.0% | 112.0% | 124.0% | |

The Corporation had a cumulative positive gap of $312,745,000 in the one-year horizon at December 31, 2012 or 7.26 percent of total assets.

The Corporation places its greatest credence in net interest income simulation modeling. The above GAP/Interest Rate Sensitivity Report is believed by the Corporation's management to have two major shortfalls. The GAP/Interest Rate Sensitivity Report fails to precisely gauge how often an interest rate sensitive product reprices, nor is it able to measure the magnitude of potential future rate movements.

# PART II: ITEM 7. AND ITEM 7A. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net interest income simulation modeling, or earnings-at-risk, measures the sensitivity of net interest income to various interest rate movements. The Corporation's asset liability process monitors simulated net interest income under three separate interest rate scenarios; base, rising and falling. Estimated net interest income for each scenario is calculated over a twelve-month horizon. The immediate and parallel changes to the base case scenario used in the model are presented below. The interest rate scenarios are used for analytical purposes and do not necessarily represent management's view of future market movements. Rather, these are intended to provide a measure of the degree of volatility interest rate movements may introduce into the earnings of the Corporation.

The base scenario is highly dependent on numerous assumptions embedded in the model, including assumptions related to future interest rates. While the base sensitivity analysis incorporates management's best estimate of interest rate and balance sheet dynamics under various market rate movements, the actual behavior and resulting earnings impact will likely differ from that projected. For certain assets, the base simulation model captures the expected prepayment behavior under changing interest rate environments. Assumptions and methodologies regarding the interest rate or balance behavior of indeterminate maturity products, such as savings, money market, NOW and demand deposits, reflect management's best estimate of expected future behavior.

The comparative rising 200 basis points and falling 100 basis points scenarios below, as of December 31, 2012, assume further interest rate changes in addition to the base simulation discussed above. These changes are immediate and parallel changes to the base case scenario. In the current rate environment, many driver rates are at or near historical lows, thus total rate movements (beginning point minus ending point) to each of the various driver rates utilized by management have the following results:

| | At December 31, 2012 | |
|---|---|---|
| | RISING | FALLING |
| Driver Rates | (200 Basis Points) | (100 Basis Points) |
| Prime | 200 | 0 |
| Federal Funds | 200 | 0 |
| One-Year CMT | 200 | (8) |
| Three-Year CMT | 200 | (3) |
| Five-Year CMT | 200 | (10) |
| CD's | 200 | (25) |
| FHLB | 200 | (5) |

Results for the base, rising 200 basis points, and falling 100 basis points interest rate scenarios are listed below based upon the Corporation's rate sensitive assets and liabilities at December 31, 2012. The net interest income shown represents cumulative net interest income over a twelve-month time horizon. Balance sheet assumptions used for the base scenario are the same for the rising and falling simulations.

| | At December 31, 2012 | | |
|---|---|---|---|
| | | RISING | FALLING |
| (Dollars In Thousands) | Base | (200 Basis Points) | (100 Basis Points) |
| Net Interest Income | $ 145,846 | $ 153,621 | $ 144,122 |
| Variance from Base | | $ 7,775 | $ (1,724) |
| Percent of Change from Base | | 5.33% | (1.18)% |

The comparative rising 200 basis points and falling 100 basis points scenarios below, as of December 31, 2011, assume further interest rate changes in addition to the base simulation discussed above. These changes are immediate and parallel changes to the base case scenario. In addition, total rate movements (beginning point minus ending point) to each of the various driver rates utilized by management in the base simulation are as follows:

| | At December 31, 2011 | |
|---|---|---|
| | RISING | FALLING |
| Driver Rates | (200 Basis Points) | (100 Basis Points) |
| Prime | 200 | 0 |
| Federal Funds | 200 | 0 |
| One-Year CMT | 200 | (2) |
| Three-Year CMT | 200 | (6) |
| Five-Year CMT | 200 | 0 |
| CD's | 200 | (42) |
| FHLB | 200 | 0 |

# PART II: ITEM 7. AND ITEM 7A. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results for the base, rising 200 basis points, and falling 100 basis points interest rate scenarios are listed below. The net interest income shown represents cumulative net interest income over a twelve-month time horizon. Balance sheet assumptions used for the base scenario are the same for the rising and falling simulations.

| | At December 31, 2011 | | |
|---|---|---|---|
| | | RISING | FALLING |
| (Dollars In Thousands) | Base | (200 Basis Points) | (100 Basis Points) |
| Net Interest Income | $ 142,706 | $ 146,352 | $ 140,332 |
| Variance from Base | | $ 3,646 | $ (2,374) |
| Percent of Change from Base | | 2.55% | (1.66)% |

## EARNING ASSETS

The following table presents the earning asset mix as of December 31, 2012, and December 31, 2011. Earnings assets increased by $108,300,000. Interest-bearing time deposits decreased $14,408,000. Investments decreased by approximately $72,037,000, while loans and loans held for sale increased by $193,230,000. The four largest loan segments that experienced increases were commercial and industrial, commercial and farm land, construction and home equity. Decreases were experienced mainly in individual's loans and residential segments.

Effective February 10, 2012, the Bank assumed substantially all the deposits and certain other liabilities and acquired certain assets of SCB Bank, from the FDIC as the receiver of SCB Bank. The two most significant earning assets acquired were loans of $93,800,000 and investment securities of approximately $18,900,000. Detail of this transaction are included in NOTE 2. PURCHASE AND ASSUMPTION, included within the Notes to Consolidated Financial Statements included as Item 8 of this Annual Report on Form 10-K.

| (Dollars in Thousands) | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Interest-bearing Time Deposits | $ 38,443 | $ 52,851 |
| Investment Securities Available for Sale | 513,343 | 518,491 |
| Investment Securities Held to Maturity | 361,020 | 427,909 |
| Mortgage Loans Held for Sale | 22,300 | 17,864 |
| Loans | 2,902,209 | 2,713,415 |
| Federal Reserve and Federal Home Loan Bank Stock | 32,785 | 31,270 |
| | $ 3,870,100 | $ 3,761,800 |

## DEPOSITS AND BORROWINGS

The table below reflects the level of deposits and borrowed funds (federal funds purchased, repurchase agreements; FHLB advances; subordinated debentures and term loans) based on year-end levels at December 31, 2012 and 2011.

| (Dollars In Thousands) | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Deposits | $ 3,346,383 | $ 3,134,655 |
| Federal Funds Purchased | 18,862 | |
| Securities Sold Under Repurchase Agreements | 141,828 | 156,305 |
| Federal Home Loan Bank Advances | 94,238 | 138,095 |
| Subordinated Debentures and Term Loans | 112,161 | 194,974 |
| | $ 3,713,472 | $ 3,624,029 |

The Corporation has leveraged its capital position with FHLB advances, as well as repurchase agreements, which are pledged against acquired investment securities as collateral for the borrowings. Further discussion regarding FHLB advances is included in Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "LIQUIDITY". Additionally, the interest rate risk is included as part of the Corporation's interest simulation discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K under the heading "INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK".

# *PART II: ITEM 7. AND ITEM 7A. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

**INCOME TAXES**

Income tax expense totaled $15,867,000 for 2012 compared to $8,655,000 for 2011. The Corporation's federal statutory income tax rate is 35 percent and its state tax rate varies from 0 to 8.5 percent depending on the state in which the subsidiary company is domiciled. The Corporation's effective tax rate is lower than the blended effective statutory federal and state rates primarily due to the Corporation's income on tax-exempt securities and loans, income generated by the subsidiaries domiciled in a state with no state or local income tax, income tax credits generated from investments in affordable housing projects, tax-exempt earnings from bank-owned life insurance contracts and reduced state taxes, resulting from the effect of state income apportionment. The reconciliation of federal statutory to actual tax expense is shown in Note 19, INCOME TAX, in the Notes to Consolidated Financial Statements included as Item 8 of this Annual Report on Form 10-K.

The Corporation's tax asset, deferred and receivable decreased from $36,424,000 at December 31, 2011 to $30,867,000 at December 31, 2012. In addition, the Corporation's net deferred tax asset has decreased from $31,858,000 at December 31, 2011 to $26,122,000 at December 31, 2012. This change is primarily driven from decreases in the deferred tax assets associated with the deductibility of the provision for loan losses and pensions and other employee benefits, the utilization of federal tax credit carryforwards, and the increase in the deferred tax liability associated with the gain on the FDIC modified whole bank transaction.

The Corporation has recorded a valuation allowance of $13,859,000 related to deferred state taxes as it does not anticipate having future state taxable income sufficient to fully utilize the deferred state tax asset. This is primarily due to the Corporation's current tax structure as noted above.

**INFLATION**

Changing prices of goods, services and capital affect the financial position of every business enterprise. The level of market interest rates and the price of funds loaned or borrowed fluctuate due to changes in the rate of inflation and various other factors, including government monetary policy.

Fluctuating interest rates affect the Corporation's net interest income and loan volume. As the inflation rate increases, the purchasing power of the dollar decreases. Those holding fixed-rate monetary assets incur a loss, while those holding fixed-rate monetary liabilities enjoy a gain. The nature of a financial holding company's operations is such that there will generally be an excess of monetary assets over monetary liabilities, and, thus, a financial holding company will tend to suffer from an increase in the rate of inflation and benefit from a decrease

**OTHER**

The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Corporation, and that address is www.sec.gov.

**ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.**

The quantitative and qualitative disclosures about market risk information are presented in the "INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK" section of Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K.

# *PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM*

**ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.**

**Report of Independent Registered Public Accounting Firm**

Audit Committee, Board of Directors and Stockholders
First Merchants Corporation
Muncie, Indiana

We have audited the accompanying consolidated balance sheets of First Merchants Corporation (Corporation) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012. The Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Merchants Corporation as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), First Merchants Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission* (COSO) and our report dated March 15, 2013, expressed an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting.

**BKD, LLP**

Indianapolis, Indiana
March 15, 2013

# *PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*
# *CONSOLIDATED FINANCIAL STATEMENTS*

## CONSOLIDATED BALANCE SHEETS

| (Dollars In Thousands, Except Share Data) | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 101,460 | $ 73,312 |
| Interest-bearing time deposits | 38,443 | 52,851 |
| Investment securities available for sale | 513,343 | 518,491 |
| Investment securities held to maturity (fair value of $378,174 and $442,469) | 361,020 | 427,909 |
| Mortgage loans held for sale | 22,300 | 17,864 |
| Loans | 2,902,209 | 2,713,415 |
| Less: Allowance for loan losses | (69,366) | (70,898) |
| Net loans | 2,832,843 | 2,642,517 |
| Premises and equipment | 52,749 | 51,013 |
| Federal Reserve and Federal Home Loan Bank stock | 32,785 | 31,270 |
| Interest receivable | 16,367 | 17,723 |
| Core deposit intangibles | 8,154 | 9,114 |
| Goodwill | 141,375 | 141,357 |
| Cash surrender value of life insurance | 125,397 | 124,329 |
| Other real estate owned | 13,263 | 16,289 |
| Tax asset, deferred and receivable | 30,867 | 36,424 |
| Other assets | 14,455 | 12,613 |
| TOTAL ASSETS | $ 4,304,821 | $ 4,173,076 |
| **LIABILITIES** | | |
| Deposits: | | |
| Noninterest-bearing | $ 801,597 | $ 646,508 |
| Interest-bearing | 2,544,786 | 2,488,147 |
| **Total Deposits** | 3,346,383 | 3,134,655 |
| Borrowings: | | |
| Federal funds purchased | 18,862 | |
| Securities sold under repurchase agreements | 141,828 | 156,305 |
| Federal Home Loan Bank advances | 94,238 | 138,095 |
| Subordinated debentures and term loans | 112,161 | 194,974 |
| **Total Borrowings** | 367,089 | 489,374 |
| Interest payable | 1,841 | 2,925 |
| Other liabilities | 37,272 | 31,655 |
| **Total Liabilities** | 3,752,585 | 3,658,609 |
| **COMMITMENTS AND CONTINGENT LIABILITIES** | | |
| **STOCKHOLDERS' EQUITY** | | |
| Preferred Stock, no-par value, $1,000 liquidation value: | | |
| Authorized - 500,000 shares | | |
| Senior Non-Cumulative Perpetual Preferred Stock, Series B | | |
| Issued and outstanding - 90,782.94 shares | 90,783 | 90,783 |
| Cumulative Preferred Stock, $1,000 par value, $1,000 liquidation value: | | |
| Authorized - 600 shares | | |
| Issued and outstanding - 125 shares | 125 | 125 |
| Common Stock, $.125 stated value: | | |
| Authorized - 50,000,000 shares | | |
| Issued and outstanding - 28,692,616 and 28,559,707 shares | 3,587 | 3,570 |
| Additional paid-in capital | 256,843 | 254,874 |
| Retained earnings | 206,397 | 168,717 |
| Accumulated other comprehensive loss | (5,499) | (3,602) |
| **Total Stockholders' Equity** | 552,236 | 514,467 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 4,304,821 | $ 4,173,076 |

See notes to consolidated financial statements.

# *PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*
# *CONSOLIDATED FINANCIAL STATEMENTS*

## CONSOLIDATED STATEMENTS OF INCOME

| (Dollars in Thousands, Except Share Data) | December 31, 2012 | December 31, 2011 | December 31, 2010 |
|---|---|---|---|
| **INTEREST INCOME** | | | |
| Loans receivable: | | | |
| Taxable | $ 146,745 | $ 149,716 | $ 174,070 |
| Tax-exempt | 480 | 528 | 515 |
| Investment securities: | | | |
| Taxable | 17,027 | 19,230 | 12,957 |
| Tax-exempt | 10,189 | 10,167 | 10,377 |
| Federal funds sold | | 3 | 26 |
| Deposits with financial institutions | 100 | 282 | 381 |
| Federal Reserve and Federal Home Loan Bank stock | 1,408 | 1,319 | 1,252 |
| **Total Interest Income** | 175,949 | 181,245 | 199,578 |
| **INTEREST EXPENSE** | | | |
| Deposits | 14,800 | 22,281 | 39,876 |
| Federal funds purchased | 69 | 25 | 5 |
| Securities sold under repurchase agreements | 907 | 1,511 | 1,712 |
| Federal Home Loan Bank advances | 2,624 | 4,181 | 5,368 |
| Subordinated debentures, revolving credit lines and term loans | 5,213 | 9,892 | 9,048 |
| **Total Interest Expense** | 23,613 | 37,890 | 56,009 |
| **NET INTEREST INCOME** | 152,336 | 143,355 | 143,569 |
| Provision for loan losses | 18,534 | 22,630 | 46,483 |
| **NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES** | 133,802 | 120,725 | 97,086 |
| **OTHER INCOME** | | | |
| Service charges on deposit accounts | 11,587 | 11,972 | 13,283 |
| Fiduciary activities | 7,891 | 7,650 | 7,692 |
| Other customer fees | 11,233 | 10,024 | 8,990 |
| Commission income | 6,224 | 5,660 | 6,225 |
| Earnings on cash surrender value of life insurance | 3,418 | 2,596 | 2,098 |
| Net gains and fees on sales of loans | 10,628 | 7,418 | 6,806 |
| Net realized gains on sales of available for sale securities | 2,389 | 2,439 | 3,406 |
| Other-than-temporary impairment on available for sale securities | | (2,788) | (3,049) |
| Portion of loss recognized in other comprehensive income before taxes | | 2,388 | 1,505 |
| Net impairment losses recognized in earnings | | (400) | (1,544) |
| Gain on FDIC modified whole bank transaction | 9,124 | | |
| Other income | 1,808 | 1,761 | 1,588 |
| **Total Other Income** | 64,302 | 49,120 | 48,544 |
| **OTHER EXPENSES** | | | |
| Salaries and employee benefits | 79,398 | 74,735 | 73,253 |
| Net occupancy | 10,186 | 10,118 | 9,935 |
| Equipment | 7,201 | 6,794 | 7,323 |
| Marketing | 2,158 | 2,002 | 1,970 |
| Outside data processing fees | 5,656 | 5,671 | 5,093 |
| Printing and office supplies | 1,169 | 1,242 | 1,259 |
| Core deposit amortization | 1,927 | 3,548 | 4,721 |
| FDIC assessments | 3,509 | 5,531 | 8,121 |
| Other real estate owned and credit-related expenses | 8,178 | 10,614 | 12,436 |
| Other expenses | 17,733 | 15,683 | 18,200 |
| **Total Other Expenses** | 137,115 | 135,938 | 142,311 |
| **INCOME BEFORE INCOME TAX** | 60,989 | 33,907 | 3,319 |
| Income tax expense (benefit) | 15,867 | 8,655 | (3,590) |
| **NET INCOME** | 45,122 | 25,252 | 6,909 |
| Gain on exchange of preferred stock for trust preferred debt | | | 11,353 |
| Loss on CPP unamortized discount | | (1,401) | (1,301) |
| Loss on extinguishment of trust preferred securities | | (10,857) | |
| Preferred stock dividends and discount accretion | (4,539) | (3,981) | (5,239) |
| **NET INCOME AVAILABLE TO COMMON STOCKHOLDERS** | $ 40,583 | $ 9,013 | $ 11,722 |
| | | | |
| **NET INCOME AVAILABLE TO COMMON STOCKHOLDERS PER SHARE:** | | | |
| Basic | $ 1.42 | $ 0.34 | $ 0.48 |
| Diluted | $ 1.41 | $ 0.34 | $ 0.48 |

See notes to consolidated financial statements.

# *PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*
# *CONSOLIDATED FINANCIAL STATEMENTS*

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

| (Dollars In Thousands) | December 31, 2012 | December 31, 2011 | December 31, 2010 |
|---|---|---|---|
| Net income | $ 45,122 | $ 25,252 | $ 6,909 |
| Other comprehensive income (loss) net of tax: | | | |
| Unrealized holding gain (loss) on securities available for sale arising during the period, net of tax of $654, $10,658, and $106 | 1,214 | 19,793 | (197) |
| Unrealized loss on securities transferred to held-to-maturity, net of tax of $2,864 | | (5,315) | |
| Unrealized gain (loss) on securities available for sale for which a portion of an other than temporary impairment has been recognized in income, net of tax of $56, $86, and $539 | (104) | 160 | (1,001) |
| Unrealized gain (loss) on cash flow hedges arising during the period, net of tax of $514, $1,146, and $155 | (952) | (2,129) | 288 |
| Reclassification adjustment for net gains included in net income net of tax of $759, $714, and $652 | (1,413) | (1,326) | (1,210) |
| Defined Benefit Pension Plans, net of tax of $346, $2,492, and $526 | | | |
| Net Gain (Loss) Arising During Period | (577) | (5,722) | 156 |
| Prior Service Cost Arising During Period | | 26 | 583 |
| Amortization of Prior Service Cost | (65) | 1,068 | 50 |
| | (1,897) | 6,555 | (1,331) |
| Comprehensive income | $ 43,225 | $ 31,807 | $ 5,578 |

The following table represents the components of accumulated other comprehensive income (loss):

| (Dollars In Thousands) | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Net unrealized gain on securities available for sale | $ 17,904 | $ 18,244 |
| Net unrealized loss on securities available for sale for which a portion of an other-than-temporary impairment has been recognized in income | (3,272) | (3,168) |
| Net unrealized loss on cash flow hedges | (2,652) | (1,841) |
| Defined benefit plans | (17,479) | (16,837) |
| | $ (5,499) | $ (3,602) |

See notes to consolidated financial statements.

# *PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*
# *CONSOLIDATED FINANCIAL STATEMENTS*

## CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

| | Preferred | | Common Stock | | | | | |
|---|---|---|---|---|---|---|---|---|
| **(Dollars in Thousands, Except Share Data)** | **Shares** | **Amount** | **Shares** | **Amount** | **Additional Paid In Capital** | **Retained Earnings** | **Accumulated Other Comprehensive Income (Loss)** | **Total** |
| **Balances, December 31, 2009** | **116,125** | **$ 112,498** | **21,227,741** | **$ 2,653** | **$ 206,600** | **$ 150,860** | **$ (8,826)** | **$ 463,785** |
| Comprehensive Income | | | | | | | | |
| Net Income | | | | | | 6,909 | | 6,909 |
| Other Comprehensive Income, net of tax | | | | | | | (1,331) | (1,331) |
| Cash Dividends on Common Stock ($.04 per Share) | | | | | | (989) | | (989) |
| Cash Dividends on Preferred Stock under Capital Purchase Program | | | | | | (5,366) | | (5,366) |
| Cumulative Preferred Stock Converted to Trust Preferred Securities | (46,400) | (46,400) | | | | | | (46,400) |
| Gain on Exchange of Preferred Stock for Trust Preferred Debt | | | | | | 11,353 | | 11,353 |
| Loss on Capital Purchase Program Unamortized Discount | | 1,301 | | | | (1,301) | | |
| Accretion of Discount on Preferred Stock | | 606 | | | | (606) | | |
| Private Stock Issuance | | | 4,200,000 | 525 | 23,625 | | | 24,150 |
| Tax Benefit (Loss) from Stock Options Exercised | | | | | (50) | | | (50) |
| Share-based Compensation | | | 49,833 | 6 | 1,744 | | | 1,750 |
| Stock Issued Under Employee Benefit Plans | | | 97,966 | 12 | 570 | | | 582 |
| Stock Issued Under Dividend Reinvestment and Stock Purchase Plan | | | 11,545 | 2 | 89 | | | 91 |
| Stock Redeemed | | | (12,834) | (1) | (75) | | | (76) |
| **Balances, December 31, 2010** | **69,725** | **$ 68,005** | **25,574,251** | **$ 3,197** | **$ 232,503** | **$ 160,860** | **$ (10,157)** | **$ 454,408** |
| Comprehensive Income | | | | | | | | |
| Net Income | | | | | | 25,252 | | 25,252 |
| Other Comprehensive Income, net of tax | | | | | | | 6,555 | 6,555 |
| Cash Dividends on Common Stock ($.04 per Share) | | | | | | (1,067) | | (1,067) |
| Cash Dividends on Preferred Stock under Capital Purchase Program | | | | | | (3,662) | | (3,662) |
| Accretion of Discount on Preferred Stock | | 319 | | | | (319) | | |
| Loss on Capital Purchase Program Unamortized Discount | | 1,401 | | | | (1,401) | | |
| Repurchase of Capital Purchase Program Warrants | | | | | (368) | | | (368) |
| Loss on Extinguishment of Trust Preferred Securities | | | | | | (10,857) | | (10,857) |
| Equity Adjustment Related to First Merchants Reinsurance Co. LTD | | | | | | (89) | | (89) |
| Preferred Stock Redeemed under Capital Purchase Program | (69,600) | (69,600) | | | | | | (69,600) |
| Preferred Stock issued under the Small Business Lending Fund | 90,783 | 90,783 | | | | | | 90,783 |
| Private Stock Issuance | | | 2,822,000 | 353 | 20,812 | | | 21,165 |
| Share-based Compensation | | | 72,824 | 9 | 1,306 | | | 1,315 |
| Stock Issued Under Employee Benefit Plans | | | 93,797 | 12 | 657 | | | 669 |
| Stock Issued Under Dividend Reinvestment and Stock Purchase Plan | | | 11,073 | 1 | 88 | | | 89 |
| Stock Redeemed | | | (14,238) | (2) | (124) | | | (126) |
| **Balances, December 31, 2011** | **90,908** | **$ 90,908** | **28,559,707** | **$ 3,570** | **$ 254,874** | **$ 168,717** | **$ (3,602)** | **$ 514,467** |
| Comprehensive Income | | | | | | | | |
| Net Income | | | | | | 45,122 | | 45,122 |
| Other Comprehensive Income, net of tax | | | | | | | (1,897) | (1,897) |
| Cash Dividends on Common Stock ($.10 per Share) | | | | | | (2,903) | | (2,903) |
| Cash Dividends on Preferred Stock under Small Business Lending Fund | | | | | | (4,539) | | (4,539) |
| Share-based Compensation | | | 86,325 | 11 | 1,481 | | | 1,492 |
| Stock Issued Under Employee Benefit Plans | | | 41,867 | 5 | 444 | | | 449 |
| Stock Issued Under Dividend Reinvestment and Stock Purchase Plan | | | 15,709 | 2 | 200 | | | 202 |
| Stock Options Exercised | | | 10,500 | 1 | 77 | | | 78 |
| Stock Redeemed | | | (21,492) | (2) | (233) | | | (235) |
| **Balances, December 31, 2012** | **90,908** | **$ 90,908** | **28,692,616** | **$ 3,587** | **$ 256,843** | **$ 206,397** | **$ (5,499)** | **$ 552,236** |

See notes to consolidated financial statements.

# *PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA CONSOLIDATED FINANCIAL STATEMENTS*

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| (Dollars in Thousands) | December 31, 2012 | December 31, 2011 | December 31, 2010 |
|---|---|---|---|
| Cash Flow From Operating Activities: | | | |
| Net income | $ 45,122 | $ 25,252 | $ 6,909 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Provision for loan losses | 18,534 | 22,630 | 46,483 |
| Depreciation and amortization | 4,472 | 5,158 | 5,702 |
| Change in deferred taxes | 15,890 | 8,256 | (1,810) |
| Share-based compensation | 1,492 | 1,315 | 1,750 |
| Tax expense (benefit) from stock options exercised | | | 50 |
| Mortgage loans originated for sale | (393,565) | (297,031) | (254,712) |
| Proceeds from sales of mortgage loans | 389,129 | 300,636 | 241,279 |
| Gain on acquisition | (9,124) | | |
| Gains on sales of securities available for sale | (2,389) | (2,439) | (3,406) |
| Recognized loss on other-than-temporary-impairment | | 400 | 1,544 |
| Change in interest receivable | 1,884 | 951 | 2,144 |
| Change in interest payable | (1,451) | (1,337) | (1,449) |
| Other adjustments | 275 | 21,693 | 36,567 |
| Net cash provided by operating activities | $ 70,269 | $ 85,484 | $ 81,051 |
| Cash Flows from Investing Activities: | | | |
| Net change in interest-bearing deposits | $ 14,408 | $ 12,365 | $ 8,809 |
| Purchases of: | | | |
| Securities available for sale | (139,555) | (200,688) | (311,465) |
| Securities held to maturity | (4,262) | (82,700) | (180,311) |
| Proceeds from sales of securities available for sale | 52,350 | 75,930 | 117,804 |
| Proceeds from maturities of: | | | |
| Securities available for sale | 112,141 | 60,459 | 65,688 |
| Securities held to maturity | 68,118 | 45,595 | 40,825 |
| Change in Federal Reserve and Federal Home Loan Bank stock | 246 | 2,614 | 4,692 |
| Purchase of bank owned life insurance | | (25,000) | |
| Net change in loans | (123,036) | 61,363 | 345,518 |
| Net cash received from acquisition | 29,113 | | |
| Proceeds from the sale of other real estate owned | 4,428 | 13,612 | 20,641 |
| Other adjustments | (2,065) | 8,287 | (2,348) |
| Net cash provided by (used in) investing activities | $ 11,886 | $ (28,163) | $ 109,853 |
| Cash Flows from Financing Activities: | | | |
| Net change in : | | | |
| Demand and savings deposits | $ 228,725 | $ 68,803 | $ 84,993 |
| Certificates of deposit and other time deposits | (142,906) | (203,028) | (352,649) |
| Borrowings | 138,127 | 306,535 | 2,382 |
| Repayment of borrowings | (271,005) | (252,509) | (65,247) |
| Dividends on common stock | (2,903) | (1,067) | (989) |
| Dividends on preferred stock | (4,539) | (3,662) | (4,931) |
| Stock issued in private equity placement | | 21,165 | 24,150 |
| Stock issued under employee benefit plans | 449 | 669 | 582 |
| Stock issued under dividend reinvestment and stock purchase plans | 202 | 89 | 91 |
| Stock options exercised | 78 | | |
| Cumulative preferred stock issued (SBLF) | | 90,783 | |
| Cumulative preferred stock redeemed (CPP) | | (69,600) | |
| Repurchase of stock warrant (CPP) | | (368) | |
| Tax (expense) benefit from stock options exercised | | | (50) |
| Stock redeemed | (235) | (126) | (76) |
| Net cash used in financing activities | $ (54,007) | (42,316) | $ (311,744) |
| Net Change in Cash and Cash Equivalents | 28,148 | 15,005 | (120,840) |
| Cash and Cash Equivalents, January 1 | 73,312 | 58,307 | 179,147 |
| Cash and Cash Equivalents, December 31 | $ 101,460 | $ 73,312 | $ 58,307 |
| Additional cash flows information: | | | |
| Interest paid | $ 24,697 | $ 39,227 | $ 57,458 |
| Income tax paid (refunded) | 11,738 | (2,977) | (17,674) |
| Exchange of preferred stock for trust preferred debt | | | 46,400 |
| Loans transferred to other real estate owned | 4,441 | 14,188 | 32,950 |
| Non-cash investing activities using trade date accounting | 1,518 | | |
| Liabilities assumed, net of cash | 166,112 | | |

See notes to consolidated financial statements.

# PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
*(table dollar amounts in thousands, except share data)*

## NOTE 1

### NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of First Merchants Corporation (the "Corporation"), and its principal wholly owned subsidiaries, First Merchants Bank, N.A. (the "Bank"), and First Merchants Insurance Services, Inc. operating as First Merchants Insurance Group ("FMIG"), conform to accounting principles generally accepted in the United States of America and reporting practices followed by the banking industry. The Bank also operates Lafayette Bank and Trust, Commerce National Bank and First Merchants Trust Company as divisions of First Merchants Bank, N.A.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Corporation is a financial holding company whose principal activity is the ownership and management of the Bank and operates in a single significant business segment. The Bank operates under a national bank charter and provides full banking services. As a national bank, the Bank is subject to the regulation of the Office of Comptroller of the Currency ("OCC") and the Federal Deposit Insurance Corporation ("FDIC"). The OCC and the FDIC regulate or monitor virtually all areas of the Bank's operations. The Bank must undergo regular on-site examinations by the OCC and FDIC and must submit periodic reports to both.

The Bank generates commercial, mortgage, and consumer loans and receives deposits from customers located primarily in central Indiana and Butler and Franklin counties in Ohio. The Bank's loans are generally secured by specific items of collateral, including real property, consumer assets and business assets.

***Consolidation***

The consolidated financial statements include the accounts of the Corporation and all its subsidiaries, after elimination of all material intercompany transactions.

A brief description of current accounting practices and current valuation methodologies are presented below.

**AVAILABLE FOR SALE SECURITIES** are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices when available. Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. There are no securities classified within Level 1 of the hierarchy. If quoted prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include agencies, mortgage backs, state and municipal and equity securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include state and municipals, corporate obligations and equity securities.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Available for sale and held to maturity securities are evaluated for other-than-temporary impairment ("OTTI") at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. The investment securities portfolio is evaluated for OTTI by segregating the portfolio into two general segments and applying the appropriate OTTI model. Investment securities are generally evaluated for OTTI under ASC 320. However, certain purchased beneficial interest, including certain non-agency government-sponsored mortgage-backed securities, asset-backed securities and collateralized debt obligations are evaluated using the model outlined in ASC 325-10.

In determining OTTI under ASC 320, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Corporation has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether a decline exists that is other-than-temporary, involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When the Corporation does not intend to sell a debt security, and it is more likely than not, the Corporation will not have to sell the security before recovery of its cost basis, it recognizes the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors has been recognized in other comprehensive income, net of applicable income taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

If the intent is to sell or it is more likely than not that the Corporation will be required to sell the security before recovery of its amortized cost basis, less any recognized credit loss, the OTTI is recognized in earnings equal to the entire difference between the investment's amortized cost basis, less any recognized credit loss, and its fair value at the balance sheet date.

**HELD TO MATURITY SECURITIES** are classified as held to maturity when the Corporation has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. For held to maturity debt securities, the amount of an OTTI recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment is amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

**MORTGAGE LOANS HELD FOR SALE** are carried at the principal amount outstanding. The carrying amount approximates fair value due to the short duration between origination and the date of sale.

**LOANS** held in the Corporation's portfolio are carried at the principal amount outstanding. Certain non-accrual and substantially delinquent loans may be considered to be impaired. A loan is impaired when, based on current information or events, it is probable that the Bank will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. In applying the provisions of ASC 310, the Corporation considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans, except for installment loans with add-on interest, for which a method that approximates the level yield method is used. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectable. Interest income is subsequently recognized only to the extent cash payments are received and the loan is returned to accruing status. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans.

Impaired loans are carried at the present value of estimated future cash flows using the loan's existing rate, or the fair value of collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to increase, such increase is reported as a component of the provision for loan losses. Loan losses are charged against the allowance when management believes the uncollectability of the loan is confirmed. The valuation would be considered Level 3, consisting of appraisals of underlying collateral and discounted cash flow analysis.

Loan commitments and letters-of-credit generally have short-term, variable-rate features and contain clauses which limit the Bank's exposure to changes in customer credit quality. Accordingly, their carrying values, which are immaterial at the respective balance sheet dates, are reasonable estimates of fair value.

**LOANS ACQUIRED IN BUSINESS COMBINATIONS** with evidence of credit deterioration since origination and for which it is probable that all contractually required payments will not be collected are considered to be credit impaired. Evidence of credit quality deterioration as of purchase dates may include information such as past-due and nonaccrual status, borrower credit scores and recent loan to value percentages. Acquired credit-impaired loans are accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality (FASB ASC 310-30) and initially measured at fair value, which includes estimated future credit losses expected to be incurred over the life of the loans. Accordingly, allowances for credit losses related to these loans are not carried over and recorded at the acquisition date. Loans acquired through business combinations that do not meet the specific criteria of FASB ASC 310-30, but for which a discount is attributable, at least in part to credit quality, are also accounted for under this guidance. As a result, related discounts are recognized subsequently through accretion based on the expected cash flows of the acquired loans. For purposes of applying FASB ASC 310-30, loans acquired in business combinations are aggregated into pools of loans with common risk characteristics for the initial fair value measurement.

The expected cash flows of the acquired loans in excess of the fair values recorded is referred to as the accretable yield and is recognized in interest income over the remaining estimated lives of the loans. The Corporation will continually evaluate the fair value of the loans including cash flows expected to be collected.

**ALLOWANCE FOR LOAN LOSSES** is maintained to absorb losses inherent in the loan portfolio and is based on ongoing, quarterly assessments of the probable losses inherent in the loan portfolio. The allowance is increased by the provision for loan losses, which is charged against current operating results. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The Corporation's strategy for credit risk management includes conservative credit policies and underwriting criteria for all loans, as well as an overall credit limit for each customer significantly below legal lending limits. The strategy also emphasizes diversification on a regional geographic, industry and customer level, regular credit quality reviews and management reviews of large credit exposures and loans experiencing deterioration of credit quality.

The Corporation's methodology for assessing the appropriateness of the allowance consists of three key elements – the determination of the appropriate reserves for specifically identified loans, probable losses estimated from historical loss rates, and probable losses resulting from economic, environmental, qualitative or other deterioration above and beyond what is reflected in the first two components of the allowance.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Corporation. Included in the review of individual loans are those that are impaired as provided in ASC 310. Any allowances for impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the underlying collateral. The Corporation evaluates the collectability of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

(table dollar amounts in thousands, except share data)

The historical allocation for commercial loans graded pass are established by loan segments using loss rates based on the Corporation's migration analysis. This migration analysis shows the loss rates for each segment of loans based on the loan grades at the beginning of the twelve month period. This loss rate is then applied to the current portfolio of loans in each respective loan segment.

Homogenous loans, such as consumer installment and residential mortgage loans, are not individually risk graded. Reserves are established for each segment of loans using loss rates based on charge offs for the same period as the migration analysis used for commercial loans.

Historical loss allocations for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in loan growth and charge-off rates, changes in mix, concentration of loans in specific industries, asset quality trends (delinquencies, charge offs and non-accrual loans), risk management and loan administration, changes in the internal lending policies and credit standards, examination results from bank regulatory agencies and the Corporation's internal loan review.

**PENSION** benefits are provided to the Corporation's employees. Its accounting policies related to pensions and other post retirement benefits reflect the guidance in ASC 715, *Compensation – Retirement Benefits*. The Corporation does not consolidate the assets and liabilities associated with the pension plan. Instead, the Corporation recognizes the funded status of the plan in the balance sheet. The measurement of the funded status and the annual pension expense involves actuarial and economic assumptions. Various statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liabilities related to the plans. Key factors include assumptions on the expected rates of return on plan assets, discount rates, expected rates of salary increases and health care costs and trends. The Corporation considers market conditions, including changes in investment returns and interest rates in making these assumptions. The primary assumptions used in determining the Corporation's pension and post retirement benefit obligations and related expenses are presented in Note 18. PENSION AND OTHER POST RETIREMENT BENEFIT PLANS, in the Notes to Consolidated Financial Statements included as Item 8 of this Annual Report on Form 10-K.

**PREMISES AND EQUIPMENT** is carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line and declining balance methods based on the estimated useful lives of the assets ranging from three to forty years. Maintenance and repairs are expensed as incurred, while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

**FEDERAL RESERVE AND FEDERAL HOME LOAN BANK STOCK** are required investments for institutions that are members of the Federal Reserve Bank ("FRB") and Federal Home Loan Bank systems. The required investment in the common stock is based on a predetermined formula.

**INTANGIBLE ASSETS** that are subject to amortization, including core deposit intangibles, are being amortized on both the straight-line and accelerated basis over three to twenty years. Intangible assets are periodically evaluated as to the recoverability of their carrying value.

**GOODWILL** is maintained by applying the provisions of ASC 350. For purchase acquisitions, the Corporation is required to record the assets acquired, including identified intangible assets, and the liabilities assumed at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques that may include estimates of attrition, inflation, asset growth rates or other relevant factors. In addition, the determination of the useful lives for which an intangible asset will be amortized is subjective.

Under ASC 350, *Intangibles – Goodwill and Other*, the Corporation is required to evaluate goodwill for impairment on an annual basis, as well as on an interim basis, if events or changes indicate that the asset may be impaired, indicating that the carrying value may not be recoverable. The Corporation has historically elected to test for goodwill impairment as of September 30 of each year. Based on the economic environment, earnings and stock price, in 2012 and 2011, the Corporation used a third party to evaluate goodwill for impairment as of October 1, 2012 and 2011, respectively. The methodology and results of the test are further discussed in the "GOODWILL" section of Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K. An impairment loss must be recognized for any excess of carrying value over fair value of the goodwill or the indefinite-lived intangible with subsequent reversal of the impairment loss being prohibited. The tests for impairment fair values are based on internal valuations using management's assumptions of future growth rates, future attrition, discount rates, multiples of earnings or other relevant factors. The resulting estimated fair values could have a significant impact on the carrying values of goodwill or intangibles and could result in impairment losses being recorded in future periods.

The Corporation cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the effect of the economic environment on the Corporation's customer base, or a material negative change in its relationship with significant customers.

**OTHER REAL ESTATE OWNED** consists of assets acquired through, or in lieu of, loan foreclosure and are held for sale. They are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation are included in net income or expense from foreclosed assets.

# *PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*
# *NOTES TO CONSOLIDATED FINANCIAL STATEMENTS*
***(table dollar amounts in thousands, except share data)***

**DERIVATIVE INSTRUMENTS** are carried at the fair value of the derivatives and reflects the estimated amounts that would have been received to terminate these contracts at the reporting date based upon pricing or valuation models applied to current market information.

As part of the asset/liability management program, the Corporation will utilize, from time to time, interest rate floors, caps or swaps to reduce its sensitivity to interest rate fluctuations. These are derivative instruments, which are recorded as assets or liabilities in the consolidated balance sheets at fair value. Changes in the fair values of derivatives are reported in the consolidated statements of operations or other comprehensive income ("OCI") depending on the use of the derivative and whether the instrument qualifies for hedge accounting. The key criterion for the hedge accounting is that the hedged relationship must be highly effective in achieving offsetting changes in those cash flows that are attributable to the hedged risk, both at inception of the hedge and on an ongoing basis.

Derivatives that qualify for the hedge accounting treatment are designated as either: a hedge of the fair value of the recognized asset or liability or of an unrecognized firm commitment (a fair value hedge) or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (a cash flow hedge). To date, the Corporation has only entered into a cash flow hedge. For cash flow hedges, changes in the fair values of the derivative instruments are reported in OCI to the extent the hedge is effective. The gains and losses on derivative instruments that are reported in OCI are reflected in the consolidated statements of operations in the periods in which the results of operations are impacted by the variability of the cash flows of the hedged item. Generally, net interest income is increased or decreased by amounts receivable or payable with respect to the derivatives, which qualify for hedge accounting. At inception of the hedge, the Corporation establishes the method it uses for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The ineffective portion of the hedge, if any, is recognized currently in the consolidated statements of operations. The Corporation excludes the time value expiration of the hedge when measuring ineffectiveness.

The Corporation offers interest rate derivative products (e.g. interest rate swaps) to certain of its high-quality commercial borrowers. This product allows customers to enter into an agreement with the Corporation to swap their variable rate loan to a fixed rate. These derivative products are designed to reduce, eliminate or modify the risk of changes in the borrower's interest rate or market price risk. The extension of credit incurred through the execution of these derivative products is subject to the same approvals and rigorous underwriting standards as the related traditional credit product. The Corporation limits its risk exposure to these products by entering into a mirror-image, offsetting swap agreement with a separate, well-capitalized and rated counterparty previously approved by the Credit and Asset Liability Committee. By using these interest rate swap arrangements, the Corporation is also better insulated from the interest rate risk associated with underwriting fixed-rate loans. These derivative contracts are not designated against specific assets or liabilities under ASC 815, *Derivatives and Hedging*, and, therefore, do not qualify for hedge accounting. The derivatives are recorded on the balance sheet at fair value and changes in fair value of both the customer and the offsetting swap agreements are recorded (and essentially offset) in non-interest income. The fair value of the derivative instruments incorporates a consideration of credit risk (in accordance with ASC 820), resulting in some volatility in earnings each period.

**INCOME TAX** in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Corporation files consolidated income tax returns with its subsidiaries.

The Corporation adopted the provisions of the ASC 740, *Income Taxes*, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of ASC 740, the Corporation did not identify any uncertain tax positions that it believes should be recognized in the financial statements. The tax years still subject to examination by taxing authorities are years subsequent to 2008.

**STOCK OPTION AND RESTRICTED STOCK AWARD PLANS** are maintained by the Corporation. The compensation costs are recognized for stock options and restricted stock awards issued to employees and directors based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. The market price of the Corporation's common stock at the date of grant is used for restricted stock awards. Compensation expense is recognized over the appropriate service period, which is generally two or three years.

**EARNINGS PER SHARE** have been computed based upon the weighted average common and common equivalent shares outstanding during each year.

**RECLASSIFICATIONS** have been made to prior financial statements to conform to the current financial statement presentation. These reclassifications had no effect on net income.

**CURRENT ECONOMIC CONDITIONS** continue to present financial institutions with circumstances and challenges which, in some cases, have resulted in large and unanticipated declines in the fair values of investments and other assets, constraints on liquidity and capital and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans.

The accompanying financial statements have been prepared using values and information currently available to the Corporation.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses and capital that could negatively impact the Corporation's ability to meet regulatory capital requirements and maintain sufficient liquidity.

*(table dollar amounts in thousands, except share data)*

## NOTE 2

### PURCHASE AND ASSUMPTION

Effective February 10, 2012, the Bank assumed substantially all of the deposits and certain other liabilities and acquired certain assets of SCB Bank, a federal savings bank headquartered in Shelbyville, Indiana, from the Federal Deposit Insurance Corporation ("FDIC"), as receiver for SCB Bank (the "Acquisition"), pursuant to the terms of the Purchase and Assumption Agreement - Modified Whole Bank; All Deposits (the "Agreement"), entered into by the Bank, the FDIC as receiver of SCB Bank and the FDIC.

Under the terms of the Agreement, the Bank acquired $147.7 million in assets, including approximately $11.9 million of cash and cash equivalents, $18.9 million of marketable securities, $1.8 million in Federal Home Loan Bank stock, $113.0 million in loans and $2.1 million of premises and other assets. The Bank assumed approximately $135.7 million of liabilities, including approximately $125.9 million in customer deposits, $9.6 million of other borrowed money and $402,000 in other liabilities. These balances are book balances and do not reflect the fair value adjustments which are shown in the following table. The acquisition did not include any loss sharing agreement with the FDIC.

The bid accepted by the FDIC included no deposit premium. The assets were acquired at a discount of $29.0 million from book value. The FDIC made a payment of $17.2 million to the Bank upon the final closing date balance sheet for SCB Bank that reflected the difference between the purchase price of the assets acquired and the value of the liabilities assumed.

The Bank engaged in this transaction with the expectation that it would be immediately accretive and add a new market area with a demographic profile consistent with many of the current Indiana markets served by the Bank.

The transaction was accounted for under the acquisition method of accounting in accordance with the Business Combination topic of the FASB Accounting Standards Codification ("ASC 310-20 and 310-30"). The statement of net assets and liabilities acquired as of February 10, 2012, are presented below. The assets and liabilities of SCB were recorded at the respective acquisition date provisional fair values, and identifiable intangible assets were recorded at provisional fair value.

| Assets | | Liabilities | |
|---|---|---|---|
| Cash and due from banks [1] | $ 29,113 | Deposits: | |
| Investment securities, available for sale | 18,896 | Non-interest bearing | $ 13,715 |
| Federal Home Loan Bank stock | 1,761 | NOW accounts | 14,746 |
| Loans: | | Savings and money market | 25,843 |
| Commercial | 51,042 | Certificate of deposit | 71,605 |
| Residential mortgage | 11,181 | Total Deposits | 125,909 |
| Installment | 31,570 | | |
| Total Loans | 93,793 | Federal Home Loan Bank advances | 10,286 |
| | | Other liabilities | 804 |
| Premises | 1,516 | Total Liabilities Assumed | $ 136,999 |
| Core deposit intangible | 484 | | |
| Other assets | 560 | Net Gain on Acquisition | $ 9,124 |
| Total Assets Purchased | $ 146,123 | | |

(1) Includes $17,200,000 cash received from the FDIC.

In many cases, the fair values of assets acquired and liabilities assumed were determined by estimating cash flows expected to result from those assets and liabilities and discounting them at appropriate market rates. The most significant category of assets for which this procedure was used was acquired loans. The Bank acquired the $113.0 million loan portfolio at a fair value discount of $19.2 million. The performing portion of the portfolio,$86.3 million, had an estimated fair value of $76.5 million. The excess of expected cash flows above the fair value of the performing portion of loans will be accreted to interest income over the remaining lives of the loans in accordance with ASC 310-20. Discounts or premiums on term loans are accounted for under an effective yield method. Prepayments on term loans would be accounted for in the effective yield calculation. Discounts or premiums on lines of credit are treated in a straight line method over the term of the lines of credit.

Certain loans for which specific credit-related deterioration has occurred since origination are recorded at fair value which is derived from calculating the present value of the amounts expected to be collected. Income recognition on these loans is based on reasonable expectation about the timing and amount of cash flows to be collected. Some of the acquired loans deemed impaired and considered collateral dependent, with the timing of a sale of loan collateral indeterminate, remain on non-accrual status and have little or no accretable yield.

# PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
*(table dollar amounts in thousands, except share data)*

In accordance with ASC 310-30 (formerly Statement of Position ("SOP") 03-3 as of February 10, 2012, loans acquired during 2012 for which it was probable at acquisition that all contractually required payments would not be collected are as follows:

| | |
|---|---|
| Preliminary estimate of contractually required principal and interest at acquisition | $ 31,143 |
| Preliminary estimate of contractual cash flows not expected to be collected (nonaccretable differences) | 9,688 |
| Preliminary estimate of expected cash flows at acquisition | 21,455 |
| Preliminary estimate of interest component of expected cash flows (accretable discount) | 4,152 |
| Preliminary estimate of fair value of acquired loans accounted for under ASC 310-30 | $ 17,303 |

Pro-forma statements were determined to be impracticable due to the nature of the transaction as certain assets were not purchased.

The carrying amount of these loans is included in the balance sheet amounts of loans receivable at December 31, 2012. The amounts are as follows:

| | December 31, 2012 |
|---|---|
| Commercial and industrial loans | $ 8,542 |
| Agricultural production financing and other farm loans | 1,127 |
| Real estate loans | |
| Construction | 58 |
| Commercial and farmland | 24,259 |
| Residential | 12,118 |
| Home Equity | 18,805 |
| Individuals' loans for household and other personal expenditures | 691 |
| Total | $ 65,600 |

Accretable yield, or income expected to be collected, is as follows:

| | Twelve Months Ended December 31, 2012 |
|---|---|
| Beginning balance, February 10, 2012 | $ 9,774 |
| Accretions | (4,632) |
| Ending Balance, December 31, 2012 | $ 5,142 |

## NOTE 3

### RESTRICTION ON CASH AND DUE FROM BANKS

The Corporation considers all liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2012, cash and cash equivalents is defined to include cash on hand, deposits in other institutions and federal funds sold.

Effective October 3, 2008, the FDIC's insurance limits temporarily increased to $250,000. On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") was signed into law, which, in part, permanently raised the standard maximum deposit insurance amount to $250,000. At December 31, 2012, the Corporation's interest-bearing cash accounts held at other institutions exceeded federally insured limits by approximately $33,228,000. Each correspondent bank's financial performance and market rating are reviewed on a quarterly basis to ensure the Corporation has deposits only at institutions providing minimal risk for those exceeding the federally insured limits.

On November 9, 2010, the FDIC implemented section 343 of the Dodd-Frank Act providing unlimited insurance coverage on noninterest-bearing transaction accounts. Beginning December 31, 2010, through December 31, 2012, all noninterest-bearing transaction accounts are fully insured, regardless of the balance of the account, at all FDIC-insured institutions. The Corporation's noninterest-bearing transaction deposits at other institutions of approximately $6,909,000 were fully insured at December 31, 2012. As of January 1, 2013, noninterest-bearing transaction deposit accounts are no longer insured separately from other accounts at the same FDIC-insured institution. Instead, noninterest-bearing transaction accounts will be added to any of the Corporations's other accounts, and the aggregate balance insured up to at least the Standard Maximum Deposit Insurance Amount of $250,000, at each institution.

Additionally, the Corporation had approximately $3,508,000 at the Federal Home Loan Bank and Federal Reserve Bank, which are government-sponsored entities not insured by the FDIC.

The Corporation is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2012, was $24,181,000.

# *PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*
## *NOTES TO CONSOLIDATED FINANCIAL STATEMENTS*
*(table dollar amounts in thousands, except share data)*

**NOTE 4**

**INVESTMENT SECURITIES**

The amortized cost, gross unrealized gains, gross unrealized losses and approximate market value of the investment securities at the dates indicated were:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Available for sale at December 31, 2012 | | | | |
| U.S. Government-sponsored agency securities | $ 4,475 | $ 165 | | $ 4,640 |
| State and municipal | 148,187 | 10,025 | $ 18 | 158,194 |
| U.S. Government-sponsored mortgage-backed securities | 337,631 | 10,994 | 46 | 348,579 |
| Corporate obligations | 6,105 | | 5,881 | 224 |
| Equity securities | 1,706 | | | 1,706 |
| Total available for sale | 498,104 | 21,184 | 5,945 | 513,343 |
| Held to maturity at December 31, 2012 | | | | |
| State and municipal | 117,227 | 5,489 | 1 | 122,715 |
| U.S. Government-sponsored mortgage-backed securities | 243,793 | 11,681 | 15 | 255,459 |
| Total held to maturity | 361,020 | 17,170 | 16 | 378,174 |
| Total Investment Securities | $ 859,124 | $ 38,354 | $ 5,961 | $ 891,517 |
| Available for sale at December 31, 2011 | | | | |
| U.S. Government-sponsored agency securities | $ 99 | $ 18 | | $ 117 |
| State and municipal | 136,857 | 10,496 | | 147,353 |
| U.S. Government-sponsored mortgage-backed securities | 358,928 | 10,086 | $ 16 | 368,998 |
| Corporate obligations | 5,765 | | 5,572 | 193 |
| Equity securities | 1,830 | | | 1,830 |
| Total available for sale | 503,479 | 20,600 | 5,588 | 518,491 |
| Held to maturity at December 31, 2011 | | | | |
| State and municipal | 120,171 | 3,785 | | 123,956 |
| U.S. Government-sponsored mortgage-backed securities | 307,738 | 10,775 | | 318,513 |
| Total held to maturity | 427,909 | 14,560 | | 442,469 |
| Total Investment Securities | $ 931,388 | $ 35,160 | $ 5,588 | $ 960,960 |

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. The historical cost of these investments totaled $22,999,000 and $11,925,000 at December 31, 2012 and 2011, respectively. Total fair value of these investments was $17,038,000 and $6,339,000, which is approximately 1.9 and 0.7 percent of the Corporation's available for sale and held to maturity investment portfolio at December 31, 2012 and 2011, respectively.

Except as discussed below, management believes the declines in fair value for these securities are temporary. Should the impairment of any of these securities become other-than-temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment ("OTTI") is identified.

The Corporation's management has evaluated all securities with unrealized losses for OTTI as of December 31, 2012. The evaluations are based on the nature of the securities, the extent and duration of the loss and the intent and ability of the Corporation to hold these securities either to maturity or through the expected recovery period.

The current unrealized losses are primarily concentrated within trust preferred securities held by the Corporation. Such investments have an amortized cost of $6.1 million and a fair value of $194,000, which is less than 1 percent of the Corporation's entire investment portfolio. On all but one small pool investment, the Corporation utilized Moody's to determine their fair value.

In determining the fair value of the trust preferred securities, the Corporation utilizes a third party for portfolio accounting services, including market value input. The Corporation has obtained an understanding of what inputs are being used by the vendor in pricing the portfolio and how the vendor was classifying these securities based upon these inputs. From these discussions, the Corporation's management is comfortable that the classifications are proper. The Corporation has gained trust in the data for two reasons: (a) independent spot testing of the data is conducted by the Corporation through obtaining market quotes from various brokers on a periodic basis and (b) actual gains or loss resulting from the sale of certain securities has proven the data to be accurate over time. Discount rates used in the cash flow analysis on these variable rate securities were those margins in effect at the inception of the security added to the appropriate three-month LIBOR spot rate obtained from the forward LIBOR curve used to project future principal and interest payments. These spreads ranged from .85 percent to 1.57 percent spread over LIBOR.

# PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
*(table dollar amounts in thousands, except share data)*

*U.S. Government-Sponsored Mortgage-Backed Securities*

The unrealized losses on the Corporation's investment in mortgage-backed securities were a result of interest rate changes. The Corporation expects to recover the amortized cost basis over the term of the securities. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Corporation does not intend to sell the investments and it is not more likely than not, the Corporation will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Corporation does not consider those investments to be other-than-temporarily impaired at December 31, 2012. As noted in the table above, the mortgage-backed securities portfolio contains unrealized losses of $46,000 on four securities and $15,000 on one security in the available for sale and held to maturity portfolios, respectively. All these securities are issued by a government-sponsored entity.

State and Political Subdivisions

The unrealized losses on the Corporation's investments in securities of state and political subdivisions were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost basis of the investments. Because the Corporation does not intend to sell the investments and it is not more likely than not the Corporation will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Corporation does not consider those investments to be other-than-temporarily impaired at December 31, 2012. As noted in the table above, the state and political subdivision securities portfolio contains unrealized losses of $18,000 on eight securities and $1,000 on four securities in the available for sale and held to maturity portfolios respectively.

*Corporate Obligations*

The Corporation's unrealized losses on trust preferred securities total $5.9 million on a book value of $6.1 million. The decline in value is attributable to temporary illiquidity and the financial crisis affecting these markets coupled with the potential credit loss resulting from the adverse change in expected cash flows. Due to the illiquidity in the market, it is unlikely that the Corporation would be able to recover its investment in these securities if the Corporation sold the securities at this time. Management has analyzed the cash flow characteristics of the securities and this analysis included utilizing the most recent trustee reports and any other relevant market information, including announcements of deferrals or defaults of trust preferred securities. The Corporation compared expected discounted cash flows, based on performance indicators of the underlying assets in the security, to the carrying value of the investment to determine if OTTI existed. The Corporation does not consider the remainder of the investment securities, which are classified as Level 3 inputs in the fair value hierarchy, to be other-than-temporarily impaired at December 31, 2012. The Corporation does not intend to sell the investment, and it is not more likely than not that the Corporation will be required to sell the investment before recovery of its new, lower amortized cost basis, which may be maturity.

*Certain Losses Recognized on Investments*

Certain debt securities have experienced fair value deterioration due to credit losses and other market factors. The following table provides information about debt securities for which only a credit loss was recognized in income and other losses are recorded in other comprehensive income.

| | Accumulated Credit Losses In 2012 | Accumulated Credit Losses In 2011 |
|---|---|---|
| Credit losses on debt securities held: | | |
| Balance, January 1 | $ 11,355 | $ 10,955 |
| Additions related to other-than-temporary losses not previously recognized | | 400 |
| Balance, December 31 | $ 11,355 | $ 11,355 |

# *PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*
# *NOTES TO CONSOLIDATED FINANCIAL STATEMENTS*
*(table dollar amounts in thousands, except share data)*

The following table shows the Corporation's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2012 and 2011:

| | Less than 12 Months | | 12 Months or Longer | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| Temporarily Impaired Investment Securities at December 31, 2012 | | | | | | |
| State and municipal | $ 4,524 | $ 19 | | | $ 4,524 | $ 19 |
| U.S. Government-sponsored mortgage-backed securities | 12,320 | 61 | | | 12,320 | 61 |
| Corporate obligations | | | $ 194 | $ 5,881 | 194 | 5,881 |
| Total Temporarily Impaired Investment Securities | $ 16,844 | $ 80 | $ 194 | $ 5,881 | $ 17,038 | $ 5,961 |
| Temporarily Impaired Investment Securities at December 31, 2011 | | | | | | |
| U.S. Government-sponsored mortgage-backed securities | $ 6,176 | $ 16 | | | $ 6,176 | $ 16 |
| Corporate obligations | | | $ 163 | $ 5,572 | 163 | 5,572 |
| Total Temporarily Impaired Investment Securities | $ 6,176 | $ 16 | $ 163 | $ 5,572 | $ 6,339 | $ 5,588 |

The amortized cost and fair value of securities available for sale and held to maturity at December 31, 2012 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | Available for Sale | | Held to Maturity | |
|---|---|---|---|---|
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| Maturity Distribution at December 31, 2012 | | | | |
| Due in one year or less | $ 4,366 | $ 4,415 | $ 2,590 | $ 2,594 |
| Due after one through five years | 14,764 | 15,468 | 2,554 | 2,575 |
| Due after five through ten years | 54,148 | 57,442 | 57,811 | 60,163 |
| Due after ten years | 85,489 | 85,733 | 54,272 | 57,383 |
| | $ 158,767 | $ 163,058 | $ 117,227 | $ 122,715 |
| U.S. Government-sponsored mortgage-backed securities | 337,631 | 348,579 | 243,793 | 255,459 |
| Equity securities | 1,706 | 1,706 | | |
| Total Investment Securities | $ 498,104 | $ 513,343 | $ 361,020 | $ 378,174 |

Securities with a carrying value of approximately $335,775,000, $299,478,000 and $271,091,000 were pledged at December 31, 2012, 2011 and 2010, respectively, to secure certain deposits and securities sold under repurchase agreements, and for other purposes as permitted or required by law.

Gross gains of $2,389,000, $2,439,000 and $3,636,000 in 2012, 2011 and 2010, respectively, and gross losses of $0, $0 and $230,000 in 2012, 2011 and 2010, respectively, were realized on sales of available for sale securities.

*(table dollar amounts in thousands, except share data)*

## NOTE 5

### LOANS AND ALLOWANCE

The Corporation's primary lending focus is small business and middle market commercial, residential real estate, auto and small consumer lending, which results in portfolio diversification. The following tables show the composition in the loan portfolio, loan grades and the allowance for loan losses excluding loans held for sale. Residential real estate loans held for sale at December 31, 2012, and December 31, 2011, were $22,300,000 and $17,864,000, respectively.

Effective February 10, 2012, the Bank assumed $113.0 million in loans as part of the Purchase and Assumption Agreement discussed in NOTE 2. PURCHASE AND ASSUMPTION included in the Notes to Consolidated Condensed Financial Statements of this Form 10-K. This loan portfolio was acquired at a fair value discount of $19.2 million.

The following table shows the composition of the Corporation's loan portfolio by loan class for the years indicated:

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Loans: | | |
| Commercial and industrial loans | $ 622,579 | $ 532,523 |
| Agricultural production financing and other farm loans | 112,527 | 104,526 |
| Real estate loans: | | |
| Construction | 98,639 | 81,780 |
| Commercial and farmland | 1,266,682 | 1,194,230 |
| Residential | 473,537 | 481,493 |
| Home Equity | 203,406 | 191,631 |
| Individual's loans for household and other personal expenditures | 75,748 | 84,172 |
| Lease financing receivables, net of unearned income | 2,590 | 3,555 |
| Other loans | 46,501 | 39,505 |
| Loans | 2,902,209 | 2,713,415 |
| Allowance for loan losses | (69,366) | (70,898) |
| Net Loans | $ 2,832,843 | $ 2,642,517 |

The Corporation maintains an allowance for loan losses to cover probable credit losses identified during its loan review process. The allowance is increased by the provision for loan losses and decreased by charge offs less recoveries. All charge offs are approved by the Bank's senior loan officers or loan committees, depending on the amount of the charge off. The Bank charges off a loan when a determination is made that all or a portion of the loan is uncollectible. The allowance for loan losses is maintained through the provision for loan losses, which is a charge against earnings.

The amount provided for loan losses in a given period may be greater than or less than net loan losses experienced during the period, and is based on management's judgment as to the appropriate level of the allowance for loan losses. The determination of the provision amount in a given period is based on management's ongoing review and evaluation of the loan portfolio, including an internally administered loan "watch" list and independent loan reviews. The evaluation takes into consideration identified credit problems, the possibility of losses inherent in the loan portfolio that are not specifically identified and management's judgment as to the impact of current economic conditions on the portfolio.

Management believes that the allowance for loan losses is adequate to cover probable losses inherent in the loan portfolio at December 31, 2012. The process for determining the adequacy of the allowance for loan losses is critical to the Corporation's financial results. It requires management to make difficult, subjective and complex judgments, to estimate the effect of uncertain matters. The allowance for loan losses considers current factors, including economic conditions and ongoing internal and external examinations, and will increase or decrease as deemed necessary to ensure the allowance remains adequate. In addition, the allowance as a percentage of charge offs and nonperforming loans will change at different points in time based on credit performance, loan mix and collateral values.

The historical loss allocation for loans not deemed impaired according to ASC 310 is the product of the volume of loans within the non-impaired criticized and non-criticized risk grade classifications, each segmented by call code, and the historical loss factor for each respective classification and call code segment. The historical loss factors are based upon actual loss experience within each risk and call code classification. The historical look back period for non-criticized loans looks to the most recent rolling-four-quarter average and aligns with the look back period for non-impaired criticized loans. Each of the rolling four quarter periods used to obtain the average, include all charge offs for the previous twelve-month period, therefore the historical look back period includes seven quarters. The resulting allocation is reflective of current conditions. Criticized loans are grouped based on the risk grade assigned to the loan. Loans with a special mention grade are assigned a loss factor, and loans with a classified grade but not impaired are assigned a separate loss factor. The loss factor computation for this allocation includes a segmented historical loss migration analysis of criticized risk grades to charge off.

*(table dollar amounts in thousands, except share data)*

In addition to the specific reserves and historical loss components of the allowance, consideration is given to various environmental factors to help ensure that losses inherent in the portfolio are reflected in the allowance for loan losses. The environmental component adjusts the historical loss allocations for commercial and consumer loans to reflect relevant current conditions that, in management's opinion, have an impact on loss recognition. Environmental factors that management reviews in the analysis include: national and local economic trends and conditions; trends in growth in the loan portfolio and growth in higher risk areas; levels of, and trends in, delinquencies and non-accruals; experience and depth of lending management and staff; adequacy of, and adherence to, lending policies and procedures including those for underwriting; industry concentrations of credit; and adequacy of risk identification systems and controls through the internal loan review and internal audit processes.

The risk characteristics of the Corporation's material portfolio segments are as follows:

*Commercial*

Commercial loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

*Commercial real estate*

These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. Management monitors and evaluates commercial real estate loans based on collateral and risk grade criteria. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans.

*Residential and Consumer*

With respect to residential loans that are secured by 1-4 family residences and are generally owner occupied, the Corporation generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in 1-4 family residences, and consumer loans are secured by consumer assets such as automobiles or recreational vehicles. Some consumer loans are unsecured such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income and credit rating of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

The following table summarizes changes in the allowance for loan losses by loan segment for the twelve months ended December 31, 2012, December 31, 2011 and December 31, 2010:

| | Twelve Months Ended December 31, 2012 | | | | | |
|---|---|---|---|---|---|---|
| | Commercial | Real Estate Commercial | Consumer | Residential | Finance Leases | Total |
| Allowance for loan losses: | | | | | | |
| Balances, January 1 | $ 17,731 | $ 37,919 | $ 2,902 | $ 12,343 | $ 3 | $ 70,898 |
| Provision for losses | 14,749 | (2,546) | 126 | 6,176 | 29 | 18,534 |
| Recoveries on loans | 1,744 | 3,652 | 695 | 1,113 | 2 | 7,206 |
| Loans charged off | (8,311) | (12,322) | (1,130) | (5,475) | (34) | (27,272) |
| Balances, December 31, 2012 | $ 25,913 | $ 26,703 | $ 2,593 | $ 14,157 | | $ 69,366 |

| | Twelve Months Ended December 31, 2011 | | | | | |
|---|---|---|---|---|---|---|
| | Commercial | Real Estate Commercial | Consumer | Residential | Finance Leases | Total |
| Allowance for loan losses: | | | | | | |
| Balances, January 1 | $ 32,508 | $ 36,341 | $ 3,622 | $ 10,408 | $ 98 | $ 82,977 |
| Provision for losses | (13,787) | 28,574 | (221) | 8,166 | (102) | 22,630 |
| Recoveries on loans | 8,828 | 2,811 | 942 | 1,176 | 7 | 13,764 |
| Loans charged off | (9,818) | (29,807) | (1,441) | (7,407) | | (48,473) |
| Balances, December 31, 2011 | $ 17,731 | $ 37,919 | $ 2,902 | $ 12,343 | $ 3 | $ 70,898 |

# PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
*(table dollar amounts in thousands, except share data)*

| | Twelve Months Ended December 31, 2010 | | | | | |
|---|---|---|---|---|---|---|
| | Commercial | Real Estate Commercial | Consumer | Residential | Finance Leases | Total |
| Allowance for loan losses: | | | | | | |
| Balances, January 1 | $ 48,770 | $ 30,189 | $ 2,242 | $ 10,751 | $ 179 | $ 92,131 |
| Provision for losses | (180) | 37,555 | 2,868 | 6,267 | (27) | 46,483 |
| Recoveries on loans | 6,750 | 1,420 | 938 | 2,827 | | 11,935 |
| Loans charged off | (22,832) | (32,823) | (2,426) | (9,437) | (54) | (67,572) |
| Balances, December 31, 2010 | $ 32,508 | $ 36,341 | $ 3,622 | $ 10,408 | $ 98 | $ 82,977 |

The following tables show the Corporation's allowance for credit losses and loan portfolio by loan segment for the years indicated:

| | December 31, 2012 | | | | | |
|---|---|---|---|---|---|---|
| | Commercial | Commercial Real Estate | Consumer | Residential | Finance Leases | Total |
| Allowance Balances: | | | | | | |
| Individually evaluated for impairment | $ 1,628 | $ 2,565 | | $ 50 | | $ 4,243 |
| Collectively evaluated for impairment | 24,285 | 24,138 | $ 2,593 | 14,107 | | 65,123 |
| Loans Acquired with Deteriorated Credit Quality | | | | | | |
| Total Allowance for Loan Losses | $ 25,913 | $ 26,703 | $ 2,593 | $ 14,157 | | $ 69,366 |
| Loan Balances: | | | | | | |
| Individually evaluated for impairment | $ 14,190 | $ 45,394 | | $ 8,515 | | $ 68,099 |
| Collectively evaluated for impairment | 765,707 | 1,309,912 | $ 75,748 | 667,401 | $ 2,590 | 2,821,358 |
| Loans Acquired with Deteriorated Credit Quality | 1,710 | 10,015 | | 1,027 | | 12,752 |
| Loans | $ 781,607 | $ 1,365,321 | $ 75,748 | $ 676,943 | $ 2,590 | $ 2,902,209 |

| | December 31, 2011 | | | | | |
|---|---|---|---|---|---|---|
| | Commercial | Commercial Real Estate | Consumer | Residential | Finance Leases | Total |
| Allowance Balances: | | | | | | |
| Individually evaluated for impairment | $ 4,701 | $ 2,504 | | $ 733 | | $ 7,938 |
| Collectively evaluated for impairment | 13,030 | 35,415 | $ 2,902 | 11,610 | $ 3 | 62,960 |
| Total Allowance for Loan Losses | $ 17,731 | $ 37,919 | $ 2,902 | $ 12,343 | $ 3 | $ 70,898 |
| Loan Balances: | | | | | | |
| Individually evaluated for impairment | $ 18,793 | $ 51,980 | | $ 12,546 | | $ 83,319 |
| Collectively evaluated for impairment | 657,761 | 1,224,030 | $ 84,172 | 660,578 | $ 3,555 | 2,630,096 |
| Loans | $ 676,554 | $ 1,276,010 | $ 84,172 | $ 673,124 | $ 3,555 | $ 2,713,415 |

Loans are reclassified to a non-accruing status when, in management's judgment, the collateral value and financial condition of the borrower do not justify accruing interest. Interest previously recorded, but not deemed collectible, is reversed and charged against current income. Payments subsequently received on non-accrual loans are applied to principal. A loan is returned to accrual status when principal and interest are no longer past due and collectability is probable, typically after a minimum of six consecutive months of performance. Payments received on impaired accruing or delinquent loans are applied to interest income as accrued.

The following table summarizes the Corporation's non-accrual loans by loan class for the years indicated:

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Commercial and Industrial | $ 12,195 | $ 12,246 |
| Real Estate Loans: | | |
| Construction | 4,814 | 8,990 |
| Commercial and farmland | 22,612 | 31,093 |
| Residential | 11,476 | 14,805 |
| Home Equity | 1,997 | 1,896 |
| Individuals loans for household and other personal expenditures | | 1 |
| Lease financing receivables, net of unearned income | 301 | |
| Other Loans | 4 | 561 |
| Total | $ 53,399 | $ 69,592 |

# PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
*(table dollar amounts in thousands, except share data)*

Commercial impaired loans include all non-accrual loans, loans accounted for under SOP-03-3 and renegotiated loans, as well as substandard, doubtful and loss grade loans that were still accruing but deemed impaired according to guidance set forth in ASC 310. Also included in impaired loans are accruing loans that are contractually past due 90 days or more. A loan is deemed impaired when, based on current information or events, it is probable that all amounts due of principal and interest according to the contractual terms of the loan agreement will not be collected.

Allowable methods for determining the amount of impairment include estimating fair value using the fair value of the collateral for collateral dependent loans. If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining a current independent appraisal of the collateral and applying a discount factor to the value. The fair value of real estate is generally based on appraisals by qualified licensed appraisers. The appraisers typically determine the value of the real estate by utilizing an income or market valuation approach. If an appraisal is not available, the fair value may be determined by using a cash flow analysis. Fair value on other collateral such as business assets is typically ascertained by assessing, either singularly or some combination of, asset appraisals, accounts receivable aging reports, inventory listings and or customer financial statements. Both appraised values and values based on borrower's financial information are discounted as considered appropriate based on age and quality of the information and current market conditions.

The following tables show the composition of only the Corporation's commercial impaired loans by loan class for the years indicated:

| | December 31, 2012 | | | | |
|---|---|---|---|---|---|
| | Unpaid Principal Balance | Recorded Investment | Related Allowance | Average Recorded Investment | Interest Income Recognized |
| Impaired loans with no related allowance: | | | | | |
| Commercial and industrial | $ 28,532 | $ 11,730 | | $ 15,089 | $ 124 |
| Real Estate Loans: | | | | | |
| Construction | 9,787 | 5,164 | | 6,471 | 66 |
| Commercial and farmland | 58,173 | 43,204 | | 46,788 | 1,211 |
| Residential | 8,820 | 6,215 | | 7,129 | 83 |
| Home equity | 4,199 | 1,006 | | 1,022 | 13 |
| Other loans | 83 | 14 | | 18 | 1 |
| Total | $ 109,594 | $ 67,333 | | $ 76,517 | $ 1,498 |
| Impaired loans with related allowance: | | | | | |
| Commercial and industrial | $ 4,415 | $ 4,155 | $ 1,628 | $ 4,225 | $ 33 |
| Real Estate Loans: | | | | | |
| Construction | 1,202 | 1,058 | 105 | 1,175 | |
| Commercial and farmland | 5,579 | 5,182 | 2,460 | 5,239 | 95 |
| Residential | 1,722 | 1,451 | 50 | 1,458 | 75 |
| Total | $ 12,918 | $ 11,846 | $ 4,243 | $ 12,097 | $ 203 |
| Total Impaired Loans | $ 122,512 | $ 79,179 | $ 4,243 | $ 88,614 | $ 1,701 |

| | December 31, 2011 | | | | |
|---|---|---|---|---|---|
| | Unpaid Principal Balance | Recorded Investment | Related Allowance | Average Recorded Investment | Interest Income Recognized |
| Impaired loans with no related allowance: | | | | | |
| Commercial and industrial | $ 23,364 | $ 10,116 | | $ 13,399 | $ 615 |
| Real Estate Loans: | | | | | |
| Construction | 14,301 | 7,701 | | 8,836 | |
| Commercial and farmland | 49,242 | 34,571 | | 39,032 | 591 |
| Residential | 7,491 | 6,185 | | 6,539 | 20 |
| Home equity | 4,425 | 1,241 | | 1,500 | 15 |
| Other loans | 99 | 21 | | 24 | |
| Total | $ 98,922 | $ 59,835 | | $ 69,330 | $ 1,241 |
| Impaired loans with related allowance: | | | | | |
| Commercial and industrial | $ 8,691 | $ 8,104 | $ 4,142 | $ 8,196 | $ 174 |
| Real Estate Loans: | | | | | |
| Construction | 961 | 961 | 321 | 961 | |
| Commercial and farmland | 12,115 | 8,748 | 2,183 | 10,028 | 140 |
| Residential | 1,888 | 1,575 | 391 | 1,687 | 7 |
| Other loans | 579 | 552 | 559 | 590 | |
| Total | $ 24,234 | $ 19,940 | $ 7,596 | $ 21,462 | $ 321 |
| Total Impaired Loans | $ 123,156 | $ 79,775 | $ 7,596 | $ 90,792 | $ 1,562 |

# PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
*(table dollar amounts in thousands, except share data)*

| | December 31, 2010 | | |
|---|---|---|---|
| | Unpaid Principal Balance | Recorded Investment | Related Allowance |
| Impaired loans with no related allowance: | | | |
| Commercial and industrial | $ 30,006 | $ 16,572 | |
| other loans to farmers | 966 | 530 | |
| Real Estate Loans: | | | |
| Construction | 12,598 | 9,150 | |
| Commercial and farm land | 64,064 | 43,653 | |
| Residential | 7,909 | 5,153 | |
| Home equity | 4,460 | 1,245 | |
| Other loans | 101 | 14 | |
| Total | $ 120,104 | $ 76,317 | |
| Impaired loans with related allowance: | | | |
| Commercial and industrial | $ 11,477 | $ 11,374 | $ 5,250 |
| Real Estate Loans: | | | |
| Construction | 9,353 | 7,824 | 2,049 |
| Commercial and farm land | 17,984 | 17,076 | 5,496 |
| Residential | 2,740 | 2,691 | 465 |
| Home equity | 458 | 446 | 178 |
| Other loans | 476 | 476 | 476 |
| Total | $ 42,488 | $ 39,887 | $ 13,914 |
| Total Impaired Loans | $ 162,592 | $ 116,204 | $ 13,914 |

As part of the ongoing monitoring of the credit quality of the Corporation's loan portfolio, management tracks certain credit quality indicators including trends related to: (i) the level of criticized commercial loans, (ii) net charge offs, (iii) non-performing loans and (iv) the general national and local economic conditions.

The Corporation utilizes a risk grading of pass, special mention, substandard, doubtful and loss to assess the overall credit quality of large commercial loans. All large commercial credit grades are reviewed at a minimum of once a year for pass grade loans. Loans with grades below pass are reviewed more frequently depending on the grade. A description of the general characteristics of these grades is as follows:

- Pass - Loans that are considered to be of acceptable credit quality.
- Special Mention - Loans which possess some credit deficiency or potential weakness, which deserves close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Corporation's credit position at some future date. Special mention assets are not adversely classified and do not expose the Corporation to sufficient risk to warrant adverse classification. The key distinctions of this category's classification are that it is indicative of an unwarranted level of risk; and weaknesses are considered "potential", not "defined", impairments to the primary source of repayment. Examples include businesses that may be suffering from inadequate management, loss of key personnel or significant customer or litigation.
- Substandard - A substandard loan is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified have a well-defined weakness that jeopardizes the liquidation of the debt. They are characterized by the distinct possibility that the Corporation will sustain some loss if the deficiencies are not corrected. Other characteristics may include:
    - the likelihood that a loan will be paid from the primary source of repayment is uncertain or financial deterioration is underway and very close attention is warranted to ensure that the loan is collected without loss,
    - the primary source of repayment is gone, and the Corporation is forced to rely on a secondary source of repayment, such as collateral liquidation or guarantees,
    - loans have a distinct possibility that the Corporation will sustain some loss if deficiencies are not corrected,
    - unusual courses of action are needed to maintain a high probability of repayment,
    - the borrower is not generating enough cash flow to repay loan principal; however, it continues to make interest payments,
    - the Corporation is forced into a subordinated or unsecured position due to flaws in documentation,

(table dollar amounts in thousands, except share data)

  - o loans have been restructured so that payment schedules, terms and collateral represent concessions to the borrower when compared to the normal loan terms,
  - o the Corporation is seriously contemplating foreclosure or legal action due to the apparent deterioration of the loan, and
  - o there is significant deterioration in market conditions to which the borrower is highly vulnerable.

- Doubtful - Loans that have all of the weaknesses of those classified as Substandard. However, based on currently existing facts, conditions and values, these weaknesses make full collection of principal highly questionable and improbable. Other credit characteristics may include the primary source of repayment is gone or there is considerable doubt as to the quality of the secondary sources of repayment. The possibility of loss is high, but because of certain important pending factors that may strengthen the loan, loss classification is deferred until the exact status of repayment is known.
- Loss – Loans that are considered uncollectible and of such little value that continuing to carry them as an asset is not warranted. Loans will be classified as Loss when it is neither practical not desirable to defer writing off or reserving all or a portion of a basically worthless asset, even though partial recovery may be possible at some time in the future.

The following tables summarize the credit quality of the Corporation's loan portfolio, by loan class for the years indicated. Consumer non-performing loans include accruing consumer loans 90 plus days delinquent and consumer non-accrual loans. The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified date.

| | December 31, 2012 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Commercial Pass | Commercial Special Mention | Commercial Substandard | Commercial Doubtful | Commercial Loss | Consumer Performing | Consumer Non Performing | Total |
| Commercial and Industrial | $ 559,852 | $ 23,678 | $ 34,460 | $ 4,589 | | | | $ 622,579 |
| Agriculture production financing and other farm loans | 112,209 | 224 | 94 | | | | | 112,527 |
| Real Estate Loans: | | | | | | | | |
| Construction | 85,728 | 1,384 | 11,356 | | | | 171 | 98,639 |
| Commercial and farmland | 1,148,561 | 38,199 | 79,078 | 553 | | | 291 | 1,266,682 |
| Residential | 145,402 | 5,437 | 13,880 | 922 | | 301,614 | 6,282 | 473,537 |
| Home Equity | 9,092 | 893 | 1,657 | | | 189,721 | 2,043 | 203,406 |
| Individuals loans for household and other personal expenditures | | | | | | 75,748 | | 75,748 |
| Lease financing receivables, net of unearned income | | | | | | 2,289 | 301 | 2,590 |
| Other Loans | 46,473 | | 28 | | | | | 46,501 |
| Loans | $ 2,107,317 | $ 69,815 | $ 140,553 | $ 6,064 | | $ 569,372 | $ 9,088 | $ 2,902,209 |

| | December 31, 2011 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Commercial Pass | Commercial Special Mention | Commercial Substandard | Commercial Doubtful | Commercial Loss | Consumer Performing | Consumer Non Performing | Total |
| Commercial and Industrial | $ 478,885 | $ 22,405 | $ 28,025 | $ 3,208 | | | | $ 532,523 |
| Agriculture production financing and other farm loans | 101,289 | 1,582 | 1,655 | | | | | 104,526 |
| Real Estate Loans: | | | | | | | | |
| Construction | 47,611 | 3,672 | 22,376 | | | $ 7,762 | $ 359 | 81,780 |
| Commercial and farmland | 1,033,397 | 54,697 | 103,330 | 1,724 | | 1,035 | 47 | 1,194,230 |
| Residential | 139,237 | 9,175 | 16,699 | 500 | | 308,306 | 7,576 | 481,493 |
| Home Equity | 15,912 | 499 | 3,317 | | | 170,776 | 1,127 | 191,631 |
| Individuals loans for household and other personal expenditures | | | | | | 84,121 | 51 | 84,172 |
| Lease financing receivables, net of unearned income | | | | | | 3,555 | | 3,555 |
| Other Loans | 38,917 | 15 | 21 | 552 | | | | 39,505 |
| Loans | $ 1,855,248 | $ 92,045 | $ 175,423 | $ 5,984 | | $ 575,555 | $ 9,160 | $ 2,713,415 |

*(table dollar amounts in thousands, except share data)*

The following tables show a past due aging of the Corporation's loan portfolio, by loan class, for the years indicated:

| | December 31, 2012 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Current | 30-59 Days Past Due | 60-89 Days Past Due | Loans > 90 Days And Accruing | Non-Accrual | Total Past Due & Non-Accrual | Total |
| Commercial and industrial | $ 607,442 | $ 2,628 | $ 144 | $ 170 | $ 12,195 | $ 15,137 | $ 622,579 |
| Agriculture production financing and other farm loans | 112,527 | | | | | | 112,527 |
| Real Estate Loans: | | | | | | | |
| Construction | 93,426 | 399 | | | 4,814 | 5,213 | 98,639 |
| Commercial and farmland | 1,238,907 | 3,276 | 1,822 | 65 | 22,612 | 27,775 | 1,266,682 |
| Residential | 453,743 | 5,734 | 1,338 | 1,246 | 11,476 | 19,794 | 473,537 |
| Home equity | 199,063 | 1,467 | 323 | 556 | 1,997 | 4,343 | 203,406 |
| Individuals loans for household and other personal expenditures | 74,919 | 799 | 30 | | | 829 | 75,748 |
| Lease financing receivables, net of unearned income | 2,289 | | | | 301 | 301 | 2,590 |
| Other loans | 46,497 | | | | 4 | 4 | 46,501 |
| Loans | $ 2,828,813 | $ 14,303 | $ 3,657 | $ 2,037 | $ 53,399 | $ 73,396 | $ 2,902,209 |

| | December 31, 2011 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Current | 30-59 Days Past Due | 60-89 Days Past Due | Loans > 90 Days And Accruing | Non-Accrual | Total Past Due & Non-Accrual | Total |
| Commercial and industrial | $ 518,764 | $ 1,332 | $ 135 | $ 46 | $ 12,246 | $ 13,759 | $ 532,523 |
| Agriculture production financing and other farm loans | 104,464 | 62 | | | | 62 | 104,526 |
| Real Estate Loans: | | | | | | | |
| Construction | 69,305 | 328 | 3,126 | 31 | 8,990 | 12,475 | 81,780 |
| Commercial and farmland | 1,140,897 | 16,457 | 5,783 | | 31,093 | 53,333 | 1,194,230 |
| Residential | 458,925 | 5,485 | 2,087 | 191 | 14,805 | 22,568 | 481,493 |
| Home equity | 187,788 | 1,096 | 590 | 261 | 1,896 | 3,843 | 191,631 |
| Individuals loans for household and other personal expenditures | 82,837 | 1,075 | 208 | 51 | 1 | 1,335 | 84,172 |
| Lease financing receivables, net of unearned income | 3,555 | | | | | | 3,555 |
| Other loans | 38,944 | | | | 561 | 561 | 39,505 |
| Loans | $ 2,605,479 | $ 25,835 | $ 11,929 | $ 580 | $ 69,592 | $ 107,936 | $ 2,713,415 |

See the information regarding the analysis of loan loss experience in the "LOAN QUALITY" section of Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K.

Due to challenging economic conditions, borrowers of all types have experienced declines in income and cash flow. As a result, borrowers are occasionally seeking to reduce contractual cash outlays including debt payments. Concurrently, in an effort to preserve and protect its earning assets, specifically troubled loans, the Corporation is working to maintain its relationship with certain customers who are experiencing financial difficulty by contractually modifying the borrower's debt agreement with the Corporation. In certain loan restructuring situations, the Corporation may grant a concession to a debtor experiencing financial difficulty, resulting in a trouble debt restructuring. A concession is deemed to be granted when, as a result of the restructuring, the Corporation does not expect to collect all amounts due, including interest accrued at the original contract rate. If the payment of principal at original maturity is primarily dependent on the value of collateral, the current value of the collateral is considered in determining whether the principal will be paid.

# PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
*(table dollar amounts in thousands, except share data)*

The following tables summarize troubled debt restructurings that occurred during the periods ended December 31, 2012 and December 31, 2011:

| | December 31, 2012 | | |
|---|---|---|---|
| | Pre-Modification Recorded Balance | Post-Modification Recorded Balance | Number of Loans |
| Commercial and Industrial | $ 1,562 | $ 1,547 | 9 |
| Real Estate Loans: | | | |
| Construction | 794 | 653 | 2 |
| Commercial and farmland | 10,366 | 10,154 | 14 |
| Residential | 2,302 | 2,172 | 20 |
| Individuals loans for household and other personal expenditures | 170 | 197 | 5 |
| Total | $ 15,194 | $ 14,723 | 50 |

| | December 31, 2011 | | |
|---|---|---|---|
| | Pre-Modification Recorded Balance | Post-Modification Recorded Balance | Number of Loans |
| Commercial and Industrial | $ 4,023 | $ 4,033 | 17 |
| Real Estate Loans: | | | |
| Construction | 791 | 726 | 5 |
| Commercial and farmland | 17,297 | 15,260 | 19 |
| Residential | 6,892 | 7,076 | 52 |
| Individuals loans for household and other personal expenditures | 90 | 94 | 9 |
| Other Loans | 12 | 12 | 1 |
| Total | $ 29,105 | $ 27,201 | 103 |

The following tables show the recorded investment of troubled debt restructurings, by modification type, that occurred during the years indicated:

| | December 31, 2012 | | | |
|---|---|---|---|---|
| | Term Modification | Rate Modification | Combination | Total Modification |
| Commercial and Industrial | $ 259 | | $ 1,029 | $ 1,288 |
| Real Estate Loans: | | | | |
| Construction | | | 625 | 625 |
| Commercial and farmland | 6,668 | $ 903 | 381 | 7,952 |
| Residential | 525 | 380 | 995 | 1,900 |
| Individuals loans for household and other personal expenditures | | 7 | 183 | 190 |
| Total | $ 7,452 | $ 1,290 | $ 3,213 | $ 11,955 |

| | December 31, 2011 | | | |
|---|---|---|---|---|
| | Term Modification | Rate Modification | Combination | Total Modification |
| Commercial and Industrial | $ 3,816 | | $ 118 | $ 3,934 |
| Real Estate Loans: | | | | |
| Construction | 581 | $ 125 | 17 | 723 |
| Commercial and farmland | 10,338 | 954 | 2,810 | 14,102 |
| Residential | 5,610 | 99 | 1,022 | 6,731 |
| Home Equity | 55 | | 34 | 89 |
| Other Loans | 12 | | | 12 |
| Total | $ 20,412 | $ 1,178 | $ 4,001 | $ 25,591 |

(table dollar amounts in thousands, except share data)

Loans secured by commercial and farm real estate made up 69 percent of the post-modification balances of the troubled debt restructured loans during the twelve months ending December 31, 2012. The second largest class of troubled debt restructurings during 2012 was residential real estate loans, accounting for 15 percent of the total post modification balances.

The following tables summarize troubled debt restructures that occurred during the twelve months ended December 31, 2012 and December 31, 2011, that subsequently defaulted during those periods:

| | Twelve Months Ended December 31, 2012 | |
|---|---|---|
| | Number of Loans | Recorded Balance |
| Commercial and Industrial | 1 | $ 23 |
| Real Estate Loans: | | |
| Commercial and farmland | 2 | 212 |
| Residential | 4 | 385 |
| Total | 7 | $ 620 |

| | Twelve Months Ended December 31, 2011 | |
|---|---|---|
| | Number of Loans | Recorded Balance |
| Commercial and Industrial | 3 | $ 471 |
| Real Estate Loans: | | |
| Commercial and farmland | 3 | 1,951 |
| Residential | 7 | 557 |
| Individuals loans for household and other personal expenditures | 1 | 5 |
| Total | 14 | $ 2,984 |

For potential consumer loan restructures, impairment evaluation occurs prior to modification. Any subsequent impairment is typically addressed through the charge off process, or may be addressed through a specific reserve. Consumer troubled debt restructurings are generally included in the general historical allowance for loan loss at the post modification balance. Consumer non-accrual and delinquent troubled debt restructurings are also considered in the calculation of the non-accrual and delinquency trend environmental allowance allocation. Commercial troubled debt restructured loans risk graded special mention, substandard, doubtful and loss are individually evaluated for impairment under ASC 310. Any resulting specific reserves are included in the allowance for loan losses. Commercial 30 - 89 day delinquent troubled debt restructurings are included in the calculation of the delinquency trend environmental allowance allocation. All commercial non-impaired loans, including non-accrual and 90+ day delinquents, are included in the ASC 450 loss migration analysis.

## NOTE 6

### PREMISES AND EQUIPMENT

The following table summarizes the Corporation's premises and equipment as of December 31, 2012 and 2011:

| | 2012 | 2011 |
|---|---|---|
| Cost at December 31: | | |
| Land | $ 14,692 | $ 14,296 |
| Buildings and Leasehold Improvements | 62,606 | 62,317 |
| Equipment | 42,564 | 39,789 |
| Total Cost | 119,862 | 116,402 |
| Accumulated Depreciation and Amortization | (67,113) | (65,389) |
| Net | $ 52,749 | $ 51,013 |

*(table dollar amounts in thousands, except share data)*

The Corporation is committed under various non-cancelable lease contracts for certain subsidiary office facilities and equipment. Total lease expense for 2012, 2011 and 2010 was $2,812,000, $2,636,000 and $2,801,000, respectively. The future minimum rental commitments required under the operating leases in effect at December 31, 2012, expiring at various dates through the year 2027 are as follows for the years ending December 31:

| | Future Minimum Rental Commitments |
|---|---|
| 2013 | $ 2,284 |
| 2014 | 2,025 |
| 2015 | 1,852 |
| 2016 | 1,441 |
| 2017 | 865 |
| After 2017 | 1,428 |
| Total Future Minimum Obligations | $ 9,895 |

## NOTE 7

### GOODWILL

The carrying amount of goodwill at December 31, 2012 and 2011 was $141,375,000 and $141,357,000, respectively. No impairment loss was recorded in 2012 or 2011. The Corporation tested goodwill for impairment during 2011 and 2012. In both valuations, the fair value exceeded the Corporation's carrying value; therefore, it was concluded goodwill is not impaired. For additional details related to impairment testing, see the "GOODWILL" section of Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K.

In July 2012, FMIG acquired a book of business that resulted in goodwill acquired of $18,000. This transaction was deemed to be an immaterial transaction.

## NOTE 8

### CORE DEPOSIT AND OTHER INTANGIBLES

Effective February 10, 2012, the Bank assumed substantially all of the deposits and certain other liabilities and acquired certain assets of SCB Bank, as discussed in NOTE 2 Purchase and Assumption, in the Notes to Consolidated Financial Statements included as Item 8 of this Annual Report on form 10-K This purchase resulted in a core deposit intangible of approximately $484,000. In July 2012, FMIG purchased a book of business which resulted in an other intangible of approximately $483,000.

The carrying basis and accumulated amortization of recognized core deposit and other intangibles are noted below.

| | 2012 | 2011 |
|---|---|---|
| Gross carrying amount | $ 45,422 | $ 45,422 |
| Core deposit intangible and other intangibles acquired | 967 | |
| Accumulated amortization | (38,235) | (36,308) |
| Core Deposit and Other Intangibles | $ 8,154 | $ 9,114 |

Amortization expense for the years ended December 31, 2012, 2011 and 2010, was $1,927,000, $3,548,000 and $4,721,000, respectively. Estimated amortization expense for each of the following five years is:

| | Amortization Expense |
|---|---|
| 2013 | $ 1,536 |
| 2014 | 1,531 |
| 2015 | 1,530 |
| 2016 | 1,490 |
| 2017 | 1,429 |
| After 2017 | 638 |
| Total Future Minimum Obligations | $ 8,154 |

(table dollar amounts in thousands, except share data)

## NOTE 9

### DEPOSITS

The composition of the deposit portfolio is included in the table below for the years indicated:

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Demand Deposits | $ 1,646,756 | $ 1,438,513 |
| Savings Deposits | 831,952 | 757,166 |
| Certificates and Other Time Deposits of $100,000 or more | 236,470 | 264,787 |
| Other Certificates and Time Deposits | 502,927 | 551,247 |
| Brokered Deposits | 128,278 | 122,942 |
| Total Deposits | $ 3,346,383 | $ 3,134,655 |

At December 31, 2012, the contractual maturities of time deposits are summarized as follows:

| | Certificates and Other Time Deposits |
|---|---|
| 2013 | $ 539,426 |
| 2014 | 163,982 |
| 2015 | 54,995 |
| 2016 | 61,048 |
| 2017 | 28,138 |
| After 2017 | 20,086 |
| | $ 867,675 |

## NOTE 10

### BORROWINGS

The following table summarizes the Corporation's borrowings as of December 31, 2012 and 2011:

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Federal Funds Purchased | $ 18,862 | |
| Securities Sold Under Repurchase Agreements | 141,828 | $ 156,305 |
| Federal Home Loan Bank Advances | 94,238 | 138,095 |
| Subordinated Debentures and Term Loans | 112,161 | 194,974 |
| Total Borrowings | $ 367,089 | $ 489,374 |

Securities sold under repurchase agreements consist of obligations of the Bank to other parties. The obligations are secured by U.S. Treasury and U.S. Government-Sponsored Enterprise obligations. The maximum amount of outstanding agreements at any month-end during 2012 and 2011 totaled $160,127,000 and $162,315,000, respectively, and the average of such agreements totaled $144,555,000 and $120,415,000 during 2012 and 2011, respectively.

Included in the outstanding balance of Federal Home Loan Bank Advances are $0 and $48,000,000 of putable advances as of December 31, 2012 and 2011 respectively. Maturities of securities sold under repurchase agreements; Federal Home Loan Bank Advances, subordinated debentures and term loans as of December 31, 2012, are as follows:

| Maturities in Years Ending December 31: | Securities Sold Under Repurchase Agreements | Federal Home Loan Bank Advances | Subordinated Debentures and Term Loans |
|---|---|---|---|
| 2013 | $ 131,828 | $ 1,619 | $ 459 |
| 2014 | 10,000 | 26,506 | |
| 2015 | | 30,986 | 55,000 |
| 2016 | | 28,933 | |
| 2017 | | 2,731 | |
| After 2017 | | 3,463 | 56,702 |
| | $ 141,828 | $ 94,238 | $ 112,161 |

# PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
***(table dollar amounts in thousands, except share data)***

The terms of a security agreement with the FHLB require the Corporation to pledge, as collateral for advances, qualifying first mortgage loans, investment securities and multifamily loans in an amount equal to at least 155 percent of these advances depending on the type of collateral pledged. Advances, with interest rates from 0.86 to 6.81 percent, are subject to restrictions or penalties in the event of prepayment. The total available remaining borrowing capacity from the FHLB at December 31, 2012, was $217,275,000.

*Subordinated Debentures and Term Loans.* As of December 31, 2012, subordinated debentures and term loans totaled $112,161,000.

- *First Merchants Capital Trust II.* The subordinated debenture, entered into on July 2, 2007, for $56,702,000 will mature on September 15, 2037. The Corporation could not redeem the debenture prior to September 15, 2012, and redemption is subject to the prior approval of the Board of Governors of the Federal Reserve System, as required by law or regulation. Interest was fixed at 6.495 percent for the period from the date of issuance through September 15, 2012; interest is now an annual floating rate equal to the three-month LIBOR plus 1.56 percent, reset quarterly. Interest is payable in March, June, September and December of each year. The Corporation holds all of the outstanding common securities of First Merchants Capital Trust II.

- *Bank of America, N.A.* The Corporation currently has a $55 million credit facility with Bank of America, N.A. comprised of (a) a term loan in the principal amount of $5 million (the "Term Loan") and (b) a subordinated debenture in the principal amount of $50 million (the "Subordinated Debt"). Pursuant to the terms of the underlying Loan Agreement (the "Loan Agreement"), the Term Loan and the Subordinated Debt each mature on February 15, 2015. The Term Loan is secured by a pledge of all of the issued and outstanding shares of the Bank.

  The Loan Agreement contains certain customary representations and warranties and financial and negative covenants. A breach of any of these covenants could result in a default under the Loan Agreement. As of December 31, 2012, the Corporation was in compliance with these financial covenants.

  The Loan Agreement provides that upon an event of default as the result of the Corporation's failure to comply with a financial covenant, Bank of America may (a) declare the $5 million outstanding principal amount of the Term Loan immediately due and payable, (b) exercise all of its rights and remedies at law, in equity and/or pursuant to any or all collateral documents, including foreclosing on the collateral if payment of the Term Loan is not made in full, and (c) add a default rate of 3 percent per annum to the Term Loan. Because the Subordinated Debt is treated as Tier 2 capital for regulatory capital purposes, the Loan Agreement does not provide Bank of America with any right of acceleration or other remedies with regard to the Subordinated Debt upon an event of default caused by the Corporation's breach of a financial covenant. Bank of America chose to apply the default rate through March 31, 2012 but not to accelerate the Term Loan based on the Corporation's failure to meet these financial covenants. As of March 31, 2012, the Corporation was no longer in default due to breach of a financial covenant; therefore, the default rate of 3 percent per annum was no longer applied to the Term Loan.

- *CNBC Statutory Trust I.* As part of the March 1, 2003, acquisition of CNBC Bancorp, the Corporation assumed $4,124,000 of a junior subordinated debenture entered into on February 22, 2001. On August 22, 2012, the Corporation exercised its option to redeem the $4,124,000 subordinated debt. The redemption price premium was 104.59. The debenture carried a fixed interest rate of 10.2.

- *Temporary Liquidity Guarantee Program.* On March 31, 2009, the Bank, entered into $79,000,000 of 2.625 percent Senior Notes (the "Notes") due on March 30, 2012 through a pooled offering. On March 30, 2012, the Bank completed repayment of these Notes, which were guaranteed by the FDIC under its Temporary Liquidity Guarantee Program ("TLGP").

*Subordinated Debentures and Term Loans.* As of December 31, 2011, subordinated debentures and term loans totaled $194,974,000.

- *First Merchants Capital Trust III.* The Corporation entered into a junior subordinated debenture on June 30, 2010 for $47,835,000, subsequent to an Exchange Agreement with the United States Department of the Treasury (the "Treasury") whereby the Treasury exchanged 46,400 shares of the Corporation's Preferred Stock for 46,400 shares of trust preferred securities, issued by First Merchants Capital Trust III. The Trust used 46,400 shares of tendered preferred stock and $1.4 million in proceeds from the sale of Common Securities to the Corporation to purchase the debentures. On September 22, 2011, the Corporation redeemed the Capital Securities and Debentures pursuant to a Repurchase Letter agreement with the Treasury. For more information related to this debt repayment, see Note 14. Stockholders' Equity in the Notes to Consolidated Condensed Financial Statements of the 2011 Annual Report on Form 10-K.
- *First Merchants Capital Trust II.* The subordinated debenture, entered into on July 2, 2007, for $56,702,000 will mature on September 15, 2037. The Corporation may redeem the debenture no earlier than September 15, 2012, subject to the prior approval of the Board of Governors of the Federal Reserve System, as required by law or regulation. Interest is fixed at 6.495 percent for the period from the date of issuance through September 15, 2012, and thereafter, at an annual floating rate equal to the three-month LIBOR plus 1.56 percent, reset quarterly. Interest is payable in March, June, September and December of each year. The Corporation holds all of the outstanding common securities of First Merchants Capital Trust II

- *CNBC Statutory Trust I.* As part of the March 1, 2003 acquisition of CNBC Bancorp, the Corporation assumed $4,124,000 of a junior subordinated debenture entered into on February 22, 2001. The subordinated debenture of $4,124,000 will mature on February 22, 2031. Interest is fixed at 10.2 percent and payable on February 22 and August 22 of each year. The Corporation may redeem the debenture, in whole or in part, at its option commencing February 22, 2011, at a redemption price of 105.1 percent of the outstanding principal amount and, thereafter, at a premium which declines annually. On or after February 22, 2021, the securities may be redeemed at face value with prior approval of the Board of Governors of the Federal Reserve System. The Corporation holds all of the outstanding common securities of CNBC Statutory Trust I.

(table dollar amounts in thousands, except share data)

- *Bank of America, N.A.* The Corporation currently has a $55 million credit facility with Bank of America, N.A. comprised of (a) a term loan in the principal amount of $5 million (the "Term Loan") and (b) a subordinated debenture in the principal amount of $50 million (the "Subordinated Debt"). Pursuant to the terms of the underlying Loan Agreement (the "Loan Agreement"), the Term Loan and the Subordinated Debt each mature on February 15, 2015. The Term Loan is secured by a pledge of all of the issued and outstanding shares of the Bank.

  The Loan Agreement contains certain customary representations and warranties and financial and negative covenants. A breach of any of these covenants could result in a default under the Loan Agreement. At December 31, 2011, the Corporation failed to meet the minimum return on average total assets covenant of 0.75 percent.

  The Loan Agreement provides that upon an event of default as the result of the Corporation's failure to comply with a financial covenant, Bank of America may (a) declare the $5 million outstanding principal amount of the Term Loan immediately due and payable, (b) exercise all of its rights and remedies at law, in equity and/or pursuant to any or all collateral documents, including foreclosing on the collateral if payment of the Term Loan is not made in full, and (c) add a default rate of 3 percent per annum to the Term Loan. Because the Subordinated Debt is treated as Tier 2 capital for regulatory capital purposes, the Loan Agreement does not provide Bank of America with any right of acceleration or other remedies with regard to the Subordinated Debt upon an event of default caused by the Corporation's breach of a financial covenant. To date, Bank of America has chosen to apply the default rate, but not to accelerate the Term Loan based on the Corporation's failure to meet these financial covenants.

- *Temporary Liquidity Guarantee Program.* On March 31, 2009, the Bank, entered into $79,000,000 of 2.625 percent Senior Notes (the "Notes") due on March 30, 2012 through a pooled offering. Including the FDIC fee, underwriting, legal and accounting expenses, the effective rate is 3.812 percent. The Notes are guaranteed by the Federal Deposit Insurance Corporation under its Temporary Liquidity Guarantee Program and are backed by the full faith and credit of the United States. The Notes are issued by the Bank and are not an obligation of, or guaranteed by, the Corporation. In connection with the FDIC's Temporary Liquidity Guarantee Program, the Bank entered into a Master Agreement with the FDIC on January 16, 2009. The Master Agreement contains, among other things, certain terms and conditions that must be included in the governing documents for any senior debt securities issued by the Bank that is guaranteed pursuant to the FDIC's Temporary Liquidity Guarantee Program.

## NOTE 11

### DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

*Risk Management Objective of Using Derivatives*

The Corporation is exposed to certain risks arising from both its business operations and economic conditions. The Corporation principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Corporation manages economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of its assets and liabilities and through the use of derivative financial instruments. Specifically, the Corporation enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Corporation's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Corporation's known or expected cash payments principally related to certain variable-rate liabilities. The Corporation also has derivatives that are a result of a service the Corporation provides to certain qualifying customers, and, therefore, are not used to manage interest rate risk in the Corporation's assets or liabilities. The Corporation manages a matched book with respect to its derivative instruments offered as a part of this service to its customers in order to minimize its net risk exposure resulting from such transactions.

*Fair Values of Derivative Instruments on the Balance Sheet*

The table below presents the fair value of the Corporation's derivative financial instruments as well as their classification on the Balance Sheet as of December 31, 2012 and December 31, 2011.

| | Asset Derivatives | | | | Liability Derivatives | | | |
|---|---|---|---|---|---|---|---|---|
| | December 31, 2012 | | December 31, 2011 | | December 31, 2012 | | December 31, 2011 | |
| | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
| Derivatives designated as hedging instruments: | | | | | | | | |
| Interest rate contracts | Other Assets | $ 197 | Other Assets | $ 424 | Other Liabilities | $ 3,332 | Other Liabilities | $ 2,305 |
| Derivatives not designated as hedging instruments: | | | | | | | | |
| Interest rate contracts | Other Assets | $ 6,103 | Other Assets | $ 5,241 | Other Liabilities | $ 6,434 | Other Liabilities | $ 5,492 |

*(table dollar amounts in thousands, except share data)*

*Cash Flow Hedges of Interest Rate Risk*

The Corporation's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Corporation primarily uses interest rate swaps and interest rate caps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the payment of fixed amounts to a counterparty in exchange for the Corporation receiving variable payments over the life of the agreements without exchange of the underlying notional amount. Interest rate caps designated as cash flow hedges involve the receipt of variable amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up front premium. As of December 31, 2012 and 2011, the Corporation had two interest rate swaps with a notional amount of $26 million and one interest rate cap with a notional amount of $13 million that were designated as cash flow hedges.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During 2012, such derivatives were used to hedge the forecasted variable cash outflows (LIBOR-based) associated with existing trust preferred securities when the outflows converted from a fixed rate to variable rate in September 2012. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. During the years ended December 31, 2012 and 2011, the Corporation did not recognize any ineffectiveness.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Corporation's variable-rate liabilities. During the next twelve months, the Corporation expects to reclassify $765,000 from accumulated other comprehensive income to interest expense.

*Non-designated Hedges*

The Corporation does not use derivatives for trading or speculative purposes. Derivatives not designated as hedges are not speculative and result from a service the Corporation provides to certain customers. The Corporation executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting interest rate swaps that the Corporation executes with a third party, such that the Corporation minimizes its net risk exposure resulting from such transactions. As the interest rate swaps associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings. As of December 31, 2012, the notional amount of customer-facing swaps was approximately $160,776,000. This amount is offset with third party counterparties, as described above.

*Effect of Derivative Instruments on the Income Statement*

The tables below present the effect of the Corporation's derivative financial instruments on the Income Statement for the years ended December 31, 2012 and 2011.

| Derivatives Not Designated as Hedging Instruments under FASB ASC 815-10 | Location of Gain (Loss) Recognized in Income on Derivative | Amount of Gain (Loss) Recognized in Income on Derivative for the Year Ended December 31, 2012 | Amount of Gain (Loss) Recognized in Income on Derivative for the Year Ended December 31, 2011 |
|---|---|---|---|
| Interest Rate Contracts | Other income | $(79) | $(94) |

| Derivatives in Cash Flow Hedging Relationships | Amount of Loss Recognized in Other Comprehensive Income on Derivative (Effective Portion) For the Year Ended | | Location of Loss Reclassified from Accumulated Other Comprehensive Income (Effective Portion) | Amount of Loss Reclassified from Other Comprehensive Income into Income (Effective Portion) For the Year Ended | |
|---|---|---|---|---|---|
| | 2012 | 2011 | | 2012 | 2011 |
| Interest Rate Products | $(1,466) | $(3,274) | Interest Expense | $(217) | |

The Corporation's exposure to credit risk occurs because of nonperformance by its counterparties. The counterparties approved by the Corporation are usually financial institutions, which are well capitalized and have credit ratings through Moody's and/or Standard & Poor's, at or above investment grade. The Corporation's control of such risk is through quarterly financial reviews, comparing mark-to-market values with policy limitations, credit ratings and collateral pledging.

*Credit-Risk-Related Contingent Features*

The Corporation has agreements with certain of its derivative counterparties that contain a provision where if the Corporation fails to maintain its status as a well/adequate capitalized institution, then the Corporation could be required to terminate or fully collateralize all outstanding derivative contracts.

The Corporation has agreements with certain of its derivative counterparties that contain a provision where if the Corporation defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Corporation could also be declared in default on its derivative obligations.

(table dollar amounts in thousands, except share data)

As of December 31, 2012, the termination value of derivatives in a net liability position related to these agreements was $9,970,000. As of December 31, 2012, the Corporation has minimum collateral posting thresholds with certain of its derivative counterparties and has posted collateral of $9,477,000. If the Corporation had breached any of these provisions at December 31, 2012, it could have been required to settle its obligations under the agreements at their termination value.

## NOTE 12

### FAIR VALUES OF FINANCIAL INSTRUMENTS

The Corporation used fair value measurements to record fair value adjustments, to certain assets, and liabilities and to determine fair value disclosures. The accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only when other guidance requires or permits assets or liabilities to be measured at fair value; it does not expand the use of fair value in any new circumstances.

As defined in ASC 820, fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants. It represents an exit price at the measurement date. Market participants are buyers and sellers, who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value. The Corporation values its assets and liabilities in the principal market where it sells the particular asset or transfers the liability with the greatest volume and level of activity. In the absence of a principal market, the valuation is based on the most advantageous market for the asset or liability (i.e., the market where the asset could be sold or the liability transferred at a price that maximizes the amount to be received for the asset or minimizes the amount to be paid to transfer the liability).

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability. Inputs can be observable or unobservable. Observable inputs are those assumptions which market participants would use in pricing the particular asset or liability. These inputs are based on market data and are obtained from a source independent of the Corporation. Unobservable inputs are assumptions based on the Corporation's own information or estimate of assumptions used by market participants in pricing the asset or liability. Unobservable inputs are based on the best and most current information available on the measurement date. All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy which gives the highest ranking to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs for which there is little or no market activity (Level 3). Fair values for assets or liabilities classified as Level 2 are based on one or a combination of the following factors: (i) quoted prices for similar assets; (ii) observable inputs for the asset or liability, such as interest rates or yield curves; or (iii) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Corporation considers an input to be significant if it drives 10 percent or more of the total fair value of a particular asset or liability.

### RECURRING MEASUREMENTS

Assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly (i.e., daily, weekly, monthly or quarterly). Recurring valuation occurs at a minimum on the measurement date. Assets and liabilities are considered to be fair valued on a nonrecurring basis if the fair value measurement of the instrument does not necessarily result in a change in the amount recorded on the balance sheet. Generally, nonrecurring valuation is the result of the application of other accounting pronouncements which require assets or liabilities to be assessed for impairment or recorded at the lower of cost or fair value. The fair value of assets or liabilities transferred in or out of Level 3 is measured on the transfer date, with any additional changes in fair value subsequent to the transfer considered to be realized or unrealized gains or losses.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

*Investment Securities*

Where quoted, market prices are available in an active market and securities are classified within Level 1 of the valuation hierarchy. There are no securities classified within Level 1 of the hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include agencies, government-sponsored mortgage backs, state and municipal and equity securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include state and municipal, corporate obligations and equity securities. Level 3 fair value on state and municipal, corporate obligations and equity securities was determined using a discounted cash flow model that incorporated market estimates of interest rates and volatility in markets that have not been active.

Third party vendors compile prices from various sources and may apply such techniques as matrix pricing to determine the value of identical or similar investment securities (Level 2). Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying exclusively on quoted prices for specific investment securities but rather relying on the investment securities' relationship to other benchmark quoted investment securities. Any investment security not valued based upon the methods above are considered Level 3.

# PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
*(table dollar amounts in thousands, except share data)*

*Corporate Obligations*

The pooled trust preferred securities in the portfolio fall within the scope of ASC 325-10 (formerly EITF 99-20) and include $6.1 million amortized cost, with a fair value of $194,000. These securities were rated A or better at inception, but at December 31, 2012, Moody's ratings on these securities range from Ca to C. The issuers in these securities are primarily banks, but some of the pools do include a limited number of insurance companies. The Corporation uses an other-than-temporary impairment ("OTTI") evaluation process to compare the present value of expected cash flows to determine whether an adverse change in cash flows has occurred. The OTTI process considers the structure and term of the collateralized debt obligation ("CDO") and the financial condition of the underlying issuers. Specifically, the process details interest rates, principal balances of note classes and underlying issuers, the timing and amount of interest and principal payments of the underlying issuers, and the allocation of the payments to the note classes. The current estimate of expected cash flows is based on the most recent trustee reports and any other relevant market information including announcements of interest payment deferrals or defaults of underlying trust preferred securities. Assumptions used in the process include expected future default rates and prepayments as well as recovery assumptions on defaults and deferrals. In addition, the process is used to "stress" each CDO, or make assumptions more severe than expected activity, to determine the degree to which assumptions could deteriorate before the CDO could no longer fully support repayment of the Corporation's note class. In 2012, securities for which OTTI has been previously taken, had an increase in unrealized losses of $104,000, net of tax, of which all was recorded in other comprehensive income.

*Interest Rate Derivative Agreements*

See information regarding the Corporation's interest rate derivative products in Note 11. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, in the Notes to Consolidated Financial Statements included as Item 8 of this Annual Report on Form 10-K.

The fair value of the interest rate swap and cap instruments were transferred from Level 3 to Level 2 as of March 31, 2012 due to the availability of additional valuation information. These instruments are valued using widely accepted valuation techniques including discounted cash flow analysis using observable inputs such as contractual terms and LIBOR-based rate curves.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the ASC 820-10 fair value hierarchy in which the fair value measurements fall at December 31, 2012 and 2011.

| | | Fair Value Measurements Using: | | |
|---|---|---|---|---|
| December 31, 2012 | Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| U.S. Government-sponsored agency securities | $ 4,640 | | $ 4,640 | |
| State and municipal | 158,194 | | 140,094 | $ 18,100 |
| U.S. Government-sponsored mortgage-backed securities | 348,579 | | 348,579 | |
| Corporate obligations | 224 | | | 224 |
| Equity securities | 1,706 | | 1,702 | 4 |
| Interest rate swap asset | 6,103 | | 6,103 | |
| Interest rate cap | 197 | | 197 | |
| Interest rate swap liability | 9,766 | | 9,766 | |

| | | Fair Value Measurements Using: | | |
|---|---|---|---|---|
| December 31, 2011 | Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| U.S. Government-sponsored agency securities | $ 117 | | $ 117 | |
| State and municipal | 147,353 | | 126,712 | $ 20,641 |
| U.S. Government-sponsored mortgage-backed securities | 368,998 | | 368,998 | |
| Corporate obligations | 193 | | | 193 |
| Equity securities | 1,830 | | 1,826 | 4 |
| Interest rate swap asset | 5,241 | | | 5,241 |
| Interest rate cap | 424 | | | 424 |
| Interest rate swap liability | 7,797 | | | 7,797 |

# *PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*
# *NOTES TO CONSOLIDATED FINANCIAL STATEMENTS*
*(table dollar amounts in thousands, except share data)*

**LEVEL 3 RECONCILIATION**

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying balance sheet using significant unobservable Level 3 inputs for year ended December 31, 2012 and 2011.

| | Year Ended December 31, 2012 | | | |
|---|---|---|---|---|
| | Available for Sale Securities | Interest Rate Swap Asset | Interest Rate Cap | Interest Rate Swap Liability |
| Beginning Balance | $ 20,838 | $ 5,241 | $ 424 | $ 7,797 |
| Total realized and unrealized gains and losses | | | | |
| Included in net income | | (860) | | (863) |
| Included in other comprehensive income | (1,141) | 481 | (15) | |
| Purchases, issuances, and settlements | | | | |
| Transfers in/(out) of Level 3 | | (4,862) | (409) | (6,934) |
| Principal payments | (1,369) | | | |
| Ending balance | $ 18,328 | | | |

| | Year Ended December 31, 2011 | | | |
|---|---|---|---|---|
| | Available for Sale Securities | Interest Rate Swap Asset | Interest Rate Cap | Interest Rate Swap Liability |
| Beginning Balance | $ 186 | $ 4,002 | $ 1,109 | $ 3,876 |
| Total realized and unrealized gains and losses | | | | |
| Included in net income | (400) | 3,827 | | 3,921 |
| Included in other comprehensive income | 2,029 | (2,588) | (685) | |
| Purchases, issuances, and settlements | | | | |
| Transfers in/(out) of Level 3 | 18,711 | | | |
| Principal payments | 312 | | | |
| Ending balance | $ 20,838 | $ 5,241 | $ 424 | $ 7,797 |

There were no gains or losses for the period included in earnings that were attributable to the changes in unrealized gains or losses related to assets or liabilities held at December 31, 2012 or December 31, 2011.

**TRANSFERS BETWEEN LEVELS**

| | Quoted Prices In Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Reason for Transfer |
|---|---|---|---|---|
| **Transfers to/(from) Level:** | | | | |
| Interest rate swap asset | | $ 4,862 | $ (4,862) | The interest rate swap and cap instruments were transferred from Level 3 to Level 2 as of March 31, 2012 due to the availability of additional valuation information. These instruments are valued using widely accepted valuation techniques including discounted cash flow analysis using observable inputs such as contractual terms and LIBOR-based rate curves. |
| Interest rate cap | | 409 | (409) | |
| Interest rate swap liability | | 6,934 | (6,934) | |

(table dollar amounts in thousands, except share data)

**NONRECURRING MEASUREMENTS**

Following is a description of valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy for year ended December 31, 2012 and 2011.

| | | Fair Value Measurements Using | | |
|---|---|---|---|---|
| | | Quoted Prices in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs |
| December 31, 2012 | Fair Value | (Level 1) | (Level 2) | (Level 3) |
| Impaired Loans (collateral dependent) | $ 17,703 | | | $ 17,703 |
| Other real estate owned | $ 7,684 | | | $ 7,684 |

| | | Fair Value Measurements Using | | |
|---|---|---|---|---|
| | | Quoted Prices in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs |
| December 31, 2011 | Fair Value | (Level 1) | (Level 2) | (Level 3) |
| Impaired Loans (collateral dependent) | $ 22,885 | | | $ 22,885 |
| Other real estate owned | $ 7,882 | | | $ 7,882 |

*Impaired Loans (collateral dependent)*

Loans for which it is probable that the Corporation will not collect all principal and interest due according to contractual terms are measured for impairment. Allowable methods for determining the amount of impairment include estimating fair value of the collateral for collateral dependent loans. If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining a current independent appraisal of the collateral and applying a discount factor to the value. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to increase, such increase is reported as a component of the provision for loan losses. Loan losses are charged against the allowance when management believes the uncollectability of the loan is confirmed. During 2012, certain impaired loans were partially charged off or re-evaluated. Impaired loans that are collateral dependent are classified within Level 3 of the fair value hierarchy when impairment is determined using the fair value method.

*Other Real Estate Owned*

The fair value for impaired loans and other real estate owned is measured based on the value of the collateral securing those loans or real estate and is determined using several methods. The fair value of real estate is generally determined based on appraisals by qualified licensed appraisers. The appraisers typically determine the value of the real estate by utilizing an income or market valuation approach. If an appraisal is not available, the fair value may be determined by using a cash flow analysis. Fair value on other collateral such as business assets is typically ascertained by assessing, either singularly or some combination of, asset appraisals, accounts receivable aging reports, inventory listings and or customer financial statements. Both appraised values and values based on borrower's financial information are discounted as considered appropriate based on age and quality of the information and current market conditions.

(table dollar amounts in thousands, except share data)

**UNOBSERVABLE (LEVEL 3) INPUTS**

The following table presents quantitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements, other than goodwill, at December 31, 2012

| | Fair Value | Valuation Technique | Unobservable Inputs | Range |
|---|---|---|---|---|
| State and municipal securities | $ 18,100 | Discounted cash flow | Maturity Call Date<br>Blend of US Muni BQ curve<br>Discount rate | 1 month to 11 years<br>A- to BBB-<br>1% - 4% |
| Corporate obligations/Equity securities | $ 228 | Discounted cash flow | Risk free rate plus Premium for illiquidity | 3 month LIBOR plus 200 bps |
| Impaired loans (collateral dependent) | $ 17,703 | Collateral based measurements | Discount to reflect current market conditions and ultimate collectability | 0% - 50% |
| Other real estate owned | $ 7,684 | Appraisals | Discount to reflect current market conditions | 0% - 20% |

The following is a discussion of the sensitivity of significant unobservable inputs on recurring fair value measurments, the interrelationships between those inputs and other unobservable inputs used in recurring fair value measurement and of how those inputs might magnify or mitigate the effect of changes in the unobservable inputs on the fair value measurement.

*State and Municipal Securities*

The significant unobservable inputs used in the fair value measurement of the Corporation's state and municipal securities are premiums for unrated securities and marketability discounts. Significant increases or decreases in either of those inputs in isolation would result in a significantly lower or higher fair value measurement. Generally, changes in either of those inputs will not affect the other input.

*Corporate Obligations/Equity Securities*

The significant unobservable inputs used in the fair value measurement of the Corporation's corporate obligations and equity securities are premiums for unrated securities and marketability discounts. Significant increases or decreased in either of those inputs in isolation would result in a significantly lower or higher fair value measurement. Generally changes in either of those inputs will not affect the other input.

(table dollar amounts in thousands, except share data)

**FAIR VALUE OF FINANCIAL INSTRUMENTS**

The following table presents estimated fair values of the Corporation's financial instruments and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2012, and December 31, 2011.

| | 2012 | | | |
|---|---|---|---|---|
| | Carrying Amount | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Assets at December 31: | | | | |
| Cash and cash equivalents | $ 101,460 | $ 101,460 | | |
| Interest-bearing time deposits | 38,443 | 38,443 | | |
| Investment securities available for sale | 513,343 | | $ 495,015 | $ 18,328 |
| Investment securities held to maturity | 361,020 | | 366,590 | 11,584 |
| Mortgage loans held for sale | 22,300 | | 22,300 | |
| Loans | 2,832,843 | | | 2,852,614 |
| FRB and FHLB stock | 32,785 | | 32,785 | |
| Interest rate swap asset | 6,300 | | 6,300 | |
| Interest receivable | 16,367 | | 16,367 | |
| Liabilities at December 31: | | | | |
| Deposits | $ 3,346,383 | $ 2,478,706 | $ 865,793 | |
| Borrowings: | | | | |
| Federal funds purchased | 18,862 | | 18,862 | |
| Securities sold under repurchase agreements | 141,828 | | 142,318 | |
| FHLB Advances | 94,238 | | 97,357 | |
| Subordinated debentures and term loans | 112,161 | | 62,133 | |
| Interest rate swap liability | 9,766 | | 9,766 | |
| Interest payable | 1,841 | | 1,841 | |

| | 2011 | | | |
|---|---|---|---|---|
| | Carrying Amount | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Assets at December 31: | | | | |
| Cash and cash equivalents | $ 73,312 | $ 73,312 | | |
| Interest-bearing time deposits | 52,851 | 52,851 | | |
| Investment securities available for sale | 518,491 | | $ 497,653 | $ 20,838 |
| Investment securities held to maturity | 427,909 | | 428,737 | 13,732 |
| Mortgage loans held for sale | 17,864 | | 17,864 | |
| Loans | 2,642,517 | | | 2,658,227 |
| FRB and FHLB stock | 31,270 | | 31,270 | |
| Interest rate swap asset | 5,665 | | | 5,665 |
| Interest receivable | 17,723 | | 17,723 | |
| Liabilities at December 31: | | | | |
| Deposits | $ 3,134,655 | $ 2,195,679 | $ 944,078 | |
| Borrowings: | | | | |
| Securities sold under repurchase agreements | 156,305 | | 157,342 | |
| FHLB Advances | 138,095 | | 141,693 | |
| Subordinated debentures and term loans | 194,974 | | 142,632 | |
| Interest rate swap liability | 7,797 | | | 7,797 |
| Interest payable | 2,925 | | 2,925 | |

*Cash and cash equivalents*: The fair value of cash and cash equivalents approximates carrying value.

*Interest-bearing time deposits*: The fair value of interest-bearing time deposits approximates carrying value.

*Investment securities*: Fair value is based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

*Mortgage loans held for sale*: The carrying amount approximates fair value due to the short duration between origination and date of sale.

*Loans*: The fair value for loans is estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. See Impaired Loans above.

*Federal Reserve and Federal Home Loan Bank stock*: The fair value of Federal Reserve Bank and Federal Home Loan Bank stock is based on the price which it may be resold to the Federal Reserve and Federal Home Loan Bank.

*Derivative instruments*: The fair value of interest rate swaps reflect the estimated amounts that would have been received to terminate these contracts at the reporting date based upon pricing or valuation models applied to current market information. Interest rate caps are valued using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rose above the strike rate of the caps. The projected cash receipts on the caps are based on an expectation of future interest rates derived from observed market interest rate curves and volatilities.

*Interest receivable and Interest payable*: The fair value of interest receivable/payable approximates carrying value.

*Deposits*: The fair values of noninterest-bearing and interest-bearing demand accounts and savings deposits are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit and other time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected monthly maturities on such time deposits.

*Borrowings*: The fair value of borrowings is estimated using a discounted cash flow calculation, based on current rates for similar debt.

## NOTE 13

### COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as they do for instruments that are included in the consolidated balance sheets.

Financial instruments, whose contract amount represents credit risk as of December 31, were as follows:

| | 2012 | 2011 |
|---|---|---|
| Amounts of commitments: | | |
| Loan commitments to extend credit | $ 873,455 | $ 619,901 |
| Standby letters of credit | $ 21,734 | $ 28,665 |

Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.

The Corporation and subsidiaries are also subject to claims and lawsuits, which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Corporation.

*(table dollar amounts in thousands, except share data)*

## NOTE 14

### STOCKHOLDERS' EQUITY

National banking laws restrict the maximum amount of dividends that a bank may pay in any calendar year. National banks are limited to the bank's retained net income (as defined) for the current year plus those for the previous two years. The amount at December 31, 2012, available for 2013 dividends from the Corporation's subsidiaries (both banking and non-banking) was $70,704,000.

Total stockholders' equity for all subsidiaries at December 31, 2012, was $632,269,000 of which $561,565,000 was restricted from dividend distribution to the Corporation.

The Corporation has a Dividend Reinvestment and Stock Purchase Plan, enabling stockholders to elect to have their cash dividends on all shares held automatically reinvested in additional shares of the Corporation's common stock. In addition, stockholders may elect to make optional cash payments up to an aggregate of $2,500 per quarter for the purchase of additional shares of common stock. The stock is credited to participant accounts at fair market value. Dividends are reinvested on a quarterly basis.

*Equity Offering*

On September 9, 2011, the Corporation entered into securities purchase agreements with two investors, pursuant to which the Corporation sold an aggregate of 2,822,000 shares of its common stock in exchange for gross proceeds of approximately $21.2 million. The purchase price for each share of common stock was $7.50. The common stock was issued in a direct private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder.

*Preferred Stock*

On June 30, 2010 the Corporation entered into an Exchange Agreement with the Treasury whereby the Treasury exchanged 46,400 shares of the Series A Preferred Stock for 46,400 shares of trust preferred securities, having a liquidation amount of $1,000 per share (the "Capital Securities") issued by the Corporation's wholly-owned subsidiary trust, First Merchants Capital Trust III, a Delaware Statutory Trust (the "Trust"). The Trust simultaneously issued 1,435 shares of the Trust's common securities (the "Common Securities") to the Corporation for the purchase price of $1.4 million which constituted all of the issued and outstanding common securities of the Trust. The Trust used the tendered Series A Preferred Stock and the proceeds from the sale of the Common Securities to purchase $47.8 million in aggregate principal amount of Fixed Rate Perpetual Junior Subordinated Debentures, Series A issued by the Corporation (the "Debentures"). The Capital Securities and the Debentures bore interest, payable quarterly, at a rate of five percent until February 20, 2014 when the rate increases to nine percent. The Capital Securities and Debentures were redeemable by the Corporation upon proper notice and regulatory approval (a) at any time, so long as the Capital Securities were held by the Treasury and (b) at any time after June 30, 2015, if the Capital Securities were held by a person or entity other than the Treasury. The Series A Preferred Stock, purchased from the Treasury were cancelled. Following the exchange, the Treasury continued to hold 69,600 shares of Series A Preferred Stock along with the Warrant to initially purchase up to 991,453 shares of the Corporation's common stock. This particular exchange resulted in a gain on retirement of Preferred Stock and favorably impacting retained earnings by $10.1 million (net of deferred taxes), which was also considered as part of earnings available to common stockholders in the earnings per common share ("EPS") computations.

On September 22, 2011, the Corporation entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Treasury, pursuant to which the Corporation issued 90,782.94 shares of the Corporation's Senior Non-Cumulative Perpetual Preferred Stock, Series B (the "Series B Preferred Stock"), having a liquidation amount per share equal to $1,000, for a total purchase price of $90,782,940. The Purchase Agreement was entered into, and the Series B Preferred Stock was issued, pursuant to the SBLF program, a $30 billion fund established under the Small Business Jobs Act of 2010, that encourages lending to small businesses by providing capital to qualified community banks with assets of less than $10 billion.

*Preferred Stock continued*

The Series B Preferred Stock is entitled to receive non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1, beginning October 1, 2011. The Purchase Agreement defines the dividend rate as a percentage of the liquidation amount, and can fluctuate on a quarterly basis during the first ten quarters during which the Series B Preferred Stock is outstanding, based upon changes in the level of Qualified Small Business Lending ("QSBL") by the Bank. Based upon the Bank's level of QSBL over the baseline level calculated under the terms of the Purchase Agreement (the "Baseline"), the dividend rate for the initial dividend period has been set at 5 percent. For the second through tenth dividend periods, the dividend rate may be adjusted to between 1 percent and 5 percent per annum, to reflect the amount of change in the Bank's level of QSBL. In addition to the dividend, in the event the Bank's level of QSBL has not increased relative to the Baseline, at the beginning of the tenth calendar quarter, the Corporation will be subject to an additional lending incentive fee equal to 2 percent per annum. For the eleventh dividend period through the eighteenth dividend period, inclusive, and that portion of the nineteenth dividend period before, but not including, the four and one half year anniversary of the date of issuance, the dividend rate will be fixed at between 1 percent and 7 percent per annum based upon the increase in QSBL as compared to the baseline. After four and one half years from issuance, the dividend rate will increase to 9 percent.

The Series B Preferred Stock is non-voting, except in limited circumstances. In the event that the Corporation misses five dividend payments, whether or not consecutive, the holder of the Series B Preferred Stock will have the right, but not the obligation, to appoint a representative as an observer on the Corporation's Board of Directors. In the event that the Corporation misses six dividend payments, whether or not consecutive, and if the then outstanding aggregate liquidation amount of the Series B Preferred Stock is at least $25,000,000, then the holder of the Series B Preferred Stock will have the right to designate two directors to the Board of Directors of the Corporation.

(table dollar amounts in thousands, except share data)

The Series B Preferred Stock may be redeemed at any time at the Corporation's option, at a redemption price of 100 percent of the liquidation amount plus accrued but unpaid dividends to the date of redemption for the current period, subject to the approval of its federal banking regulator.

The Series B Preferred Stock was issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. The Corporation has agreed to register the Series B Preferred Stock under certain circumstances set forth in Annex E to the Purchase Agreement. The Series B Preferred Stock is not subject to any contractual restrictions on transfer.

Also on September 22, 2011, the Corporation entered into and consummated two letter agreements (each, a "Repurchase Letter") with the Treasury, pursuant to which the Corporation redeemed, out of the proceeds of the issuance of the Series B Preferred Stock in the amount of $90,782,940 and cash of $25,813,171 (of which $21,165,000 was raised through a private placement of the Corporation's common stock on September 9, 2011) for an aggregate redemption price of $116,596,111, including accrued but unpaid dividends to the date of redemption: (i) the remaining 69,600 shares of the Corporation's Series A Preferred Stock, and (ii) all 46,400 Capital Securities held by the Treasury .

The foregoing summary of the terms of the Repurchase Letters is subject to, and qualified in its entirety by, the full text of the Repurchase Letters.

On November 23, 2011, the Corporation also repurchased the Warrant to purchase 991,453 shares of the Corporation's common stock at an exercise price of $17.55 per share with an expiration date of February 20, 2019 (the "Warrant") held by the Treasury. The Corporation was the successful bidder in a private auction for the Warrant conducted by the Treasury with a winning bid of $367,500.

## NOTE 15

### REGULATORY CAPITAL

The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations.

At December 31, 2012, the management of the Corporation believes that it meets all capital adequacy requirements to which it is subject. The most recent notifications from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, a bank must maintain a minimum total capital to risk-weighted assets, Tier I capital to risk-weighted assets and Tier I capital to average assets of 10 percent, 6 percent and 5 percent, respectively. It should be noted that a bank's capital category is determined solely for the purpose of applying the OCC's "prompt corrective action" regulations and that the capital category may not constitute an accurate representation of the Bank's overall financial condition or prospects.

Actual and required capital amounts and ratios are listed below.

| | 2012 | | | | 2011 | | | |
|---|---|---|---|---|---|---|---|---|
| | Actual | | Required For Adequate Capital | | Actual | | Required For Adequate Capital | |
| December 31, | Amount | Ratio | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| Total Capital (to Risk-weighted Assets) | | | | | | | | |
| First Merchants Corporation | $ 526,792 | 16.34% | $ 257,927 | 8.00% | $ 487,393 | 16.54% | $ 235,781 | 8.00% |
| First Merchants Bank | 515,337 | 16.01 | 257,446 | 8.00 | 477,805 | 16.26 | 235,089 | 8.00 |
| Tier I Capital (to Risk-weighted Assets) | | | | | | | | |
| First Merchants Corporation | $ 456,132 | 14.15% | $ 128,964 | 4.00% | $ 410,132 | 13.92% | $ 117,890 | 4.00% |
| First Merchants Bank | 474,782 | 14.75 | 128,723 | 4.00 | 440,909 | 15.00 | 117,545 | 4.00 |
| Tier I Capital (to Average Assets) | | | | | | | | |
| First Merchants Corporation | $ 456,132 | 11.03% | $ 165,460 | 4.00% | $ 410,132 | 10.17% | $ 161,350 | 4.00% |
| First Merchants Bank | 474,782 | 11.50 | 165,124 | 4.00 | 440,909 | 10.96 | 160,848 | 4.00 |

# *PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*
## *NOTES TO CONSOLIDATED FINANCIAL STATEMENTS*
*(table dollar amounts in thousands, except share data)*

**NOTE 16**

**LOAN SERVICING**

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The loans are serviced primarily for the Federal Home Loan Mortgage Corporation, and the unpaid balances totaled $167,879,000, $136,867,000 and $163,139,000 at December 31, 2012, 2011 and 2010, respectively. The amount of capitalized servicing assets is considered immaterial.

**NOTE 17**

**SHARE-BASED COMPENSATION**

Stock options and restricted stock awards ("RSAs") have been issued to directors, officers and other management employees under the Corporation's 1999 Long-term Equity Incentive Plan and the 2009 Long-term Equity Incentive Plan. The stock options, which have a ten-year life, become 100 percent vested ranging from three months to two years and are fully exercisable when vested. Option exercise prices equal the Corporation's common stock closing price on NASDAQ on the date of grant. RSAs provide for the issuance of shares of the Corporation's common stock at no cost to the holder and generally vest after three years. The RSAs vest only if the employee is actively employed by the Corporation on the vesting date and, therefore, any unvested shares are forfeited. RSAs for employees retired from the Corporation are either immediately vested at retirement or continue to vest after retirement, depending on which plan under which the shares were granted. Deferred stock units ("DSUs") have been credited to non-employee directors who have elected to defer payment of compensation under the Corporation's 2008 Equity Compensation Plan for Non-employee Directors. DSUs credited are equal to the restricted shares that the non-employee director would have received under the plan. As of December 31, 2012, all outstanding DSUs have been converted to RSA's due to director retirements.

The Corporation's 2009 Employee Stock Purchase Plan ("ESPP") provides eligible employees of the Corporation and its subsidiaries an opportunity to purchase shares of common stock of the Corporation through quarterly offerings financed by payroll deductions. The price of the stock to be paid by the employees shall be equal to 85 percent of the average of the closing price of the Corporation's common stock on each trading day during the offering period. However, in no event shall such purchase price be less than the lesser of an amount equal to 85 percent of the market price of the Corporation's stock on the offering date or an amount equal to 85 percent of the market value on the date of purchase. Common stock purchases are made quarterly and are paid through advance payroll deductions up to a calendar year maximum of $25,000.

Compensation expense related to unvested share-based awards is recorded by recognizing the unamortized grant date fair value of these awards over the remaining service periods of those awards, with no change in historical reported fair values and earnings. Awards are valued at fair value in accordance with provisions of share-based compensation guidance and are recognized on a straight-line basis over the service periods of each award. To complete the exercise of vested stock options, RSA's and ESPP options, the Corporation generally issues new shares from its authorized but unissued share pool. Share-based compensation for the year ended December 31, 2012, 2011, and 2010 were $1,492,000, $1,315,000, and $1,750,000, respectively, and has been recognized as a component of salaries and benefits expense in the accompanying CONSOLIDATED STATEMENTS OF INCOME.

## *PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*
## *NOTES TO CONSOLIDATED FINANCIAL STATEMENTS*
***(table dollar amounts in thousands, except share data)***

The estimated fair value of the stock options granted during 2012, 2011, and 2010 was calculated using a Black-Scholes option pricing model. The following summarizes the assumptions used in the Black-Scholes model:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Risk-free interest rate | 1.36% | 2.74% | 2.38% |
| Expected price volatility | 46.22% | 45.43% | 43.54% |
| Dividend yield | 3.29% | 3.65% | 4.02% |
| Forfeiture rate | 4.77% | 5.00% | 5.00% |
| Weighted-average expected life, until exercise | 7.20 years | 6.91 years | 6.68 years |

The Black-Scholes model incorporates assumptions used to value share-based awards. The risk-free rate of interest, for periods equal to the expected life of the option, is based on a U.S. government instrument over a similar contractual term of the equity instrument. Expected price volatility is based on historical volatility of the Corporation's common stock. In addition, the Corporation generally uses historical information to determine the dividend yield and weighted-average expected life of the options until exercise. Separate groups of employees that have similar historical exercise behavior with regard to option exercise timing and forfeiture rates are considered separately for valuation and attribution purposes.

Share-based compensation expense recognized in the CONSOLIDATED STATEMENTS OF INCOME is based on awards ultimately expected to vest and is reduced for estimated forfeitures. Share-based compensation guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods, if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be approximately 5 percent for the year ended December 31, 2012, based on historical experience.

The following table summarizes the components of the Corporation's share-based compensation awards recorded as expense:

| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
|---|---|---|---|
| Stock and ESPP Options | | | |
| Pre-tax compensation expense | $ 284 | $ 237 | $ 632 |
| Income tax benefit | (23) | (21) | (71) |
| Stock and ESPP option expense, net of income taxes | $ 261 | $ 216 | $ 561 |
| Restricted Stock Awards | | | |
| Pre-tax compensation expense | $ 1,208 | $ 1,078 | $ 1,118 |
| Income tax benefit | (428) | (371) | (391) |
| Restricted stock awards expense, net of income taxes | $ 780 | $ 707 | $ 727 |
| Total Share-Based Compensation: | | | |
| Pre-tax compensation expense | $ 1,492 | $ 1,315 | $ 1,750 |
| Income tax benefit | (451) | (392) | (462) |
| Total share-based compensation expense, net of income taxes | $ 1,041 | $ 923 | $ 1,288 |

As of December 31, 2012, unrecognized compensation expense related to stock options and RSAs totaling $78,000 and $1,799,000, respectively, is expected to be recognized over weighted-average periods of 0.73 and 1.32 years, respectively.

Stock option activity under the Corporation's stock option plans, as of December 31, 2012, and changes during the year ended December 31, 2012, were as follows:

| | Number of Shares | Weighted-Average Exercise Price | Weighted Average Remaining Contractual Term (in Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at January 1, 2012 | 1,035,871 | $ 22.57 | | |
| Granted | 46,801 | $ 11.69 | | |
| Exercised | (10,500) | $ 7.39 | | |
| Cancelled | (165,536) | $ 25.87 | | |
| Outstanding December 31, 2012 | 906,636 | $ 21.58 | 4.08 | 1,046,301 |
| Vested and Expected to Vest at December 31, 2012 | 906,636 | $ 21.58 | 4.08 | 1,046,301 |
| Exercisable at December 31, 2012 | 838,586 | $ 22.61 | 3.63 | 721,758 |

The weighted-average grant date fair value was $3.97, $3.09 and $2.01 for stock options granted during the years ended December 31, 2012, 2011 and 2010, respectively.

*(table dollar amounts in thousands, except share data)*

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Corporation's closing stock price on the last trading day of 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their stock options on December 31, 2012. The amount of aggregate intrinsic value will change based on the fair market value of the Corporation's common stock.

The aggregate intrinsic value of stock options exercised during the year ended December 31, 2012 was $60,000. There were no stock options exercised during the years ended 2011 and 2010. Cash receipts of stock options exercised during 2012 were $78,000.

The following table summarizes information on unvested RSAs outstanding as of December 31, 2012:

| | Number of Shares | | Weighted-Average Grant Date Fair Value |
|---|---|---|---|
| Unvested RSAs at January 1, 2012 | 338,087 | $ | 8.65 |
| Granted | 160,089 | $ | 11.86 |
| Forfeited | (86,326) | $ | 11.41 |
| Vested | (10,475) | $ | 9.36 |
| Unvested RSAs at December 31, 2012 | 401,375 | $ | 9.29 |

The grant date fair value of ESPP options was estimated at the beginning of the October 1, 2012, quarterly offering period of approximately $33,000. The ESPP options vested during the three months ending December 31, 2012, leaving no unrecognized compensation expense related to unvested ESPP options at December 31, 2012.

## NOTE 18

### PENSION AND OTHER POST RETIREMENT BENEFIT PLANS

The Corporation's defined-benefit pension plans cover approximately 29 percent of the Corporation's employees. In 2005, the Board of Directors of the Corporation approved the curtailment of the accumulation of defined benefits for future services provided by certain participants in the First Merchants Corporation Retirement Plan. No additional pension benefits have been earned by any employees who had not attained both the age of 55 and accrued at least 10 years of vesting service as of March 1, 2005. The benefits are based primarily on years of service and employees' pay near retirement. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future. The Corporation also maintains post retirement benefit plans that provide health insurance benefits to retirees. The plans allow retirees to be carried under the Corporation's health insurance plan, generally from ages 55 to 65. The retirees pay 100 percent of the premiums due for their coverage.

The table below sets forth the plans' funded status and amounts recognized in the consolidated balance sheet at December 31, using measurement dates of December 31, 2012 and December 31, 2011.

| | | 2012 | | 2011 |
|---|---|---|---|---|
| Change in benefit obligation | | | | |
| Benefit obligation at beginning of year | $ | 68,769 | $ | 61,422 |
| Service Cost | | 161 | | 252 |
| Interest Cost | | 2,990 | | 3,208 |
| Actuarial Loss (Gain) | | 3,168 | | 7,346 |
| Benefits paid | | (5,922) | | (3,459) |
| Benefit obligation at end of year | | 69,166 | | 68,769 |
| Change in plan assets | | | | |
| Fair value of plan assets at beginning of year | | 62,078 | | 63,275 |
| Actual return on plan assets | | 6,141 | | 1,726 |
| Employer contributions | | 568 | | 536 |
| Benefits Paid | | (5,922) | | (3,459) |
| End of Year | | 62,865 | | 62,078 |
| Funded Status at End of Year | $ | (6,301) | $ | (6,691) |
| Assets and Liabilities Recognized in the Balance Sheets: | | | | |
| Deferred Tax Asset | $ | 9,200 | $ | 10,928 |
| Liabilities | $ | 6,301 | $ | 6,691 |
| Amounts Recognized in Accumulated Other Comprehensive Income Not Yet Recognized as Components of Net Periodic Benefit Cost Consist of: | | | | |
| Accumulated Loss | $ | (17,085) | $ | (16,310) |
| Prior Service Credit | | (41) | | (56) |
| | $ | (17,126) | $ | (16,366) |

# *PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*
## *NOTES TO CONSOLIDATED FINANCIAL STATEMENTS*
***(table dollar amounts in thousands, except share data)***

The accumulated benefit obligation for all defined benefit plans was $69,139,000 and $68,729,000 at December 31, 2012 and 2011, respectively.

Information for for pension plans with an accumulated benefit obligation in excess of plan assets is included in the table below.

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Projected Benefit Obligation | $ 69,166 | $ 68,769 |
| Accumulated Benefit Obligation | $ 69,139 | $ 68,729 |
| Fair Value of Plan Assets | $ 62,865 | $ 62,078 |

The following table shows the components of net periodic pension costs:

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Service Cost | $ 161 | $ 252 |
| Interest Cost | 2,990 | 3,208 |
| Expected Return on Plan Assets | (4,216) | (4,313) |
| Amortization of Prior Service Costs | 25 | 25 |
| Amortization of Net Loss | 2,207 | 1,129 |
| Net Periodic Pension Cost | $ 1,167 | $ 301 |

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Net Periodic Pension Cost | $ 1,167 | $ 301 |
| Net gain (loss) | 1,242 | 9,933 |
| Actuarial gain (loss) | (2,207) | (1,129) |
| Amortization of prior service (cost) credit | (25) | (25) |
| Total Recognized in Other Comprehensive Income | (990) | 8,779 |
| Total Recognized in NPPC and OCI | $ 177 | $ 9,080 |

The estimated net loss and transition obligation for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year are:

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Amortization of Net Loss | $ (2,158) | $ (2,319) |
| Amortization of Prior Service Cost | (25) | (25) |
| Total | $ (2,183) | $ (2,344) |

Significant assumptions include:

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Weighted-average Assumptions Used to Determine Benefit Obligation: | | |
| Discount Rate | 4.00% | 4.50% |
| Rate of Compensation Increase for accruing active participants | 3.00% | 4.00% |
| Weighted-average Assumptions Used to Determine Benefit Cost: | | |
| Discount Rate | 4.50% | 5.40% |
| Expected Return on Plan Assets | 7.00% | 7.00% |
| Rate of Compensation Increase for accruing active participants | 4.00% | 4.00% |

*(table dollar amounts in thousands, except share data)*

At December 31, 2012 and December 31, 2011, the Corporation based its estimate of the expected long-term rate of return on analysis of the historical returns of the plans and current market information available. The plans' investment strategies are to provide for preservation of capital with an emphasis on long-term growth without undue exposure to risk. The assets of the plans' are invested in accordance with the plans' Investment Policy Statement, subject to strict compliance with ERISA and any other applicable statutes.

The plans' risk management practices include quarterly evaluations of investment managers, including reviews of compliance with investment manager guidelines and restrictions; ability to exceed performance objectives; adherence to the investment philosophy and style; and ability to exceed the performance of other investment managers. The evaluations are reviewed by management with appropriate follow-up and actions taken, as deemed necessary. The Investment Policy Statement generally allows investments in cash and cash equivalents, real estate, fixed income debt securities and equity securities, and specifically prohibits investments in derivatives, options, futures, private placements, short selling, non-marketable securities and purchases of non-investment grade bonds.

At December 31, 2012, the maturities of the plans' debt securities ranged from 31 days to 9.08 years, with a weighted average maturity of 4.97 years. At December 31, 2011, the maturities of the plans' debt securities ranged from 45 days to 10.83 years, with a weighted average maturity of 5.38 years.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as of December 31, 2012. The minimum contribution required in 2013 will likely be zero but the Corporation may decide to make a discretionary contribution during the year.

| | |
|---|---|
| 2013 | $ 3,984 |
| 2014 | 4,110 |
| 2015 | 4,236 |
| 2016 | 4,219 |
| 2017 | 4,201 |
| After 2017 | 21,414 |
| | $ 42,164 |

Plan assets are re-balanced quarterly. At December 31, 2012 and 2011, plan assets by category are as follows:

| | December 31, 2012 | | December 31, 2011 | |
|---|---|---|---|---|
| | Actual | Target | Actual | Target |
| Cash and cash equivalents | 1.3% | 3.0% | 3.2% | 3.0% |
| Equity securities | 53.7 | 51.0 | 49.7 | 51.0 |
| Debt securities | 43.0 | 44.0 | 45.5 | 44.0 |
| Alternative investments | 2.0 | 2.0 | 1.6 | 2.0 |
| | 100.0% | 100.0% | 100.0% | 100.0% |

The First Merchants Corporation Retirement and Income Savings Plan (the "Savings Plan"), a Section 401(k) qualified defined contribution plan, was amended on March 1, 2005 to provide enhanced retirement benefits, including employer and matching contributions, for eligible employees of the Corporation and its subsidiaries. The Corporation matches employees' contributions primarily at the rate of 50 percent for the first 6 percent of base salary contributed by participants.

Beginning in 2005, employees who have completed 1000 hours of service and are an active employee on the last day of the year receive an additional retirement contribution after year-end. The amount of a participant's retirement contribution varies from 2 to 7 percent of salary based upon years of service. Employees hired after January 1, 2010 do not participate in the additional retirement contribution. Full vesting occurs after five years of service. The Corporation's expense for the Savings Plan, including the additional retirement contribution, was $2,914,000 for 2012, $2,824,000 for 2011 and $2,728,000 for 2010.

The Corporation maintains post retirement benefit plans that provide health insurance benefits to retirees. The plans allow retirees to be carried under the Corporation's health insurance plan, generally from ages 55 to 65. The retirees pay 100 percent of the premiums due for their coverage. The accrued benefits payable under the plans totaled $4,035,000 and $4,116,000 at December 31, 2012 and 2011, respectively. Post retirement plan expense totaled $477,000, $528,000 and $574,000 for the years ending December 31, 2012, 2011 and 2010, respectively.

# *PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*
# *NOTES TO CONSOLIDATED FINANCIAL STATEMENTS*

***(table dollar amounts in thousands, except share data)***

*Pension Plan Assets*

Following is a description of the valuation methodologies used for pension plan assets measured at fair value on a recurring basis, as well as the general classification of pension plan assets pursuant to the valuation hierarchy.

Where quoted market prices are available in an active market, plan assets are classified within Level 1 of the valuation hierarchy. Level 1 plan assets total $45,296,000 and include cash and cash equivalents, common and preferred stocks, mutual funds and corporate bonds and notes. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of plan assets with similar characteristics or discounted cash flows. Level 2 plan assets total $17,569,000 and include governmental agencies, taxable municipals, common collective trust investments (which are classified below as Party-in-Interest investments -- common bond fund and common equity fund) and certificates of deposit. In certain cases where Level 1 or Level 2 inputs are not available, plan assets are classified within Level 3 of the hierarchy. There are no assets classified within Level 3 of the hierarchy at December 31, 2012.

| | | Fair Value Measurements Using | | |
|---|---|---|---|---|
| | | Quoted Prices in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs |
| December 31, 2012 | Fair Value | (Level 1) | (Level 2) | (Level 3) |
| Cash & Cash Equivalents | $ 795 | $ 795 | | |
| Corporate Bonds and Notes | 6,157 | 6,157 | | |
| Government Agency and Municipal Bonds and Notes | 8,642 | | $ 8,642 | |
| Certificates of Deposit | 357 | | 357 | |
| Preferred Stock | 52 | 52 | | |
| Party-in-Interest Investments | | | | |
| Common Stock | 898 | 898 | | |
| Common Bond Fund | 4,075 | | 4,075 | |
| Common Equity Fund | 4,495 | | 4,495 | |
| Mutual Funds | | | | |
| Taxable Bond | 7,409 | 7,409 | | |
| Large Cap Equity | 16,166 | 16,166 | | |
| Mid Cap Equity | 6,772 | 6,772 | | |
| Small Cap Equity | 2,640 | 2,640 | | |
| International Equity | 3,178 | 3,178 | | |
| Specialty Alternative Equity | 1,229 | 1,229 | | |

## NOTE 19

## INCOME TAX

The reconciliation between the statutory and actual income tax expense (benefit) is summarized in the following table for the years indicated:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Income Tax Expense (Benefit) for the Year Ended December 31: | | | |
| Currently Payable: | | | |
| Federal | $ (23) | $ 399 | $ (1,780) |
| State | | | |
| Deferred: | | | |
| Federal | 15,890 | 8,256 | (1,810) |
| State | | | |
| Total Income Tax Expense (Benefit) | $ 15,867 | $ 8,655 | $ (3,590) |
| Reconciliation of Federal Statutory to Actual Tax Expense (Benefit): | | | |
| Federal Statutory Income Tax at 35% | $ 21,347 | $ 11,867 | $ 1,162 |
| Tax-exempt Interest Income | (3,716) | (3,714) | (3,733) |
| Non-deductible Interest Expense | | 649 | 421 |
| Stock Compensation | 76 | 69 | 150 |
| Earnings on Life Insurance | (1,187) | (899) | (725) |
| Tax Credits | (73) | (99) | (116) |
| Other | (580) | 782 | (749) |
| Actual Tax Expense (Benefit) | $ 15,867 | $ 8,655 | $ (3,590) |

*(table dollar amounts in thousands, except share data)*

Tax expense applicable to security gains and losses, including unrealized losses relating to other-than-temporary impairment charges, for the years ended December 31, 2012, 2011 and 2010, was $836,000, $714,000 and $652,000, respectively.

The Corporation or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. With a few exceptions, the Corporation is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2009.

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

| | 2012 | 2011 |
|---|---|---|
| Deferred Tax Asset at December 31: | | |
| Assets: | | |
| Differences in Accounting for Loan Losses | $ 28,788 | $ 29,690 |
| Differences in Accounting for Loan Fees | 941 | 805 |
| Differences in Accounting for Loans and Securities | 477 | |
| Deferred Compensation | 7,181 | 7,612 |
| Difference in Accounting for Pensions and Other Employee Benefits | 1,953 | 3,750 |
| Federal & State Income Tax Loss Carryforward and Credits | 9,356 | 12,416 |
| Other | 9,356 | 8,796 |
| Total Assets | 58,052 | 63,069 |
| Liabilities: | | |
| Differences in Depreciation Methods | 6,050 | 5,859 |
| Differences in Accounting for Loans and Securities | | 42 |
| State Income Tax | 354 | 354 |
| Net Unrealized Gain on Securities Available for Sale | 7,879 | 8,118 |
| Gain on FDIC Modified Whole Bank Transaction | 2,737 | |
| Other | 1,051 | 1,137 |
| Total Liabilities | 18,071 | 15,510 |
| Net Deferred Tax Asset Before Valuation Allowance | 39,981 | 47,559 |
| Valuation allowance: | | |
| Beginning Balance | (15,701) | (13,258) |
| Decrease/(Increase) During the Year | 1,842 | (2,443) |
| Ending Balance | (13,859) | (15,701) |
| Net Deferred Tax Asset | $ 26,122 | $ 31,858 |

The decrease in the Corporation's net deferred tax asset was primarily driven by significant decreases in the timing differences associated with the deductibility of the provision for loan losses, pensions and other employee benefits, the utilization of federal tax credit carryforwards, and the increase in the deferred tax liability associated with the gain on the FDIC modified whole bank transaction.

The Corporation has recorded a valuation allowance of $13,859,000 related to deferred state taxes as it does not anticipate having future state taxable income sufficient to fully utilize the deferred state tax asset. This is primarily due to the Corporation's current tax structure as discussed in the "INCOME TAXES" section of Management's Discussion and Analysis of Financial Condition and Results of Operations included as item 7 of this Annual Report on Form 10-K.

As of December 31, 2012, the Corporation had approximately $110,065,000 of state tax loss carryforward available to offset future franchise tax. This state loss carryforward has a full valuation allowance.

## NOTE 20

### NET INCOME PER SHARE

Basic net income per share is computed by dividing net income by the weighted-average shares outstanding during the reporting period. Diluted net income per share is computed by dividing net income by the combination of all dilutive common share equivalents, comprised of shares issuable under the Corporation's share-based compensation plans, and the weighted-average shares outstanding during the reporting period.

Dilutive common share equivalents include the dilutive effect of in-the-money share-based awards, which are calculated based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of share-based awards, the amount of compensation expense, if any, for future service that the Corporation has not yet recognized, and the amount of estimated tax benefits that would be recorded in additional paid-in capital when share-based awards are exercised, are assumed to be used to repurchase common stock in the current period.

# *PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*
# *NOTES TO CONSOLIDATED FINANCIAL STATEMENTS*
***(table dollar amounts in thousands, except share data)***

The following table reconciles basic and diluted net income per share for the years indicated:

| | 2012 | | | 2011 | | | 2010 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Net Income | Weighted-Average Shares | Per Share Amount | Net Income | Weighted-Average Shares | Per Share Amount | Net Income (Loss) | Weighted-Average Shares | Per Share Amount |
| Basic net income per share: | $ 45,122 | | | $ 25,252 | | | $ 6,909 | | |
| Gain on exchange of preferred stock for trust preferred securities | | | | | | | 11,353 | | |
| Loss on CPP unamortized discount | | | | (1,401) | | | (1,301) | | |
| Loss on extinguishment of trust preferred securities | | | | (10,857) | | | | | |
| Preferred stock dividends | (4,539) | | | (3,981) | | | (5,239) | | |
| Net income available to common stockholders | 40,583 | 28,632,915 | $ 1.42 | 9,013 | 26,550,043 | $ 0.34 | 11,722 | 24,519,033 | $ 0.48 |
| Effect of dilutive stock options and warrants | | 213,769 | | | 143,805 | | | 123,392 | |
| Diluted net income per share: | | | | | | | | | |
| Net income available to common stockholders | $ 40,583 | 28,846,684 | $ 1.41 | $ 9,013 | 26,693,848 | $ 0.34 | $ 11,722 | 24,642,425 | $ 0.48 |

Options to purchase 820,706, 1,029,577, and 1,052,994 shares of common stock with weighted average exercise prices of $21.58, $22.57, and $23.01 at December 31, 2012, 2011 and 2010 respectively, were excluded from the computation of diluted net income per share because the options exercise price was greater than the average market price of the common stock.

## NOTE 21

### QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table sets forth certain quarterly results for the years ended December 31, 2012 and 2011:

| | 2012 | | | | 2011 | | | |
|---|---|---|---|---|---|---|---|---|
| | First | Second | Third | Fourth | First | Second | Third | Fourth |
| Interest income | $ 43,469 | $ 44,169 | $ 45,347 | $ 42,964 | $ 46,366 | $ 45,721 | $ 45,085 | $ 44,073 |
| Interest expense | 7,353 | 6,116 | 5,445 | 4,699 | 10,889 | 9,874 | 9,234 | 7,893 |
| Net interest income | 36,116 | 38,053 | 39,902 | 38,265 | 35,477 | 35,847 | 35,851 | 36,180 |
| Provision for loan losses | 4,875 | 4,545 | 4,609 | 4,505 | 5,594 | 5,625 | 5,556 | 5,855 |
| Net interest income after provision for loan losses | 31,241 | 33,508 | 35,293 | 33,760 | 29,883 | 30,222 | 30,295 | 30,325 |
| Non-interest income | 22,658 | 13,165 | 14,273 | 14,206 | 11,858 | 11,061 | 13,230 | 12,971 |
| Non-interest expense | 34,028 | 34,180 | 34,404 | 34,503 | 33,881 | 34,399 | 34,222 | 33,436 |
| Income before income tax expense | 19,871 | 12,493 | 15,162 | 13,463 | 7,860 | 6,884 | 9,303 | 9,860 |
| Income tax expense | 5,500 | 3,288 | 3,926 | 3,153 | 2,399 | 1,396 | 2,561 | 2,299 |
| Net income | 14,371 | 9,205 | 11,236 | 10,310 | 5,461 | 5,488 | 6,742 | 7,561 |
| Loss on CPP unamortized discount | | | | | | | (1,401) | |
| Loss on extinguishment of trust preferred securities | | | | | | | (10,857) | |
| Preferred stock dividends | (1,135) | (1,135) | (1,134) | (1,135) | (988) | (990) | (868) | (1,135) |
| Net income available to common stockholders | $ 13,236 | $ 8,070 | $ 10,102 | $ 9,175 | $ 4,473 | $ 4,498 | $ (6,384) | $ 6,426 |
| Basic EPS | $ 0.46 | $ 0.29 | $ 0.35 | $ 0.32 | $ 0.17 | $ 0.18 | $ (0.25) | $ 0.24 |
| Diluted EPS | $ 0.46 | $ 0.28 | $ 0.35 | $ 0.32 | $ 0.17 | $ 0.18 | $ (0.25) | $ 0.24 |
| Average Shares Outstanding: | | | | | | | | |
| Basic | 28,582,616 | 28,624,609 | 28,649,996 | 28,673,802 | 25,605,571 | 25,656,826 | 26,367,067 | 28,540,469 |
| Diluted | 28,754,713 | 28,815,019 | 28,888,076 | 28,930,392 | 25,763,378 | 25,782,799 | 26,367,067 | 28,699,505 |

# *PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*
# *NOTES TO CONSOLIDATED FINANCIAL STATEMENTS*

*(table dollar amounts in thousands, except share data)*

## NOTE 22

### CONDENSED FINANCIAL INFORMATION (parent company only)

Presented below is condensed financial information as to financial position, results of operations, and cash flows of the Corporation.

### Condensed Balance Sheets

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Assets | | |
| Cash | $ 35,160 | $ 20,654 |
| Investment in Subsidiaries | 633,971 | 611,809 |
| Goodwill | 448 | 448 |
| Other Assets | 6,638 | 8,540 |
| Total Assets | $ 676,217 | $ 641,451 |
| Liabilities | | |
| Borrowings | $ 111,702 | $ 115,826 |
| Other Liabilities | 12,279 | 11,158 |
| Total Liabilities | 123,981 | 126,984 |
| Stockholders' Equity | 552,236 | 514,467 |
| Total Liabilities and Stockholders' Equity | $ 676,217 | $ 641,451 |

### Condensed Statements of Income and Comprehensive Income

| | December 31, 2012 | December 31, 2011 | December 31, 2010 |
|---|---|---|---|
| Income | | | |
| Dividends from Subsidiaries | $ 30,096 | $ 4,677 | $ 3,256 |
| Administrative Services Fees from Subsidiaries | | | 28,489 |
| Other Income | 85 | (11) | 190 |
| Total Income | 30,181 | 4,666 | 31,935 |
| Expenses | | | |
| Interest Expense | 4,655 | 7,661 | 6,816 |
| Salaries and Employee Benefits | 3,194 | 2,688 | 25,884 |
| Net Occupancy and Equipment Expenses | 312 | 31 | 6,213 |
| Telephone Expenses | 30 | 21 | 918 |
| Postage and Courier Expenses | 1 | 2 | 1,786 |
| Other Expenses | 1,502 | 1,501 | 5,382 |
| Total Expenses | 9,694 | 11,904 | 46,999 |
| Income (Loss) Before Income Tax Benefit and Equity in Undistributed Income of Subsidiaries | 20,487 | (7,238) | (15,064) |
| Income Tax Benefit | 3,316 | 3,256 | 5,970 |
| Income (Loss) Before Equity in Undistributed Income of Subsidiaries | 23,803 | (3,982) | (9,094) |
| Equity in Undistributed (Distributions in Excess of) Income of Subsidiaries | 21,319 | 29,234 | 16,003 |
| Net Income | 45,122 | 25,252 | 6,909 |
| Gain on Exchange of Preferred Stock | | | 11,353 |
| Loss on CPP Unamortized Discount | | (1,401) | (1,301) |
| Loss on Extinguishment of Trust Preferred Securities | | (10,857) | |
| Preferred Stock Dividends and Discount Accretion | (4,539) | (3,981) | (5,239) |
| Net Income Available to Common Stockholders | $ 40,583 | $ 9,013 | $ 11,722 |
| | | | |
| Net Income | $ 45,122 | $ 25,252 | $ 6,909 |
| Other Comprehensive Income | (1,897) | 6,555 | (1,331) |
| Comprehensive Income | $ 43,225 | $ 31,807 | $ 5,578 |

*(table dollar amounts in thousands, except share data)*

**Condensed Statement of Cash Flows**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Operating Activities: | | | |
| Net Income | $ 45,122 | $ 25,252 | $ 6,909 |
| Adjustments to Reconcile Net Income to Net Cash | | | |
| Provided by Operating Activities | | | |
| Share-based Compensation | 632 | 524 | 1,750 |
| Tax Benefit from Share Based Compensation | | | 50 |
| Distributions in Excess of (Equity in Undistributed) Income of Subsidiaries | (21,319) | (29,234) | (16,003) |
| Net Change in: | | | |
| Other Assets | 1,902 | 5,747 | 3,309 |
| Other Liabilities | 1,122 | 1,091 | (744) |
| Investment in Subsidiaries - Operating Activities | (1,755) | (6,593) | (20) |
| Net Cash Provided (Used) by Operating Activities | $ 25,704 | $ (3,213) | $ (4,749) |
| Investing Activities - Investment in Subsidiaries | (126) | 704 | (12,500) |
| Net Cash Provided (Used) in Investing Activities | $ (126) | $ 704 | $ (12,500) |
| Financing Activities: | | | |
| Cash Dividends | $ (7,442) | $ (4,729) | $ (5,920) |
| Repayment of Borrowings | (4,124) | (46,400) | |
| Preferred stock redemption under Capital Purchase Program | | (69,600) | |
| Preferred stock issued under Small Business Lending Fund | | 90,783 | |
| Repurchase of Common Stock Warrants under Capital Purchase Program | | (368) | |
| Common Stock Issued | | 21,165 | 24,150 |
| Stock Issued Under Employee Benefit Plans | 449 | 669 | 582 |
| Stock Issued Under Dividend Reinvestment and Stock Purchase Plan | 202 | 89 | 91 |
| Stock Options Exercised | 78 | | |
| Tax Benefit from Share Based Compensation | | | (50) |
| Stock Redeemed | (235) | (126) | (76) |
| Other | | 298 | 198 |
| Net Cash Provided (Used) by Financing Activities | $ (11,072) | $ (8,219) | $ 18,975 |
| Net Change in Cash | 14,506 | (10,728) | 1,726 |
| Cash, Beginning of the Year | 20,654 | 31,382 | 29,656 |
| Cash, End of Year | $ 35,160 | $ 20,654 | $ 31,382 |

## NOTE 23

### SUBSEQUENT EVENTS

On January 3, 2013, the Corporation redeemed 22,695.94 shares of its Senior Non-Cumulative Perpetual Preferred Stock, Series B (the "Series B Preferred Stock") held by the U.S. Department of the Treasury (the "Treasury") at an aggregate redemption price of $22,695,940, plus accrued but unpaid dividends. The Series B Preferred Stock was issued to the Treasury on September 22, 2011 as part of the Corporation's participation in the Small Business Lending Fund Program. Following the redemption, the Treasury holds 68,087 shares of Series B Preferred Stock representing a remaining liquidation amount of approximately $68 million.

*(table dollar amounts in thousands, except share data)*

**NOTE 24**

**ACCOUNTING MATTERS**

**FASB ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.** In February 2013, the FASB issued ASU 2013-02 to improve the transparency of reporting reclassifications out of accumulated other comprehensive income. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income.

The amendments in the Update do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this Update requires already is required to be disclosed elsewhere in the financial statements under U.S. Generally Accepted Accounting Principles (U.S. GAAP).

The new amendments will require an organization to:

- Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income-but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

- Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). A private company is required to meet the reporting requirements of the amended paragraphs about the roll forward of accumulated other comprehensive income for both interim and annual reporting periods. However, private companies are only required to provide the information about the impact of reclassifications on line items of net income for annual reporting periods, not for interim reporting periods.

For public companies, the amendments are effective for reporting periods beginning after December 15, 2012 and the Corporation is evaluating the effect of this ASU on the financial statements taken as a whole.

**FASB ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.** In January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. The Update clarifies the scope of transactions that are subject to the disclosures about offsetting.

The Update clarifies that ordinary trade receivables and receivables are not in the scope of Accounting Standards Update No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. Specifically, Update 2011-11 applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in FASB Accounting Standards Codification® or subject to a master netting arrangement or similar agreement.

Issued in December 2011, Update 2011-11 was the result of a joint project with the International Accounting Standards Board. Its objective was to improve transparency and comparability between U.S. GAAP and International Financial Reporting Standards by requiring enhanced disclosures about financial instruments and derivative instruments that are either (1) offset on the statement of financial position or (2) subject to an enforceable master netting arrangement or similar agreement.

The Board undertook this clarification project in response to concerns expressed by U.S. stakeholders about the standard's broad definition of financial instruments. After the standard was finalized, companies realized that many contracts have standard commercial provisions that would equate to a master netting arrangement, significantly increasing the cost of compliance at minimal value to financial statement users. The Corporation is evaluating the effect of this ASU on the financial statements taken as a whole.

**FASB ASU 2012-04, Technical Corrections and Improvements.** In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements. The amendments in this ASU make technical corrections, clarifications and limited-scope improvements to various Topics throughout the Codification.

This ASU is effective for public entities for fiscal periods beginning after December 15, 2012 and the Corporation is evaluating the effect of this ASU on the financial statements taken as a whole.

**FASB ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.** The eligibility criteria for offsetting are different in international financial reporting standards (IFRS) and U.S. generally accepted accounting principles (GAAP). Offsetting, otherwise known as netting, is the presentation of assets and liabilities as a single net amount in the statement of financial position (balance sheet). Unlike IFRS, U.S. GAAP allows companies the option to present net in their balance sheets derivatives that are subject to a legally enforceable netting arrangement with the same party where rights of set-off are only available in the event of default or bankruptcy.

*(table dollar amounts in thousands, except share data)*

To address these differences between IFRS and U.S. GAAP, in January 2011 the FASB and the IASB (the Boards) issued an exposure draft that proposed new criteria for netting, which were narrower than the current conditions in U.S. GAAP. Nevertheless, in response to feedback from their respective stakeholders, the Boards decided to retain their existing offsetting models. Instead, the Boards have issued common disclosure requirements related to offsetting arrangements to allow investors to better compare financial statements prepared in accordance with IFRS or U.S. GAAP.

The amendments to the FASB Accounting Standards Codification in this ASU require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Coinciding with the release of ASU No. 2011-11, the IASB has issued Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7). This amendment requires disclosures about the offsetting of financial assets and financial liabilities common to those in ASU No. 2011-11.

The Corporation is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Corporation is evaluating the effect of this ASU on the financial statements taken as a whole.

**FASB ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.** The amendments included in this ASU change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The application of fair value measurements are not changed as a result of this amendment. Some of the amendments provide clarification of existing fair value measurements requirements while other amendments change a particular principal or requirement for measuring fair value or disclosing information about fair value measurements. The amendments in this ASU are effective for annual periods beginning after December 31, 2012 and the Corporation is evaluating the effect of this ASU on the financial statements taken as a whole.

# *PART II: ITEM 9., ITEM 9A. AND ITEM 9B.*

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

In connection with its audits for the two most recent fiscal years ended December 31, 2012, there have been no disagreements with the Corporation's independent registered public accounting firm on any matter of accounting principles or practices, financial statement disclosure or audit scope or procedure, nor have there been any changes in accountants.

## ITEM 9A. CONTROLS AND PROCEDURES

At the end of the period covered by this report (the "Evaluation Date"), the Corporation carried out an evaluation, under the supervision and with the participation of the Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 ("Exchange Act"). Based upon that evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Corporation's disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in Corporation reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

### MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Corporation's internal control over financial reporting is designed to provide reasonable assurance to the Corporation's management and Board of Directors regarding the preparation and fair presentation of published financial statements. As part of its function of assisting the Corporation's Board of Directors in discharging its responsibility of ensuring all types of risk to the organization are properly being managed, mitigated and monitored by management, the Audit Committee of the Board of Directors oversees management's internal controls over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Based on this assessment, management has determined that the Corporation's internal control over financial reporting as of December 31, 2012 is effective based on the specified criteria.

There have been no changes in the Corporation's internal controls over financial reporting identified in connection with the evaluation referenced above that occurred during the Corporation's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

BKD, LLP, the independent registered public accounting firm that audited the financial statements included in Item 8 of this Annual Report on Form 10-K, has issued an attestation report on the Corporation's internal control over financial reporting as of December 31, 2012, which appears as follows.

# *PART II: ITEM 9., ITEM 9A. AND ITEM 9B.*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Audit Committee, Board of Directors and Stockholders
First Merchants Corporation
Muncie, Indiana

We have audited First Merchants Corporation's (Corporation) internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission* (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First Merchants Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012 based on criteria established in *Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission* (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of First Merchants Corporation and our report dated March 15, 2013, expressed an unqualified opinion thereon.

**BKD, LLP**

Indianapolis, Indiana
March 15, 2013

## ITEM 9B. OTHER INFORMATION

None

# PART III: ITEM 10., ITEM 11., ITEM 12., ITEM 13. AND ITEM 14.

## PART III

### ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information in the Corporation's Proxy Statement dated March 29, 2013 furnished to its stockholders in connection with an annual meeting to be held May 9, 2013 (the "2013 Proxy Statement"), under the captions "BOARD OF DIRECTORS"; "CORPORATE GOVERNANCE"; "BOARD COMMITTEES - AUDIT COMMITTEE"; and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE", is expressly incorporated herein by reference. The information required under this item relating to executive officers is set forth in Part I, "Supplemental Information - Executive Officers of the Registrant" of this Annual Report on Form 10-K.

The Corporation has adopted a Code of Ethics that applies to its Chief Executive Officer, Chief Financial Officer, Chief Banking Officer, Corporate Controller, Corporate Treasurer and Director of Financial Planning. It is part of the Corporation's Code of Business Conduct, which applies to all employees and directors of the Corporation and its affiliates. A copy of the Code of Business Conduct may be obtained, free of charge, by writing to First Merchants Corporation at 200 East Jackson Street, Muncie, IN 47305. In addition, the Code of Ethics is maintained on the Corporation's website, which can be accessed at www.firstmerchants.com.

### ITEM 11. EXECUTIVE COMPENSATION

The information in the Corporation's 2013 Proxy Statement, under the captions, "BOARD COMMITTEES - COMPENSATION AND HUMAN RESOURCES COMMITTEE - Compensation and Human Resources Committee Interlocks and Insider Participation and Compensation and Human Resources Committee Report"; "BOARD COMMITTEES - RISK AND CREDIT POLICY COMMITTEE"; "COMPENSATION OF EXECUTIVE OFFICERS"; and "COMPENSATION OF DIRECTORS" is expressly incorporated herein by reference.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in the Corporation's 2013 Proxy Statement, under the captions, "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT", is expressly incorporated herein by reference. The information required under this item relating to equity compensation plans is set forth in Part II, Item 5 under the table entitled "Equity Compensation Plan Information" on this Annual Report on Form 10-K.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in the Corporation's 2013 Proxy Statement, under the captions, "CORPORATE GOVERNANCE - BOARD INDEPENDENCE"; and "TRANSACTIONS WITH RELATED PERSONS", is expressly incorporated herein by reference.

### ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information in the Corporation's 2013 Proxy Statement, under the caption "INDEPENDENT AUDITOR", is expressly incorporated herein by reference.

Table of Contents

# PART IV: ITEM 15. FINANCIAL STATEMENT SCHEDULES AND EXHIBITS

## PART IV

**ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

**FINANCIAL INFORMATION**

(a) 1. The following financial statements are filed as part of this document under Item 8 hereof:

Independent accountants' report
Consolidated balance sheets at December 31, 2012 and 2011
Consolidated statements of income, years ended December 31, 2012, 2011 and 2010
Consolidated statements of comprehensive income, years ended December 31, 2012, 2011 and 2010
Consolidated statements of stockholders' equity, years ended December 31, 2012, 2011 and 2010
Consolidated statements of cash flows, years ended December 31, 2012, 2011 and 2010
Notes to consolidated financial statements

(a) 2. Financial statement schedules:

All schedules are omitted because they are not applicable or not required, or because the required information is included in the consolidated financial statements or related notes.

(a) 3. Exhibits:

| Exhibit No: | Description of Exhibits: |
|---|---|
| 3.1 | First Merchants Corporation Articles of Incorporation, as amended (Incorporated by reference to registrant's Form 10-Q filed on November 9, 2011) |
| 3.2 | Bylaws of First Merchants Corporation dated October 28, 2009 (Incorporated by reference to registrant's Form 10-Q filed on November 9, 2009) |
| 3.3 | First Merchants Corporation Articles of Amendment of the Articles of Incorporation for the Series B Preferred Stock (Incorporated by reference to registrant's Form 8-K filed on September 23, 2011) |
| 4.1 | First Merchants Corporation Amended and Restated Declaration of Trust of First Merchants Capital Trust II dated as of July 2, 2007 (Incorporated by reference to registrant's Form 8-K filed on July 3, 2007) |
| 4.2 | Indenture dated as of July 2, 2007 (Incorporated by reference to registrant's Form 8-K filed on July 3, 2007) |
| 4.3 | Guarantee Agreement dated as of July 2, 2007 (Incorporated by reference to registrant's Form 8-K filed on July 3, 2007) |
| 4.4 | Form of Capital Securities Certification of First Merchants Capital Trust II (Incorporated by reference to registrant's Form 8-K filed on July 3, 2007) |
| 4.5 | First Merchants Corporation Dividend Reinvestment and Stock Purchase Plan (Incorporated by reference to registrant's Post-Effective Amendment No. 1 to Form S-3 filed on August 21, 2009) |
| 10.1 | First Merchants Corporation Senior Management Incentive Compensation Program, dated February 19, 2013 (1) (2) |
| 10.2 | First Merchants Corporation Equity Compensation Plan for Non-Employee Directors, effective April 29, 2008 (Incorporated by reference to registrant's Form 10-Q filed on August 11, 2008) (1) |
| 10.3 | First Merchants Corporation Change of Control Agreement, as amended, with Michael C. Rechin dated June 1, 2011 (Incorporated by reference to registrant's Form 10-Q filed on August 9, 2011) (1) |
| 10.4 | First Merchants Corporation Change of Control Agreement, as amended, with Mark K. Hardwick dated June 1, 2011 (Incorporated by reference to registrant's Form 10-Q filed on August 9, 2011) (1) |
| 10.5 | First Merchants Corporation Change of Control Agreement, as amended, with Michael J. Stewart dated June 1, 2011 (Incorporated by reference to registrant's Form 10-Q filed on August 9, 2011) (1) |
| 10.6 | First Merchants Corporation Change of Control Agreement, as amended, with John J. Martin dated June 1, 2011 (Incorporated by reference to registrant's Form 10-Q filed on August 9, 2011) (1) |
| 10.7 | First Merchants Corporation Change of Control Agreement, as amended, with Jami L. Bradshaw dated June 1, 2011 (Incorporated by reference to registrant's Form 10-Q filed on August 9, 2011) (1) |
| 10.8 | First Merchants Corporation Change of Control Agreement, as amended, with Robert R. Connors dated June 1, 2011 (Incorporated by reference to registrant's Form 10-Q filed on August 9, 2011) (1) |
| 10.9 | First Merchants Corporation Change of Control Agreement, as amended, with Kimberly J. Ellington dated June 1, 2011 (Incorporated by reference to registrant's Form 10-Q filed on August 9, 2011) (1) |
| 10.10 | First Merchants Corporation Change of Control Agreement, as amended, with Jeffery B. Lorentson dated June 1, 2011 (Incorporated by reference to registrant's Form 10-Q filed on August 9, 2011) (1) |
| 10.11 | Resolution of the Board of Directors of First Merchants Corporation on director compensation dated December 4, 2007 (Incorporated by reference to the registrant's Form 10-K for year ended December 31, 2007) (1) |
| 10.12 | First Merchants Corporation Supplemental Executive Retirement Plan and amendments thereto (Incorporated by reference to registrant's Form 10-K for year ended December 31, 1997) (1) |
| 10.13 | First Merchants Corporation 2009 Long-Term Equity Incentive Plan effective May 6, 2009 (Incorporated by reference to registrant's form 8-K filed on May 11, 2009) (1) |
| 10.14 | First Merchants Corporation Defined Contribution Supplemental Retirement Plan dated January 1, 2006 (Incorporated by reference to registrant's Form 8-K filed on February 6, 2007) (1) |

# PART IV: ITEM 15. FINANCIAL STATEMENT SCHEDULES AND EXHIBITS

| | |
|---|---|
| 10.15 | First Merchants Corporation Participation Agreement of Michael C. Rechin dated January 26, 2007 (Incorporated by reference to registrant's Form 8-K filed on February 6, 2007) (1) |
| 10.16 | First Merchants Corporation 2009 Employee Stock Purchase Plan effective July 1, 2009 (Incorporated by reference to registrant's Form 8-K filed on May 11, 2009) (1) |
| 10.17 | First Merchants Corporation Share Purchase Agreement with Castle Creek Capital Partners IV, L.P. and Endicott Opportunity Partners III, L.P. dated September 9, 2011 (Incorporated by reference to registrant's Form 8-K filed on September 13, 2011) |
| 10.18 | First Merchants Corporation Securities Purchase Agreement with the U.S. Department of Treasury, with respect to the Series B Preferred Stock dated September 22, 2011 (Incorporated by reference to registrant's Form 8-K filed on September 23, 2011) |
| 10.19 | First Merchants Corporation Repurchase Letter with the U.S. Department of Treasury, with respect to the Designated Preferred Stock dated September 22, 2011 (Incorporated by reference to registrant's Form 8-K filed on September 23, 2011) |
| 10.20 | First Merchants Corporation Repurchase Letter with the U.S. Department of Treasury, with respect to the Capital Securities dated September 22, 2011 (Incorporated by reference to registrant's Form 8-K filed on September 23, 2011) |
| 10.21 | 2011 Executive Deferred Compensation Plan, effective January 1, 2011 (Incorporated by reference to registrant's Form 8-K filed on November 3, 2011) (1) |
| 10.22 | Purchase and Assumption Agreement – Modified Whole Bank; All Deposits, among Federal Deposit Insurance Corporation, receiver of SCB Bank, Shelbyville, Indiana, the Federal Deposit Insurance Corporation and First Merchants Bank, dated as of February 10, 2012 (Incorporated by reference to registrant's Form 8-K filed on February 13, 2012) |
| 21 | Subsidiaries of Registrant (2) |
| 23 | Consent of Independent Registered Public Accounting Firm (2) |
| 24 | Limited Power of Attorney (2) |
| 31.1 | Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002 (2) |
| 31.2 | Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002 (2) |
| 32 | Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (2) |
| 99.1 | Financial statements and independent registered public accounting firm's report for First Merchants Corporation 2009 Employee Stock Purchase Plan (2004) (2) |
| 99.2 | Certification of Principal Executive Officer and Principal Financial Officer required under §111(b)(4) of the EESA (2) |
| 101.INS | XBRL Instance Document (3) |
| 101.SCH | XBRL Taxonomy Extension Schema Document (3) |
| 101.CAL | XBRL Taxonomy Extension Calculation Linkbase Document (3) |
| 101.DEF | XBRL Taxonomy Extension Definition Linkbase Document (3) |
| 101.LAB | XBRL Taxonomy Extension Label Linkbase Document (3) |
| 101.PRE | XBRL Taxonomy Extension Presentation Linkebase Document (3) |
| | (1) Management contract or compensatory plan |
| | (2) Filed herewith. |
| | (3) Furnished herewith. |

# PART IV: ITEM 15. FINANCIAL STATEMENT SCHEDULES AND EXHIBITS

PART IV: ITEM 15. FINANCIAL STATEMENT SCHEDULES AND EXHIBITS

## SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 15th day of March, 2013.

FIRST MERCHANTS CORPORATION

By: /s/ Michael C. Rechin
Michael C. Rechin,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed by the following persons on behalf of the registrant and in the capacities indicated, on this 15th day of March, 2013.

/s/ Michael C. Rechin
Michael C. Rechin, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Mark K. Hardwick
Mark K. Hardwick, Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

/s/ Michael R. Becher
Michael R. Becher, Director

/s/ Michael C. Rechin
Michael C. Rechin, Director

/s/ Roderick English
Roderick English, Director

/s/ Charles E. Schalliol
Charles E. Schalliol, Director

/s/ Dr. Jo Ann M. Gora
Dr. Jo Ann M. Gora, Director

/s/ Patrick A. Sherman
Patrick A. Sherman, Director

/s/ William L. Hoy
William L. Hoy, Director

/s/ Terry L. Walker
Terry L. Walker, Director

/s/ Gary J. Lehman
Gary J. Lehman, Director

/s/ Jean L. Wojtowicz
Jean L. Wojtowicz, Director

* By Mark K. Hardwick as Attorney-in Fact pursuant to a Limited Power of Attorney executed by the directors listed above, which Power of Attorney is being filed with the Securities and Exchange Commission as an exhibit hereto.

By: Mark K. Hardwick
Mark K. Hardwick
As Attorney-in-Fact
March 15, 2013

# *PART IV: ITEM 15. FINANCIAL STATEMENT SCHEDULES AND EXHIBITS*

**EXHIBIT-21**
**SUBSIDIARIES OF THE REGISTRANT**

**EXHIBIT 21-SUBSIDIARIES OF THE REGISTRANT**

| Name | Jurisdiction of Incorporation |
|---|---|
| First Merchants Bank, National Association | U.S. |
| First Merchants Insurance Services, Inc. | Indiana |
| FMB Portfolio Management, Inc. | Delaware |
| FMB Properties, Inc | Maryland |
| FMB Risk Management, Inc. | Nevada |
| First Merchants Capital Trust II | Delaware |
| FMB Tax Credit Holdings I, LLC | Indiana |
| GS Asset Management, LLC | Indiana |

**EXHIBIT-23**
**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

**EXHIBIT 23 - CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-50484, 333-80117 and 333-159643) and Form S-3 (File Nos. 033-45393 and 333-158334) of First Merchants Corporation (Corporation) of our reports dated March 15, 2013 on the consolidated financial statements of the Corporation as of December 31, 2012 and 2011, and for each of the three-years in the period ended December 31, 2012, and on our audit of internal control over financial reporting of the Corporation as of December 31, 2012, which reports are included in this Annual Report on Form 10-K.

**BKD, LLP**

Indianapolis, Indiana
March 15, 2013

**EXHIBIT-24**
**LIMITED POWER OF ATTORNEY**

**EXHIBIT 24-LIMITED POWER OF ATTORNEY**

**KNOW ALL MEN BY THESE PRESENTS that the undersigned directors and officers of First Merchants Corporation, an Indiana corporation, hereby constitute and appoint Mark K. Hardwick, the true and lawful agent and attorney-in-fact of the undersigned with full power and authority in said agent and attorney-in-fact to sign for the undersigned and in their respective names as directors and officers of the Corporation the Form 10-K of the Corporation to be filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Exchange Act of 1934, as amended, and to sign any amendment to such Form 10-K, hereby ratifying and confirming all acts taken by such agent and attorney-in-fact, as herein authorized.**

**Dated: March 15, 2013**

/s/ Michael C. Rechin
Michael C. Rechin, President and
Chief Executive Officer
(Principal Executive Officer)

/s/ Michael R. Becher
Michael R. Becher, Director

/s/ Roderick English
Roderick English, Director

/s/ Dr. Jo Ann M. Gora
Dr. Jo Ann M. Gora, Director

/s/ William L. Hoy
William L. Hoy, Director

/s/ Gary J. Lehman
Gary J. Lehman, Director

/s/ Mark K. Hardwick
Mark K. Hardwick, Executive Vice
President and Chief Financial Officer
(Principal Financial and Accounting Officer)

/s/ Michael C. Rechin
Michael C. Rechin, Director

/s/ Charles E. Schalliol
Charles E. Schalliol, Director

/s/ Patrick A. Sherman
Patrick A. Sherman, Director

/s/ Terry L. Walker
Terry L. Walker, Director

/s/ Jean L. Wojtowicz
Jean L. Wojtowicz, Director

**EXHIBIT-31.1**

**FIRST MERCHANTS CORPORATION**

**FORM 10-K**
**CERTIFICATION PURSUANT TO**
**SECTION 302 OF**
**THE SARBANES-OXLEY ACT OF 2002**

CERTIFICATION

I, Michael C. Rechin, President and Chief Executive Officer of First Merchants Corporation, certify that:

1. I have reviewed this Annual Report on Form 10-K of First Merchants Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board or directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2013

By: /s/ Michael C. Rechin
Michael C. Rechin
President and Chief Executive Officer
(Principal Executive Officer)

**EXHIBIT-31.2**

**FIRST MERCHANTS CORPORATION**

**FORM 10-K**
**CERTIFICATION PURSUANT TO**
**SECTION 302 OF**
**THE SARBANES-OXLEY ACT OF 2002**

CERTIFICATION

I, Mark K. Hardwick, Executive Vice President and Chief Financial Officer of First Merchants Corporation, certify that:

1. I have reviewed this Annual Report on Form 10-K of First Merchants Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board or directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2013

By: /s/ Mark K. Hardwick
Mark K. Hardwick
Executive Vice President and
Chief Financial Officer
(Principal Financial and Accounting Officer)

**EXHIBIT-32**

**CERTIFICATIONS PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the annual report of First Merchants Corporation (the "Corporation") on Form 10-K for the period ending December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael C. Rechin, President and Chief Executive Officer of the Corporation, do hereby certify, in accordance with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o (d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: March 15, 2013

By: /s/ Michael C. Rechin
Michael C. Rechin
President and Chief Executive Officer
(Principal Executive Officer)

A signed copy of this written statement required by Section 906 has been provided to First Merchants Corporation and will be retained by First Merchants Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

In connection with the annual report of First Merchants Corporation (the "Corporation") on Form 10-K for the period ending December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark K. Hardwick, Executive Vice President and Chief Financial Officer of the Corporation, do hereby certify, in accordance with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o (d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: March 15, 2013

By: /s/ Mark K. Hardwick
Mark K. Hardwick
Executive Vice President and
Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed copy of this written statement required by Section 906 has been provided to First Merchants Corporation and will be retained by First Merchants Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

**EXHIBIT-99.1**
**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT**
**FOR FIRST MERCHANTS CORPORATION EMPLOYEE STOCK PURCHASE PLAN**

EXHIBIT 99.1-FINANCIAL STATEMENTS AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT FOR FIRST MERCHANTS CORPORATION EMPLOYEE STOCK PURCHASE PLAN

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The annual financial statements and independent registered public accounting firm's report thereon for First Merchants Corporation Employee Stock Purchase Plan for the year ending December 31, 2012, will be filed as an amendment to the 2012 Annual Report on Form 10-K.

**EXHIBIT-99.2**

**Certification of Principal Executive Officer and Principal Financial Officer required under §111(b)(4) of the EESA**

The undersigned Principal Executive Officer and Principal Financial Officer of First Merchants Corporation (the "Corporation") hereby certify, based on their knowledge, that:

(i) The compensation committee of the Corporation has discussed, reviewed, and evaluated with senior risk officers at least every six months during the most recently completed fiscal year which was a TARP period (the "applicable period"), the senior executive officer ("SEO") compensation plans and the employee compensation plans and the risks these plans pose to the Corporation;

(ii) The compensation committee of the Corporation has identified and limited during the applicable period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of the Corporation, and during that same applicable period has identified any features of the employee compensation plans that pose risks to the Corporation and has limited those features to ensure that the Corporation is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during the applicable period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of the Corporation to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of the Corporation will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of the Corporation will provide a narrative description of how it limited during the applicable period the features in

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of the Corporation;

(B) Employee compensation plans that unnecessarily expose the Corporation to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of the Corporation to enhance the compensation of an employee;

(vi) The Corporation has required that bonus payments, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), of the SEOs and twenty next most highly compensated employees be subject to a recovery or "clawback" provision during the applicable period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) The Corporation has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to an SEO or any of the next five most highly compensated employees during the applicable period;

(viii) The Corporation has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during the during the applicable period;

(ix) The Corporation and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during the applicable period; and any expenses that, pursuant to this policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) The Corporation will permit a non-binding shareholder resolution in compliance with any applicable Federal securities rules and regulations on the disclosures provided under the Federal securities laws related to SEO compensation paid or accrued during the applicable period;

(xi) The Corporation will disclose the amount, nature, and justification for the offering during the applicable period of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) The Corporation will disclose whether the Corporation, the board of directors of the Corporation, or the compensation committee of the Corporation has engaged during the applicable period, a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) The Corporation has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during the applicable period;

(xiv) The Corporation has substantially complied with all other requirements related to employee compensation that are provided in the agreement between the Corporation and Treasury, including any amendments;

(xv) The Corporation has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year and the most recently completed fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) We understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (*See,* for example, 18 U.S.C. 1001.)

Date: March 15, 2013

By: /s/ Michael C. Rechin
Michael C. Rechin
President and Chief Executive Officer
(Principal Executive Officer)

Date: March 15, 2013

By: /s/ Mark K. Hardwick
Mark K. Hardwick
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

**PART IV: ITEM 15. FINANCIAL STATEMENT SCHEDULES AND EXHIBITS**

**EXHIBIT-10.1**

**First Merchants Corporation**
**Senior Management Incentive**
**Compensation Program**
**Approved February 19, 2013**

**I. Purpose**

The Board of Directors of First Merchants Corporation (FMC) has established an executive compensation program, which is designed to closely align the interests of executives with those of our shareholders by rewarding senior managers for achieving short-term and long-term strategic management and earnings goals, with the ultimate objective of obtaining a superior return on the shareholders' investment.

**II. Administration**

This plan will be administered solely by the Compensation and Human Resources Committee (Committee) of FMC, with supporting documentation and recommendations provided by the Chief Executive Officer (CEO) of FMC. The Committee will annually review the targets for applicability and competitiveness.

The Committee will have the authority to: (a) modify the formal plan document; (b) make the final award determinations; (c) set conditions for eligibility and awards; (d) define extraordinary accounting events in calculating earnings; (e) establish future payout schedules; (f) determine circumstances/causes for which payouts can be withheld; and (g) abolish the plan. No payout will be earned unless and until it is formally approved by the Committee.

Any award or payout made to a participant who is an "executive officer" of First Merchants Corporation, as defined in Rule 3b-7 under the Securities Exchange Act of 1934, is subject to recovery or "clawback" by First Merchants Corporation if the award or payout was based on materially inaccurate financial statements (which includes, but is not limited to, statements of earnings, revenues or gains) or any other materially inaccurate performance metric criteria. The Committee will determine whether a financial statement or performance metric criteria is materially inaccurate based on all the facts and circumstances.

**III. Covered Individuals by Officer Level/Role**

A. President and Chief Executive Officer of FMC;
B. Executive Vice Presidents;
C. Executive Officers, Non-Bank Presidents and Regional Presidents;
D. Selected Senior Leadership
E. Department Heads, Division Heads and Other Management Leadership; and

In order to receive an award, a participant must be employed at the time of the award except for conditions of death, disability or retirement.

Participants will be disqualified if their individual overall performance is rated unsatisfactory; that is, either "improvement needed" or "unacceptable." Additional disqualifiers will be added based on the position, role and level of influence on results.

Participant lists will be reviewed annually by the Committee.

**IV. Implementation Parameters**

A. The FMC CEO and EVP earnings component payouts will be determined by FMC EPS calculated on a diluted GAAP basis. The EVP & Corporate Chief Credit Officer will be weighted 70% on EPS diluted GAAP basis and 30% Corporate Efficiency Ratio.

Payouts to participants on their respective region or company earnings component will be determined by "operating earnings" (net income plus or minus non-operating items including goodwill amortization and corporate administrative charges), except that payouts to FMIG and FMTC participants will be determined by changes in "operating earnings."

B. When utilized, balanced scorecards will be tailored to each unit incorporating a specific weighting on various operating initiatives as set by the CEO, EVPs and SVP of HR. Balanced scorecard metrics are shown in Section V.

**V. Plan Structure**

All payouts will be determined from the schedule as shown below Participants will be notified in writing at the beginning of the plan year which metrics will be reflected in their respective balanced scorecard.

| | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| EPS | n/a | n/a | n/a | $1.20 | $1.23 | $1.26 | $1.29 | $1.38 | $1.47 | $1.56 | $1.65 | $1.74 | $2.19 |
| Consolidated Efficiency Ratio* | n/a | n/a | n/a | n/a | 60.98% | 60.44% | 59.9% | 59.36% | 58.82% | 58.28% | 57.74% | 57.2% | n/a |
| Consolidated Non-Interest Income to Plan | n/a | n/a | n/a | 85% | 90% | 95% | 100% | 105% | 110% | 115% | 120% | 125% | n/a |
| Regional Performance to Plan | n/a | n/a | n/a | 85% | 90% | 95% | 100% | 105% | 110% | 115% | 120% | 125% | n/a |
| Regional Operating Income to Plan | n/a | n/a | n/a | 85% | 90% | 95% | 100% | 105% | 110% | 115% | 120% | 125% | n/a |
| Insurance Income Growth | 10% | 12.5% | 15% | 17.5% | 20% | 22.5% | 25% | 27.5% | 30% | 32.5% | 35% | 37.5% | n/a |
| Insurance Revenue Growth (Insurance only: revenue w/o contingency income) | 10% | 12.5% | 15% | 17.5% | 20% | 22.5% | 25% | 27.5% | 30% | 32.5% | 35% | 37.5% | n/a |
| Trust Income Growth | n/a | n/a | 2% | 4% | 6% | 8% | 10% | 12% | 14% | 16% | 18% | 20% | n/a |
| Trust Revenue Growth | n/a | n/a | 2% | 4% | 6% | 8% | 10% | 12% | 14% | 16% | 18% | 20% | n/a |
| Branch Profitability Contribution to Plan | n/a | n/a | n/a | 85% | 90% | 95% | 100% | 105% | 110% | 115% | 120% | 125% | n/a |
| Commercial Sales Manager Team Loan Growth | n/a | n/a | n/a | 85% | 90% | 95% | 100% | 105% | 110% | 115% | 120% | 125% | n/a |
| Business Banking Performance to Plan | n/a | n/a | n/a | 85% | 90% | 95% | 100% | 105% | 110% | 115% | 120% | 125% | n/a |
| Mortgage Banking Performance to Plan | n/a | n/a | n/a | 85% | 90% | 95% | 100% | 105% | 110% | 115% | 120% | 125% | n/a |